Confidential draft No. 2 as confidentially submitted to the Securities and Exchange Commission on January 27, 2017.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission,

and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Okta, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	26-4175727
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 Brannan Street, 1st Floor

San Francisco, California 94107

(888) 722-7871

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Todd McKinnon

Chief Executive Officer

Okta, Inc.

301 Brannan Street, 1st Floor

San Francisco, California 94107

(888) 722-7871

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Anthony J. McCusker Richard A. Kline Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100	Jonathan T. Runyan General Counsel Okta, Inc. 301 Brannan Street, 1st Floor San Francisco, California 94107 (888) 722-7871	Tony Jeffries Derk Lupinek Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated .

Shares

Okta, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Okta, Inc.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $ and $ . We intend to list the Class A common stock on The NASDAQ Global Select Market under the symbol “OKTA.”

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering, with our directors and executive officers and their affiliates holding approximately %.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Per Share    Total

Initial public offering price    $$

Underwriting discount(1)    $$

Proceeds, before expenses, to Okta    $$

(1)    See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than    shares of Class A common stock, the

underwriters have the option to purchase up to an additional    shares from us at the initial public

offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York

on    , 2017.

Goldman, Sachs & Co.    J.P. Morgan Allen & Company LLC

Pacific Crest Securities    Canaccord Genuity JMP Securities

a division of KeyBanc Capital Markets

Okta is the foundation for secure connections between people and technology okta
Identity Cloud
Employees + Contractors
Customers + Partners
APIs
Devices
Applications
Products
Websites

20th Century Fox uses the Okta Identity Cloud to securely connect hundreds of partners to their cloud applications to produce amazing movies

Adobe enables its customers to securely connect to Adobe Creative Cloud by using the APIs in the Okta Identity Cloud

Experian uses the Okta Identity Cloud to securely connect millions of consumers to its credit monitoring products

Flex uses the Okta Identity Cloud to securely connect thousands of suppliers to the systems they need to be most productive

Pitney Bowes uses the Okta Identity Cloud to securely connect customers to the services and APIs in the Pitney Bowes Commerce Cloud

Prospectus

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Okta,” “the company,” “we,” “us” and “our” in this prospectus refer to Okta, Inc. and its consolidated subsidiaries.

OKTA, INC.

Our Mission

Our mission is to enable any organization to use any technology, and we believe identity is the key to making that happen.

Overview

Okta pioneered identity in the cloud. The Okta Identity Cloud is our category defining platform that enables our customers to securely connect people to technology, anywhere, anytime and from any device.

Identity has always been the key to establishing trust between users and technologies. We founded Okta in 2009 to reinvent identity for the cloud era, where identity is the critical foundation in an increasingly dynamic world of devices and applications. The Okta Identity Cloud helps organizations effectively harness the power of cloud and mobile technologies by securing users and connecting them with the applications they rely on.

Every business day, millions of people use Okta to access a wide range of cloud applications, websites, mobile applications and services from a multitude of devices. Workforces sign into our platform to seamlessly access the applications they need to do their most important work. Organizations also use our platform to provide their customers with more modern experiences online and to connect with partners to streamline their operations. Developers leverage our platform to securely embed identity into their software. As we add new customers, users, developers and applications to our platform, our business, customers and users benefit from powerful network effects that increase the value and security of the Okta Identity Cloud.

The rise of cloud computing has been a momentous technological transformation. Organizations of all sizes and across every industry are racing to leverage the efficiency, flexibility and scalability benefits of the cloud. This transformation has expanded identity to encompass not only users, customers and partners, but also applications and devices that are increasingly cloud-based and outside the corporate firewall.

Given the growth trends in the number of applications and cloud adoption, identity is quickly becoming the most critical layer of an organization’s security. As the corporate perimeter has dissolved, identity has become the most reliable way to manage user access, adopt cloud and mobile technologies and protect digital assets. Our approach to identity eliminates duplicative, sprawling credentials and disparate authentication policies, allowing our customers to simplify and scale their IT infrastructures more efficiently as the number of users, devices, clouds and other technologies in their ecosystem grows.

We designed the Okta Identity Cloud to provide organizations an integrated approach to managing and securing all of their identities. Our platform allows our customers to easily provision internal and external users, enabling any user to connect to any device, cloud or application, all with a simple, intuitive and consumer-like user experience.

From the beginning, the Okta Identity Cloud was built entirely in and for the cloud. Our customers are able to achieve fast time to value, lower costs and increased efficiency while improving compliance and providing security that is persistent, perimeter-less and context-aware. These benefits are delivered through multiple products on a unified platform, our superior cloud architecture and a vast and increasing network of integrations, all supported by a company culture that is maniacally focused on customer success.

Our platform is independent and neutral, allowing our customers to integrate with any prevalent application, service, device or cloud that they choose. This independence and neutrality enables our customers to easily adopt best-of-breed technologies, enhanced by access to a broad network of pre-integrated applications across vendors and devices. We prioritize the compatibility of the Okta Identity Cloud with on-premise infrastructures and public, private and hybrid clouds.

We pioneered identity in the cloud and we believe its rapid adoption signals the early stages of a long-term shift away from legacy identity management. A subset of the Okta Identity Cloud’s capabilities fully addresses the Identity and Access Management as a Service, or IDaaS, market.

Gartner publishes a Magic Quadrant for IDaaS and Okta is the only company to be named a Leader in this Magic Quadrant for all three years of its existence. We believe this recognition reflects our product innovation and our focus on the success of our customers.

As of October 31, 2016, more than 2,900 customers across nearly every industry used the Okta Identity Cloud to secure and manage approximately 40 million identities in over 185 countries. Our customers are comprised of leading global organizations ranging from the largest enterprises, to small and medium-sized businesses, universities, non-profits and government agencies. Representative customers include 20th Century Fox, Adobe, Engie, Flex, LinkedIn, MassMutual, MGM Resorts and Pitney Bowes. In addition, leading cloud vendors, such as Amazon Web Services, Box, Github, Google Cloud, Microsoft, NetSuite, SAP, ServiceNow, Twilio and Workday are our customers, partners or both. We had over 5,000 integrations with cloud, mobile and web applications as of October 31, 2016.

We have achieved significant growth in recent periods, with our revenue increasing from $41.0 million in fiscal 2015 to $85.9 million in fiscal 2016, an increase of 109%. For the nine months ended October 31, 2015 and 2016, our revenue was $58.8 million and $111.5 million, respectively, an increase of 90%. We continue to invest in growing our business to capitalize on our market opportunity. As a result, we incurred net losses of $59.1 million and $76.3 million in fiscal 2015 and 2016, respectively. For the nine months ended October 31, 2015 and 2016, we incurred net losses of $54.9 million and $65.3 million, respectively.

Our Industry

Massive Technology Shifts are Resulting in Complexity, Sprawl and Vulnerability

Organizations worldwide are rapidly adopting cloud architectures and mobile technologies to drive productivity and enhance business results while shortening time to value and reducing expenses. This shift has created both an opportunity and a challenge for organizations, which must securely and effectively implement new technologies to further their strategic initiatives and competitive positioning. To benefit from these developments, organizations can no longer operate in an insular manner, but must open their IT perimeters and connect to their supply chains, partners and customers, directly and securely. The proliferation of applications and devices, the need to connect internal and external parties and the diversification of IT infrastructure architectures have led to tremendous complexity, risk and cost for organizations of all types and sizes. The resulting sprawl and vulnerability present critical challenges because IT performance and security directly impact business results. There is tremendous pressure for organizations to keep pace with their competitors who are moving to the cloud and providing web applications on a variety of devices to their internal users, customers and partners. The failure to embrace these technologies will negatively impact an organization’s ability to compete and may even threaten its survival.

Identity is Imperative for Cloud Adoption and Other Modern Technologies

As organizations prioritize initiatives to accelerate and transform themselves into cloud-enabled businesses, the user has become the focal point in aligning the needs of IT with the overall business strategy. Organizations must focus on identity as the one constant in an ever-changing technology and threat landscape. Through an identity-centric approach, organizations can solve the exponential problem of connecting users, devices, applications, technologies, third parties and things by allowing organizations to simplify and linearly scale their IT architectures. As IT and business strategies are converging, the buyers of identity solutions have expanded beyond Chief Information Officers and Chief Security Officers to other key business leaders, such as Chief Digital Officers who are overseeing company-wide digital transformations. Identity is uniquely able to address the needs of each of these stakeholders, thereby enabling organizations to succeed in transforming themselves.

Limitations of Legacy Identity and Access Management Offerings

Identity management software has been available for many years. While traditional Identity and Access Management, or IAM, providers have historically offered some security benefits, their patchwork of legacy tools, which were designed only for on-premise use cases, can be costly, difficult to integrate and hard to use, increasing IT complexity and sprawl.

For organizations of all types and sizes to fully achieve the benefits of the cloud, we believe there is an increasing need for a unified identity platform that enables them to grow faster, cut costs, increase efficiency, and enhance security and compliance. This solution must be secure, reliable and able to support the scale and expansiveness of the cloud era while enabling organizations to nimbly and securely transition to the cloud.

Our Opportunity

We believe that we have the opportunity to serve the identity needs not just of the largest companies, but of organizations of all sizes that want to safely and securely move to the cloud. We estimate that there is at least an $18 billion global opportunity to serve organizations of all sizes by providing an integrated approach to managing and securing all of their internal identities. This estimate is based on our average Calculated Billings and penetration per customer applied to the estimated number of businesses and educational institutions of a similar size both domestically and internationally. For more information regarding the estimate of our global opportunity, see “Business—Our Opportunity—Organizations of All Sizes Require a New Approach to Identity”.

The opportunity for organizations to embed the Okta Identity Cloud into their external-facing systems is also evolving rapidly as organizations everywhere seek to engage with customers, partners and suppliers through software. We believe this is a new and expanding use case for identity solutions and is not captured in current IAM market estimates or our estimates for internal use cases. The market for an identity-centric approach to external users grows with adoption of the cloud. According to International Data Corporation, or IDC, in 2016, the Cloud Software market is expected to be $78.4 billion and the Custom Application Development market is expected to be $41.2 billion. We believe that our platform is well positioned to address a meaningful portion of these markets.

The Okta Identity Cloud

The Okta Identity Cloud is a secure, reliable and scalable platform that provides complete identity management, enabling our customers to secure their users and connect them to technology and applications, anywhere, anytime and from any device. Our customers use the platform to secure their workforces, to provide more seamless experiences for their customers, and to create solutions that make their partner networks more collaborative.

The Okta Identity Cloud is used by organizations in two distinct and powerful ways: to manage and secure their internal users (employees and contractors), and to connect and secure their external users (customers, partners and suppliers) via the powerful APIs we have developed.

The Okta Identity Cloud allows customers to:

•	Grow Faster. By improving the productivity of workers, collaboration with partners and engagement with customers, we enable our customers to increase revenue, move faster and do more in the rapidly evolving cloud environment.

•	Increase Efficiency. We empower organizations to transition away from expensive on-premise infrastructure and adopt best-of-breed technologies by solving the key challenges posed by moving to the cloud.

•	Enhance Security and Compliance. Our platform provides persistent, perimeter-less security, with real-time visibility and compliance reporting.

•	Embrace Technology of Choice. We provide users with the freedom to choose from a broad selection of pre-integrated applications, without tie-ins or bias toward proprietary products.

•	Eliminate Downtime. Our maintenance windows do not require any downtime and our platform has experienced best-in-class uptime, delivering over 99.9% uptime across our customer base over the past 24 months.

We deliver these benefits through:

•	Leading-Edge Technology. We provide identity-centric connectivity in a manner that is agnostic, irrespective of application, user, location or connected device.

•	Superior Cloud Architecture. The Okta Identity Cloud is uniquely architected to seamlessly integrate with and manage cloud, hybrid, on-premise and mobile technologies, and is built with a core focus on reliability and security.

•	Robust Ecosystem of Integrations. Our Okta Application Network provides immediate time-to-value with over 5,000 integrations with cloud, mobile and web applications as of October 31, 2016.

•	Differentiated User Experience. Despite the depth and complexity of the issues we solve, the Okta Identity Cloud provides users with an elegant, intuitive and consumer-like experience.

•	A Culture of Customer Success. We prioritize customer success above all else and have a culture that is built upon the core values of transparency, integrity, reliability and independence.

Our Products

The Okta Identity Cloud is made up of six individual products built on a unified platform:

•	Universal Directory. Offers centralized, cloud-based storage of user, application and device profiles and their relationships.

•	Single Sign-On. Enables seamless access to applications from any device with a single entry of user credentials.

•	Adaptive Multi-Factor Authentication. Provides additional security to all applications accessed through our platform.

•	Lifecycle Management. Automates administration and provisioning of user accounts and access.

•	Mobility Management. Automates administration and provisioning of user devices.

•	API Access Management. Connects web and mobile experiences to cloud or on-premise services through APIs.

Our Powerful Network Effects

The Okta Identity Cloud benefits from powerful network effects, which accelerate our value creation, provide sustainable competitive advantages, help us acquire additional customers and provide more value to our current and prospective customers.

Product Network Effect

As new applications are added to our platform, they are immediately available to all of our customers through the Okta Application Network. As a result, our network is continuously growing and providing additional value to our current and prospective customers.

Ecosystem Network Effect

As we add more customers, we increase the number of system integrators that build practices around the Okta Identity Cloud and independent software vendors who build their applications on our platform, both of which expand our partner ecosystem and better allow us to acquire new customers.

Data Network Effect

As we add more identities to our platform, we gain increasingly valuable insights about our users, their devices, their location, the applications they access, where security attacks are originating, and much more. We use the data to understand usage trends and predict customer needs, driving product innovation and new feature development that enriches our offerings and improves security.

Growth Strategy

Key elements of our growth strategy are:

•	Driving new customer growth;

•	Deepening relationships within our existing customer base;

•	Expanding our international footprint;

•	Expanding our integrations and partner ecosystem;

•	Innovating and advancing our platform with new products and use cases; and

•	Leveraging our unique data assets with powerful analytics.

Risks Affecting Us

•	We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve and, if achieved, maintain profitability.

•	We have a history of losses, and we expect to incur losses for the foreseeable future.

•	If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

•	We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	If we are unable to attract new customers, sell additional products to our existing customers or develop new products and enhancements to our products that achieve market acceptance, our revenue growth and profitability will be harmed.

•	Our business depends on our customers renewing their subscriptions and purchasing additional licenses or subscriptions from us. Any material decline in our Dollar-Based Retention Rate would harm our future results of operations.

•	If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our platform.

•	A network or data security incident may allow unauthorized access to our network or data or our customers’ data, harm our reputation, create additional liability and adversely impact our financial results.

•	We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

•	The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and their affiliates, who will hold in the aggregate % of the voting power of our capital stock following the completion of this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Corporate Information

We were incorporated in 2009 as Saasure Inc., a California corporation, and were later reincorporated in 2010 under the name Okta, Inc. as a Delaware corporation. Our principal executive offices are located at 301 Brannan Street, 1st Floor, San Francisco, California 94107, and our telephone number is (888) 722-7871. Our website address is www.okta.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Okta” is our registered trademark in the United States, the European Community, Australia and Japan. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Our Business—We are an ‘emerging growth company’ and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Total Class A common stock and Class B common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares in this offering is exercised in full)

Use of proceeds	The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for our stockholders and us. We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes, including funding our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. See the section titled “Use of Proceeds” for additional information.

Voting rights	Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding

Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of the voting power of our outstanding shares of common stock.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
Proposed NASDAQ Global Select Market trading symbol	“OKTA”

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 79,449,658 shares of our Class B common stock outstanding as of October 31, 2016, and excludes:

•	32,159,524 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of October 31, 2016, with a weighted-average exercise price of $5.83 per share;

•	1,474,026 shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after October 31, 2016, with a weighted-average exercise price of $9.74 per share;

•	29,058 shares of Class B common stock issuable upon the exercise of a preferred stock warrant held by Silicon Valley Bank dated November 22, 2011, with an exercise price of $1.38 per share;

•	187,500 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Silicon Valley Bank dated March 10, 2014, with an exercise price of $1.40 per share;

•	$125,000 worth of shares of our Class A common stock reserved for future issuance to Tipping Point Community, which represents shares assuming a trading price on the date of grant of $ , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	196,107 shares of our Class B common stock reserved for future issuance pursuant to our Amended and Restated 2009 Stock Plan, or our 2009 Plan; and

•	shares of our Class A common stock reserved for future issuance under our share-based compensation plans, to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2017 Equity Incentive Plan, or our 2017 Plan; and

•	shares of our Class A common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, or our ESPP.

Our 2017 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2017 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2009 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 59,465,439 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering;

•	the reclassification of our outstanding existing common stock into an equivalent number of shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•	the automatic conversion of the redeemable convertible preferred and common stock warrants to Class B common stock warrants, and the resulting remeasurement and reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following tables summarize our consolidated financial data and other data. We derived the summary consolidated statements of operations data for the years ended January 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the nine months ended October 31, 2015 and 2016 and the consolidated balance sheet data as of October 31, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the nine months ended October 31, 2016 are not necessarily indicative of the results to be expected for the full year or any other period. The following summary consolidated financial data and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue
Subscription	$38,138	$76,443	$52,802	$99,125
Professional services and other	2,872	9,464	5,967	12,381

Total revenue	41,010	85,907	58,769	111,506
Cost of revenue
Subscription(1)	9,818	20,684	14,735	24,523
Professional services and other(1)	8,912	15,340	11,015	15,739

Total cost of revenue	18,730	36,024	25,750	40,262

Gross profit	22,280	49,883	33,019	71,244
Operating expenses:
Research and development(1)	18,370	28,761	19,879	28,127
Sales and marketing(1)	49,096	77,915	53,693	87,264
General and administrative(1)	13,596	19,195	14,150	21,009

Total operating expenses	81,062	125,871	87,722	136,400

Operating loss	(58,782)	(75,988)	(54,703)	(65,156)
Other income (expense), net	(199)	(19)	(14)	138

Loss before income taxes	(58,981)	(76,007)	(54,717)	(65,018)
Provision for income taxes	130	295	157	267

Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)

Net loss per share(2):
Basic and diluted	$(3.67)	$(4.28)	$(3.11)	$(3.46)

Weighted-average shares outstanding used to compute net loss per share(2):
Basic and diluted	16,097	17,817	17,638	18,850

Pro forma net loss per share(2):
Basic and diluted		$(0.99)		$(0.83)

Pro forma weighted-average shares outstanding used to compute pro forma net loss per share(2):
Basic and diluted		77,282		78,315

(1)	Amounts include share-based compensation expense as follows:

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Cost of subscription revenue	$323	$909	$600	$1,417
Cost of professional services and other revenue	273	553	397	890
Research and development	912	1,748	1,138	2,162
Sales and marketing	1,236	2,853	1,829	4,385
General and administrative	3,836	3,769	3,182	3,015

Total share-based compensation expense	$6,580	$9,832	$7,146	$11,869

(2)	Please refer to Note 13 to our consolidated financial statements for an explanation of the method used to compute the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of October 31, 2016
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$42,133	$42,133	$
Working capital	(27,329)	(27,047)
Total assets	120,777	120,777
Deferred revenue, current and non-current portion	99,818	99,818
Redeemable convertible preferred stock warrant liability	282	—
Redeemable convertible preferred stock	227,954	—
Total stockholders’ equity (deficit)	(231,806)	(3,570)

(1)	The pro forma column in the balance sheet data table above gives effect to (i) the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 59,465,439 shares of our common stock, (ii) the redesignation of our outstanding common stock as Class B common stock and (iii) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, as if such conversion, issuance and reclassification had occurred on October 31, 2016.

(2)	The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments and (ii) the assumed sale and issuance of shares of our Class A common stock by us in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash, cash equivalents and short-term investments; working capital; total assets; and total stockholders’ equity (deficit) by $ million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares of our Class A common stock offered by us would increase or decrease, as applicable, the cash, cash equivalents and short-term investments; working capital; total assets; and total stockholders’ equity (deficit) by $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

Other Financial Measures and Key Metrics

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(dollars in thousands)
Gross profit	$22,280	$49,883	$33,019	$71,244
Non-GAAP gross profit	$23,062	$51,535	$34,158	$73,693
Gross profit margin	54%	58%	56%	64%
Non-GAAP gross profit margin	56%	60%	58%	66%
Operating loss	$(58,782)	$(75,988)	$(54,703)	$(65,156)
Non-GAAP operating loss	$(51,247)	$(65,935)	$(47,384)	$(53,145)
Operating margin	(143)%	(88)%	(93)%	(58)%
Non-GAAP operating margin	(125)%	(77)%	(81)%	(48)%
Net cash used in operating activities	$(32,749)	$(41,536)	$(32,575)	$(35,399)
Net cash provided by (used in) investing activities	$(48,571)	$1,160	$(6,176)	$2,568
Net cash provided by financing activities	$77,313	$76,841	$75,993	$462
Free Cash Flow	$(35,694)	$(48,237)	$(36,968)	$(44,038)

Customers (period end)	1,320	2,225	2,000	2,906
Calculated Billings	$68,100	$118,023	$80,919	$131,799
Dollar-Based Retention Rate for the trailing 12 months ended	129%	120%	122%	124%

See the section titled “Selected Consolidated Financial Data and Other Data—Non-GAAP Financial Measures” for additional information and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. generally accepted accounting principles, or GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.

We have been in existence since 2009, and much of our growth has occurred in recent periods. As a result of our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. Additionally, the sales cycle for the evaluation and implementation of our platform, which typically extends for multiple months for enterprise deals, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our stock price to decline.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve and, if achieved, maintain profitability.

From fiscal 2015 to fiscal 2016, our revenue grew from $41.0 million to $85.9 million, an increase of 109%. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	price our products effectively so that we are able to attract and retain customers without compromising our profitability;

•	attract new customers, successfully deploy and implement our platform, increase our existing customers’ use of our platform and provide our customers with excellent customer support;

•	introduce our platform to new markets outside of the United States;

•	successfully compete against larger companies and new market entrants; and

•	increase awareness of our brand on a global basis.

If we are unable to accomplish any of these tasks, our revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability.

We have a history of losses, and we expect to incur losses for the foreseeable future.

We have incurred significant net losses in each year since our inception, including net losses of $59.1 million and $76.3 million in fiscal 2015 and 2016, respectively, and $54.9 million and

$65.3 million for the nine months ended October 31, 2015 and 2016, respectively. We expect to continue to incur net losses for the foreseeable future. Because the market for our platform is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations. We expect our operating expenses to significantly increase over the next several years as we hire additional personnel, particularly in sales and marketing, expand and improve the effectiveness of our distribution channels, expand our operations and infrastructure, both domestically and internationally, and continue to develop our platform. In addition, as we grow and become a newly public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our operating expenses, we will not be profitable in future periods. While historically, our total revenue has grown, not all components of our total revenue have grown consistently. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our software, increasing competition, any failure to gain or retain channel partners, a decrease in the growth of our overall market, or our failure, for any reason, to continue to capitalize on growth opportunities. As a result, our past financial performance should not be considered indicative of our future performance. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have also experienced significant growth in the number of users and logins and in the amount of data that our Software-as-a-Service, or SaaS, hosting infrastructure supports. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture of rapid innovation, teamwork and attention to customer success, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our platform may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

We have established international offices, including offices in the United Kingdom, the Netherlands, Canada and Australia, and we may continue to expand our international operations into other countries in the future. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, customer operations, research and development, marketing and sales, administrative, financial and other resources. If we are unable to manage our continued growth successfully, our business and results of operations could suffer.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our customer base continues to grow, we will need to expand our account management, customer service and other personnel, and our network of independent software vendors, or ISVs, and channel partners, to provide personalized account management and customer service. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations and financial condition, could be harmed.

We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for identity solutions is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. Our competitors for internal use cases include authentication, provisioning, adaptive multi-factor authentication and mobility management providers, many of which are large companies such as Computer Associates, Citrix, IBM, Microsoft, Oracle, RSA (a division of Dell Technologies) and Symantec and companies, such as VMware, that have acquired identity management solution providers in recent years. For external use cases, we generally compete with internally developed systems. We also face competition from small, private niche companies that offer point products that attempt to address certain of the problems that our platform solves. In addition, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other large technology companies in the future. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution and established relationships with ISVs, channel partners and customers, greater customer support resources, greater resources to make acquisitions, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide identity solutions with subscription models. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our products. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

If we are unable to attract new customers, sell additional products to our existing customers or develop new products and enhancements to our products that achieve market acceptance, our revenue growth and profitability will be harmed.

To increase our revenue and achieve and maintain profitability, we must add new customers or sell additional products to our existing customers. Numerous factors, however, may impede our ability to add new customers and sell additional products to our existing customers, including our inability to convert new organizations into paying customers, failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with channel partners, failure to successfully deploy products for new customers and provide quality customer support once deployed or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our platform to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

In addition, our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform and overall market acceptance. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.

Further, to grow our business, we must convince developers to adopt and build their external portals on our platform. We believe that these developer-built portals facilitate greater usage and customization of our products. If these developers stop developing on or supporting our platform, we will lose the benefit of network effects that have contributed to the growth in our number of customers, and our business, results of operations and financial condition could be harmed.

Our business depends on our customers renewing their subscriptions and purchasing additional licenses or subscriptions from us. Any material decline in our Dollar-Based Retention Rate would harm our future results of operations.

To continue to grow our business, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms or with the same or a greater number of users. We have experienced significant growth in the number of users of our platform, but we do not know whether we will continue to achieve similar user growth rates in the future. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, user adoption of our platform, deployment success, utilization rates by our customers, new product releases and changes to the packaging of our product offerings. If our customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations. Furthermore, if our contractual license terms were to shorten it could lead to increased volatility of, and diminished visibility into, future recurring revenue. If our sales of new or recurring subscriptions and software-related support service contracts decline from existing customers, our revenue and revenue growth may decline, and our business will suffer.

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our platform.

Our continued growth depends, in part, on the ability of our existing and potential customers to access our platform 24 hours a day, seven days a week, without interruption or degradation of performance. We may experience disruptions, data loss, outages and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by our customers, especially during peak usage times and as our products become more complex and our user traffic increases. For example, in October 2016, a distributed denial-of-service attack against Dyn, a domain name service vendor we use (acquired by Oracle), prevented many of our customers and their users in the United States from accessing our platform or applications authenticated by our platform and resulted in our failing to meet certain contracted uptime levels under our service level agreements and the issuance of service credits to some of our customers, although the dollar value of such credits were not material. If our platform is unavailable or if our customers are unable to access our products or deploy them within a reasonable amount of time, or at all, our business would be harmed. Since our customers rely on our service to access and complete their work, any outage on our platform would impair the ability of our customers to perform their work, which would negatively impact our brand, reputation and customer satisfaction. Moreover, we depend on services from various third parties to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to obtain subscription renewals from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements, and otherwise harm our business, results of operations and financial condition.

A network or data security incident may allow unauthorized access to our network or data or our customers’ data, harm our reputation, create additional liability and adversely impact our financial results.

Increasingly, companies are subject to a wide variety of attacks on their networks and systems on an ongoing basis. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse, and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. The security measures we have integrated into our internal networks and platform, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platform against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks.

Our customers’ storage and use of data concerning, among others, their employees, contractors, customers and partners is essential to their use of our platform, which stores, transmits and processes customers’ proprietary information and personally identifiable information. If a breach of customer data security were to occur, as a result of third-party action, employee error, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data was disrupted, we could incur significant liability to our customers and to individuals or businesses whose information was being stored by our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation. In addition, a network or security breach could result in the loss of customers and make it more challenging to acquire new customers. Because techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

In addition, security breaches impacting our platform could result in a risk of loss or unauthorized disclosure of this information, which, in turn, could lead to litigation, governmental audits and investigations and possible liability, damage our relationships with our existing customers, and have a negative impact on our ability to attract and retain new customers. Furthermore, as a well-known provider of identity solutions, any such breach, including a breach of our customers’ networks, could compromise our networks or networks secured by our products, creating system disruptions or slowdowns and exploiting security vulnerabilities of our or our customers’ networks, and the information stored on our or our customers’ networks could be accessed, publicly disclosed, altered, lost or stolen, which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, of our networks, our customers’ networks, or other networks secured by our products, whether or not any such breach is due to a vulnerability in our platform, may also undermine confidence in our platform or our industry and result in damage to our reputation, negative publicity, loss of ISVs, channel partners, customers and sales, increased costs to remedy any problem, and costly litigation. In addition, a breach of the security measures of one of our key channel partners or ISVs could result in the exfiltration of confidential corporate information or other data that may provide additional avenues of attack, and if a high profile security breach occurs with respect to another SaaS provider, our customers and potential customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones, potentially causing a negative impact on our business. Any of these negative outcomes could adversely impact market acceptance of our products and could harm our business, results of operations and financial condition.

Third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data, which could result in significant legal and financial exposure, a loss of confidence in the security of our platform, interruptions or malfunctions in our operations, and, ultimately, harm to our future business prospects and revenue. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security.

We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

Our quarterly results of operations fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

•	the level of demand for our platform;

•	the timing and success of new product introductions by us or our competitors or any other change in the competitive landscape of our market;

•	pricing pressure as a result of competition or otherwise;

•	seasonal buying patterns for IT spending;

•	errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

•	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	credit or other difficulties confronting our channel partners;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	changes in the legislative or regulatory environment;

•	fluctuations in foreign currency exchange rates;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Our customers’ storage and use of data concerning, among others, their employees, contractors, customers and partners is essential to their use of our platform. We have implemented various features intended to enable our customers to better comply with applicable privacy and security requirements in their collection and use of data, but these features do not ensure their compliance and may not be effective against all potential privacy concerns.

Many jurisdictions have enacted or are considering enacting privacy and/or data security legislation, including laws and regulations applying to the collection, use, storage, transfer, disclosure and/or processing of personal information. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our service and reduce overall demand for it. These privacy and data security related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In addition, we are subject to certain contractual obligations regarding the collection, use, storage, transfer, disclosure and/or processing of personal information. Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our platform. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our applications, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes, If we fail to comply with federal, state and international data privacy laws and regulations our ability to successfully operate our business and pursue our business goals could be harmed.

Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action against us, including fines and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could harm our business, results of operations and financial condition.

Since many of the features of our applications involve the processing of personal information from our customers and their employees, contractors, customers, partners and others, any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data security laws, regulations and policies, could result in liability to us, damage to our reputation, inhibition of sales and to our business.

Around the world, there are numerous lawsuits in process against various technology companies that process personal information. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal information and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our platform and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our platform. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or requires us to make modifications to our platform, which could significantly limit the adoption and deployment of our technologies or result in significant expense to modify our platform.

We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personally identifiable information provided to us by our website visitors. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our practices.

Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the European Union, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

If our platform is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal information may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal information processing, privacy and security may cause some of our customers’ end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit our customers’ websites or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service and slow or eliminate the growth of our business.

Our financial results may fluctuate due to increasing variability in our sales cycles.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. These assumptions are based upon historical trends for sales cycles and conversion rates associated with our existing customers. As we continue to focus on sales to larger organizations, we expect our sales cycles to lengthen and become less predictable, which may harm our financial results. Factors that may influence the length and variability of our sales cycle include, among other things:

•	the need to raise awareness about the uses and benefits of our platform, including our external use case;

•	the need to allay privacy and security concerns;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the competitive nature of evaluation and purchasing processes;

•	announcements or planned introductions of new products, features or functionality by us or our competitors; and

•	often lengthy purchasing approval processes.

Our increasing focus on sales to larger organizations may further increase the variability of our financial results. If we are unable to close one or more expected significant transactions with large organizations in a particular period, or if an expected transaction is delayed until a subsequent period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be harmed.

We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations and financial condition.

Our customer agreements contain service level agreements, under which we guarantee specified availability of our platform. In light of our historical experience with meeting our service level commitments, we do not currently have any material liabilities accrued on our balance sheet for these commitments. Any failure of or disruption to our infrastructure could make our platform unavailable to our customers. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions. For example, in October 2016, a distributed denial-of-service attack against Dyn, a domain name service vendor we use (acquired by Oracle), prevented many of our customers and their users in the United States from accessing our platform or applications authenticated by our platform and resulted in our failing to meet certain contracted uptime levels under our service level agreements and the issuance of service credits to some of our customers. Our revenue, other results of operations and financial condition could be harmed if we suffer unscheduled downtime that exceeds the service level commitments under our agreements with our customers, and any extended service outages could adversely affect our business and reputation as customers may elect not to renew and we could lose future sales.

If we fail to offer high-quality customer support, our business and reputation will suffer.

Once our platform is deployed to our customers, our customers rely on our support services to resolve any related issues. High-quality customer education and customer support is important for the successful marketing and sale of our products and for the renewal of existing customers. The importance of high-quality customer support will increase as we expand our business and pursue new organizations. If we do not help our customers quickly resolve post-deployment issues and provide effective ongoing customer support, our ability to upsell additional products to existing customers would suffer and our reputation with existing or potential customers would be harmed.

Our growth depends, in part, on the success of our strategic relationships with third parties.

To grow our business, we anticipate that we will continue to depend on relationships with third parties, such as channel partners. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services over subscriptions to our platform. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our applications or increased revenue.

Because we recognize revenue from subscriptions and support services over the term of the relevant service period, downturns or upturns in sales are not immediately fully reflected in our results of operations.

We recognize recurring subscriptions and related support services revenue monthly over the term of the relevant period. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions and related support services contracts entered into during previous quarters. Consequently, a decline in new or renewed recurring subscriptions and software-related support service contracts in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions and software-related support services are not reflected in full in our results of operations until future periods. Revenue from our recurring subscriptions and software-related support services also makes it difficult for us to rapidly increase our revenue through additional service sales in any period, as revenue from new and renewal software-related service contracts must be recognized over the applicable service period.

If we fail to adapt to rapid technological change, our ability to remain competitive could be impaired.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in significant part on our ability to anticipate industry standards and trends and continue to enhance existing products or introduce or acquire new products on a timely basis to keep pace with technological developments. The success of any enhancement or new product depends on several factors, including the timely completion and market acceptance of the enhancement or new product. Any new product we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective products than ours at lower prices. Any delay or failure in the introduction of new or enhanced products could harm our business, results of operations and financial condition.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes our internal estimates of the addressable market for identity solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity is difficult to predict. In addition, our internal estimates of the addressable market for identity solutions reflects the opportunity available from all participants and potential participants in the market. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Adverse general economic and market conditions and reductions in IT and identity spending may reduce demand for our products, which could harm our revenue, results of operations and cash flows.

Our revenue, results of operations and cash flows depend on the overall demand for our products. Concerns about the systemic impact of a potential widespread recession (in the United States or internationally), energy costs, geopolitical issues or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT and identity spending by our existing and prospective customers. Prolonged economic slowdowns may result in customers requesting us to renegotiate existing contracts on less advantageous terms to us than those currently in place or defaulting on payments due on existing contracts or not renewing at the end of the contract term.

In addition, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector and uncertainty over the future of the Eurozone. We have current and potential new customers in Europe. If economic conditions in Europe and other key markets for our applications continue to remain uncertain or deteriorate further, many customers may delay or reduce their information technology spending.

Our customers may merge with other entities who use alternative identity solutions and, during weak economic times, there is an increased risk that one or more of our customers will file for bankruptcy protection, either of which may harm our revenue, profitability and results of operations. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.

If we are unable to ensure that our products interoperate with a variety of operating systems and software applications that are developed by others, our platform may become less competitive and our results of operations may be harmed.

The number of people who access the Internet through mobile devices and access cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers, has increased significantly in the past few years and is expected to continue to increase. While we have created mobile applications and mobile versions of our products, if these mobile applications and products do not perform well, our business may suffer. We are also dependent on third party application stores that may prevent us from timely updating our current products or uploading new products. In addition, our products interoperate with servers, mobile devices and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our products with such third-party services, mobile devices and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies and protocols that we do not control. Any changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products that operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. In addition, we may face different fraud, security and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, or if it is difficult for our customers to access and use our platform, our business, results of operations and financial condition may be harmed.

If we fail to enhance our brand cost-effectively, our ability to expand our customer base will be impaired and our business, results of operations and financial condition may suffer.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, results of operations and financial condition could suffer.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our direct sales force and engaging additional channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our channel partners if we are unable to attract and retain additional motivated channel partners, if any existing or future channel partners fail to successfully market, resell, implement or support our products for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support the products and solutions of these other providers. For example, some of our channel partners also sell or provide integration and administration services for our competitors’ products, and if such channel partners devote greater resources to marketing, reselling and supporting competing products, this could harm our business, results of operations and financial condition.

Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and results of operations may be harmed.

To remain competitive, we must continue to develop new products, applications and enhancements to our existing platform. This is particularly true as we further expand and diversify our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop products internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, this may force us to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations. Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations and financial condition.

Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of our platform and our business could suffer.

We host our platform using Amazon Web Services, or AWS, data centers, a provider of cloud infrastructure services. All of our products reside on hardware owned or leased and operated by us in these locations. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events beyond our control could negatively affect our platform. A prolonged AWS service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement by providing 30 days prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice.

Our platform is accessed by a large number of customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of AWS data centers or third-party internet service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to scale our operations. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

Our success depends, in part, on the integrity and scalability of our systems and infrastructures. System interruption and the lack of integration, redundancy and scalability in these systems and infrastructures may harm our business, results of operations and financial condition.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including websites, information and related systems. System interruption and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent us from efficiently providing access to our platform. We also rely on third-party computer systems, broadband and other communications systems and service providers in connection with providing access to our platform generally. Any interruptions, outages or delays in our systems and infrastructure, our business and/or third parties, or deterioration in the performance of these systems and infrastructure, could impair our ability to provide access to our platform. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, other natural disasters, acts of war or terrorism and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructure at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing access to our platform. While we have backup systems for certain aspects of their operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these events were to occur, it could harm our business, results of operations and financial condition.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our products to function with such software or services or develop these components ourselves, which would result in increased costs and could result in delays in our product launches and the release of new product offerings until equivalent technology can be identified, licensed or developed, and integrated into our products. Furthermore, we might be forced to limit the features available in our current or future products. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.

Real or perceived errors, failures, vulnerabilities or bugs in our products, including deployment complexity, could harm our business and results of operations.

Errors, failures, vulnerabilities or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our platform is often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which our products are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our products. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities or bugs in our products could result in negative publicity, loss of customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business, results of operations and financial condition.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new products, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

Our results of operations may be harmed if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of some or all of our products;

•	require us to indemnify our customers or third-party service providers; and/or

•	require us to expend additional development resources to redesign our products.

Any one or more of the above could harm our business, results of operations and financial condition.

We use open source software in our products, which could negatively affect our ability to offer our products and subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. However, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our products, incur additional costs, discontinue the sale of some or all of our products or take other remedial actions.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from the use of our platform or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. We have not to date received claims from third parties alleging we are infringing their intellectual property. However, as we continue to grow, the possibility of these and other intellectual property rights claims against us may increase. For any intellectual property rights indemnification claim against us or our customers, we will incur significant legal expenses and may have to pay damages, license fees and/or stop using technology found to be in violation of the third party’s rights. Large indemnity payments could harm our business, results of operations and financial condition. We may also have to seek a license for the technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver certain products. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our platform, which could negatively affect our business.

From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law or failure to implement adequate security measures with respect to their data stored, transmitted, or accessed using our platform. Although we normally contractually limit our liability with respect to such obligations, the existence of such a dispute may have adverse effects on our customer relationship and reputation and we may still incur substantial liability related to them.

Any assertions by a third party, whether or not successful, with respect to such indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that customer and other current and prospective customers, reduce demand for our platform, and harm our brand, business, results of operations and financial condition.

We may face particular privacy, data security and data protection risks in Europe due to the recent invalidation of the Safe Harbors Program and the new European General Data Protection Regulation.

In the European Community, Directive 95/46/EC, or the Directive, has required European Union member states to implement data protection laws to meet the strict privacy requirements of the Directive. Among other requirements, the Directive regulates transfers of personally identifiable data that is subject to the Directive, or Personal Data, to third countries, such as the United States, that have not been found to provide adequate protection to such Personal Data. Our customers have in the past relied upon our adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, and the European Union and Switzerland, which established a means for legitimating the transfer of Personal Data by data controllers in the European Economic Area, or EEA, to the United States. As a result of the October 6, 2015 European Union Court of Justice, or ECJ, opinion in Case C-362/14 (Schrems v. Data Protection Commissioner) regarding the adequacy of the U.S.-EU Safe Harbor Framework, the U.S.-EU Safe Harbor Framework is no longer deemed to be a valid method of compliance with requirements set forth in the Directive (and member states’ implementations thereof) regarding the transfer of Personal Data outside of the EEA.

Negotiators from the European Union and United States reached political agreement on a successor to the Safe Harbor framework that will be referred to as the EU-US Privacy Shield. On May 26, 2016 the European Parliament adopted a resolution and on July 8, 2016 the European Member States representatives approved the final version of the EU-US Privacy Shield, paving the way forward for the adoption of the decision by the European Commission. As of August 1, 2016, interested companies have been permitted to register for the program. There continue to be concerns about whether the Privacy Shield will face additional challenges. Until the remaining legal uncertainties regarding the future of the EU-US Privacy Shield are settled and we determine whether we will participate in the program, we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new customers.

In light of the ECJ opinion in Case C-362/14, we offer our customers other methods to enable compliant data transfers from the EEA to the United States and have begun to undertake efforts to conform transfers of Personal Data from the EEA based on current regulatory obligations, the guidance of data protection authorities, and evolving best practices. Despite this, we may be unsuccessful in establishing conforming means or means that are acceptable to our customers of transferring such data from the EEA, including due to ongoing legislative activity, which may vary the current data protection landscape.

We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our services due to the potential risk exposure to such customers as a result of the ECJ ruling in Case C-362/14 and the current data protection obligations imposed on them by certain data protection authorities. Such customers may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain or otherwise objectionable and therefore decide not to do business with us.

We and our customers are at risk of enforcement actions taken by certain EU data protection authorities until such point in time that we may be able to ensure that all transfers of Personal Data to us in the United States from the EEA are conducted in compliance with all applicable regulatory obligations, the guidance of data protection authorities and evolving best practices. We may find it necessary to establish systems to maintain Personal Data originating from the European Union in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business.

In addition, data protection regulation is an area of increased focus and changing requirements. The Directive will be replaced in time with the recently adopted European General Data Protection Regulation, which will enter into force on May 25, 2018, and which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the new obligations to be imposed by the European General Data Protection Regulation and we may be required to make significant changes in our business operations, all of which may adversely affect our business, results of operations and financial condition.

We function as a HIPAA Business Associate for certain of our customers and, as such, are subject to strict privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, all of which can adversely affect our business as well as our ability to attract and retain new customers.

The Health Insurance Portability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, or HIPAA, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates. We function as a business associate for certain of our customers that are HIPAA covered entities and service providers, and in that context we are regulated as a business associate for the purposes of HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, we could face substantial civil and even criminal liability. Modifying the already stringent penalty structure that was present under HIPAA prior to HITECH, HITECH created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

The HIPAA covered entities and service providers to which we provide services require us to enter into HIPAA-compliant business associate agreements with them. These agreements impose stringent data security obligations on us. If we are unable to meet the requirements of any of these business associate agreements, we could face contractual liability under the applicable business associate agreement as well as possible civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain new customers.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our business, results of operations and financial condition.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries. Although we take precautions to prevent our products from being provided in violation of such laws, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and monetary penalties. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Although we take precautions to prevent transactions with U.S. sanction targets, we could inadvertently provide our products to persons prohibited by U.S. sanctions. This could result in negative consequences to us, including government investigations, penalties and harm to our reputation.

We have limited experience with respect to determining the optimal prices for our products.

In the past, we have sometimes adjusted our prices either for individual customers in connection with long-term agreements or for a particular product. We expect that we may need to change our pricing in future periods. Further, as competitors introduce new products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if our mix of products sold changes, then we may need to, or choose to, revise our pricing. As a result, we may be required or choose to reduce our prices or change our pricing model, which could harm our business, results of operations and financial condition.

We may face exposure to foreign currency exchange rate fluctuations.

Today, our international contracts are sometimes denominated in local currencies. However, the majority of our international costs are denominated in local currencies. Over time, an increasing portion of our international contracts may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.

We have in the past acquired, and we may in the future seek to acquire or invest in, businesses, products or technologies that we believe could complement or expand our current platform, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may suffer.

Our customers may fail to pay us in accordance with the terms of their agreements, necessitating action by us to compel payment.

We typically enter into multiple year, non-cancelable arrangements with our customers. If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our business, results of operations and financial condition.

Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We currently maintain offices and have sales personnel outside the United States in the United Kingdom, Netherlands, Canada and Australia, and we intend to expand our international operations. In fiscal 2015 and 2016, our international revenue was 9% and 12%, respectively, of our total revenue. Any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in the United States. These risks include, among other things:

•	unexpected costs and errors in the localization of our products, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs and other barriers;

•	practical difficulties of enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue; and

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We have not engaged in currency hedging activities to limit risk of exchange rate fluctuations. Changes in exchange rates affect our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders’ equity.

We have limited experience in marketing, selling and supporting our platform abroad. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We may be required to defer recognition of some of our revenue, which may harm our financial results in any given period.

We may be required to defer recognition of revenue for a significant period of time after entering into an agreement due to a variety of factors, including, among other things, whether:

•	the transaction involves both current products and products that are under development;

•	the customer requires significant modifications, configurations or complex interfaces that could delay delivery or acceptance of our products;

•	the transaction involves extended payment terms;

•	the transaction involves acceptance criteria or other terms that may delay revenue recognition; or

•	the transaction involves performance milestones or payment terms that depend upon contingencies.

Because of these factors and other specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide access to our platform or perform services. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered elements, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition well after the time of delivery, which may adversely affect our financial results in any given period. In addition, because of prevailing economic conditions, more customers may require extended payment terms, shorter term contracts or alternative licensing arrangements that could reduce the amount of revenue we recognize upon delivery of our platform and could adversely affect our short-term financial results.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our customers could increase the costs of our products and harm our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase our products in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business and financial performance.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm us and our results of operations.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer support, general and administrative functions, and on individual contributors in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. For example, we hired a new President, Worldwide Field Operations in October 2016. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Chief Executive Officer or Chief Operating Officer, or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and SaaS applications and experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, access to our existing line of credit with Silicon Valley Bank is subject to certain financial and other covenants. Our inability to abide by these covenants or do any of the foregoing could reduce our ability to compete successfully and harm our business, results of operations and financial condition.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, we have implemented a number of new systems to supplement our core ERP system as part of our control environment, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and results of operations and could cause a decline in the price of our Class A common stock.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014 the Financial Accounting Standards Board issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), for which certain elements may impact our accounting for revenue and costs incurred to acquire contracts. We are still in the process of evaluating these potential impacts.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, capitalized internal-use software costs, income taxes, other non-income taxes, business combination and valuation of goodwill and purchased intangible assets and share-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in San Francisco, California and the west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition. In addition, the insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with our customers and partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.

Exposure to political developments in the United Kingdom, including the outcome of the U.K. referendum on membership in the EU, could harm us.

On June 23, 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom’s vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other EU member states, which may last for a number of months or years.

The result of the referendum means that the long-term nature of the United Kingdom’s relationship with the European Union is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. The political and economic instability created by the United Kingdom’s vote to leave the European Union has caused and may continue to cause significant volatility in global financial markets and the value of the British Pound or other currencies, including the Euro. Depending on the terms reached regarding any exit from the European Union, it is possible that there may be adverse practical or operational implications on our business.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could harm our business.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our platform in various jurisdictions is unclear. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business, results of operations and financial condition.

We file sales tax returns in certain states within the United States as required by law and certain customer contracts for a portion of the products that we provide. We do not collect sales or other similar taxes in other states and many of such states do not apply sales or similar taxes to the vast majority of the products that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could harm our business, results of operations and financial condition.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three year period, the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. We have experienced ownership changes in the past and, although we do not expect to experience an ownership change in connection with our initial public offering, any such ownership change could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and their affiliates, who will hold in the aggregate     % of the voting power of our capital stock following the completion of this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering pursuant to this prospectus, has one vote per share. Following this offering, our directors, executive officers, and their affiliates, will hold in the aggregate     % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until             . This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

There has been no prior public market for our Class A common stock, the stock price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock was determined through negotiations among the underwriters and us and may vary from the market price of our Class A common stock following this offering. The market prices of the securities of other newly public companies have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets and/or publicly-listed technology companies;

•	actual or anticipated fluctuations in our revenue or other operating metrics;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of additional shares of our Class A common stock by us or our stockholders.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business.

Sales of substantial amounts of our Class A common stock in the public markets, such as when our lock-up restrictions are released, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.

Substantially all of our securities outstanding prior to the completion of this offering are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 181 days after the date of the final prospectus relating to the offering. Goldman, Sachs & Co. and J.P. Morgan Securities LLC may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

In addition, as of October 31, 2016, we had 32,159,524 options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock. All of the shares of Class B common stock issuable upon the exercise of stock options and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Following this offering, the holders of 59,494,497 shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of NASDAQ and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Because the initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $     per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of October 31, 2016. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. In addition, our credit facility contains restrictions on our ability to pay dividends.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

•	or any action asserting a claim against us that is governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, costs of revenue, gross profit or gross margin and operating expenses;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	our ability to maintain the security and availability of our internal networks and platform;

•	our ability to increase our number of customers;

•	our ability to sell additional products to and retain our existing customers;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to expand our network of ISVs and channel partners;

•	our estimated total addressable market;

•	the future benefits to be derived from adding new customer cohort groups;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our anticipated investments in sales and marketing and research and development;

•	our ability to successfully defend litigation brought against us;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:

•	Gartner, Inc., Magic Quadrant for Identity and Access Management as a Service, June 2, 2014.

•	Gartner, Inc., Magic Quadrant for Identity and Access Management as a Service, Worldwide, June 4, 2015.

•	Gartner, Inc., Market Insight: Cloud Shift—The Transition of IT Spending From Traditional Systems to Cloud, May 18, 2016.

•	Gartner, Inc., Magic Quadrant for Identity and Access Management as a Service, Worldwide, June 6, 2016.

•	International Data Corporation, A View of the Cloud Market: Segmenting Cloud Buyers Using End-User Survey Data from IDC’s CloudView, September 2015.

•	International Data Corporation, Worldwide Custom Application Development Services Forecast, 2016—2020, April 2016.

•	International Data Corporation, Worldwide Internet of Things Forecast Update, 2016—2020, May 2016.

•	International Data Corporation, Worldwide Enterprise Mobility Management Software Forecast, 2016—2020, July 2016.

•	International Data Corporation, Worldwide Identity and Access Management Forecast, 2016—2020: Mobile and User Behavior Analytics Drive Growth, August 2016.

•	International Data Corporation, Worldwide Software as a Service and Cloud Software Forecast, 2016—2020, August 2016.

•	Mandiant Corporation, M-Trends: an evolving threat, 2012.

•	National Center for Education Statistics, Digest of Education Statistics: 2015, December 2016.

•	Ponemon Institute LLC, 2016 Cost of Data Breach Study: Global Analysis, June 2016.

•	United States Census Bureau, Firm Characteristics Data Tables, 2014.

Gartner, Inc., or Gartner, does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner reports described herein, or the Gartner Reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $             million, based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that our net proceeds would be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and facilitate our future access to the public equity markets. We currently intend to use the net proceeds that we will receive from this offering for working capital, other general corporate purposes and to fund our growth strategies, including continued investments in our business, expanding our international footprint and growing demand for our external use case. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. In addition, our ability to pay dividends on our capital stock is subject to restrictions under the terms of our credit facility with Silicon Valley Bank. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash, cash equivalents and investments, as well as our capitalization, as of October 31, 2016 as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 59,465,439 shares of our common stock, (ii) the reclassification of our outstanding common stock as Class B common stock and (iii) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, which conversion and reclassification will occur immediately prior to the completion of this offering, as if such conversion and reclassification had occurred on October 31, 2016; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of shares of our Class A common stock in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our financial statements and related notes, and the sections titled “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of October 31, 2016
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$42,133	$42,133	$

Redeemable convertible preferred stock warrant liability	$282	$—	$
Redeemable convertible preferred stock, $0.0001 par value; 59,494,582 shares authorized, 59,465,439 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma or pro forma as adjusted	227,954	—

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 120,000,000 shares authorized and 19,984,219 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2	—
Class A common stock, 0.0001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value; no shares authorized or issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	—	8
Additional paid-in capital	38,064	266,294
Accumulated other comprehensive loss	(187)	(187)
Accumulated deficit	(269,685)	(269,685)
Total stockholders’ equity (deficit)	(231,806)	(3,570)

Total capitalization	$38,563	$38,563	$

If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and shares of Class A common stock issued and outstanding as of October 31, 2016 would be $             million, $             million, $             million and              shares, respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $             million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us.

The pro forma column in the table above is based on no shares of Class A and 79,449,658 shares of Class B common stock outstanding as of October 31, 2016, and exclude:

•	32,159,524 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of October 31, 2016, with a weighted-average exercise price of $5.83 per share;

•	1,474,026 shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after October 31, 2016, with a weighted-average exercise price of $9.74 per share;

•	29,058 shares of Class B common stock issuable upon the exercise of a preferred stock warrant held by Silicon Valley Bank dated November 22, 2011, with an exercise price of $1.38 per share;

•	187,500 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Silicon Valley Bank dated March 10, 2014, with an exercise price of $1.40 per share;

•	$125,000 worth of shares of our Class A common stock reserved for future issuance to Tipping Point Community, which represents shares assuming a trading price on the date of grant of $ , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	196,107 shares of our Class B common stock reserved for future issuance pursuant to our 2009 Plan; and

•	shares of our Class A common stock reserved for future issuance under our share-based compensation plans to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2017 Plan; and

•	shares of our Class A common stock reserved for future issuance under our ESPP.

Our 2017 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2017 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2009 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of October 31, 2016 was $             million, or $             per share. Our pro forma net tangible book value (deficit) as of October 31, 2016 was $             million, or $             per share, based on the total number of shares of our common stock outstanding as of October 31, 2016, after giving effect to the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock as of October 31, 2016 into an aggregate of 59,465,439 shares of our Class B common stock, and the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, which conversion and reclassification will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of              shares of our Class A common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of October 31, 2016 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and immediate dilution of $             per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of October 31, 2016	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table presents, on a pro forma as adjusted basis as of October 31, 2016, after giving effect to the conversion and reclassification of all outstanding shares of redeemable convertible preferred stock into Class B common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and redeemable convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of October 31, 2016 and excludes:

•	32,159,524 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of October 31, 2016, with a weighted-average exercise price of $5.83 per share;

•	1,474,026 shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after October 31, 2016, with a weighted-average exercise price of $9.74 per share;

•	29,058 shares of Class B common stock issuable upon the exercise of a preferred stock warrant held by Silicon Valley Bank dated November 22, 2011, with an exercise price of $1.38 per share;

•	187,500 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Silicon Valley Bank dated March 10, 2014, with an exercise price of $1.40 per share;

•	$125,000 worth of shares of our Class A common stock reserved for future issuance to Tipping Point Community, which represents shares assuming a trading price on the date of grant of $ , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	196,107 shares of our Class B common stock reserved for future issuance pursuant to our 2009 Plan; and

•	shares of our Class A common stock reserved for future issuance under our share-based compensation plans to be adopted in connection with this offering, consisting of:

•	shares of our Class A common stock reserved for future issuance under our 2017 Plan; and

•	shares of our Class A common stock reserved for future issuance under our ESPP.

Our 2017 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2017 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2009 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA

The following selected consolidated statements of operations data for the years ended January 31, 2015 and 2016 and the consolidated balance sheet data as of January 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the nine months ended October 31, 2015 and 2016 and the consolidated balance sheet data as of October 31, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the nine months ended October 31, 2016 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following selected financial data and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands, except per share data)
Revenue
Subscription	$38,138	$76,443	$52,802	$99,125
Professional services and other	2,872	9,464	5,967	12,381

Total revenue	41,010	85,907	58,769	111,506
Cost of revenue
Subscription(1)	9,818	20,684	14,735	24,523
Professional services and other(1)	8,912	15,340	11,015	15,739

Total cost of revenue	18,730	36,024	25,750	40,262

Gross profit	22,280	49,883	33,019	71,244
Operating expenses:
Research and development(1)	18,370	28,761	19,879	28,127
Sales and marketing(1)	49,096	77,915	53,693	87,264
General and administrative(1)	13,596	19,195	14,150	21,009

Total operating expenses	81,062	125,871	87,722	136,400

Operating loss	(58,782)	(75,988)	(54,703)	(65,156)
Other income (expense), net	(199)	(19)	(14)	138

Loss before income taxes	(58,981)	(76,007)	(54,717)	(65,018)
Provision for income taxes	130	295	157	267

Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)

Net loss per share(2):
Basic and diluted	$(3.67)	$(4.28)	$(3.11)	$(3.46)

Weighted-average shares outstanding used to compute net loss per share(2):
Basic and diluted	16,097	17,817	17,638	18,850

Pro forma net loss per share(2):
Basic and diluted		$(0.99)		$(0.83)

Pro forma weighted-average shares outstanding used to compute pro forma net loss per share(2):
Basic and diluted		77,282		78,315

(1)	Amounts include share-based compensation expense as follows:

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Cost of subscription revenue	$323	$909	$600	$1,417
Cost of professional services and other revenue	273	553	397	890
Research and development	912	1,748	1,138	2,162
Sales and marketing	1,236	2,853	1,829	4,385
General and administrative	3,836	3,769	3,182	3,015

Total share-based compensation expense	$6,580	$9,832	$7,146	$11,869

(2)	Please refer to Note 13 to our consolidated financial statements for an explanation of the method used to compute the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of January 31,		As of October 31,
	2015	2016	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$60,042	$87,945	$42,133
Working capital	32,050	38,528	(27,329)
Total assets	97,050	149,763	120,777
Deferred revenue, current and non-current portion	47,409	79,525	99,818
Redeemable convertible preferred stock warrant liability	110	237	282
Redeemable convertible preferred stock	154,530	227,954	227,954
Total stockholders’ deficit	(117,198)	(181,062)	(231,806)

Other Financial Measures and Key Metrics

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(dollars in thousands)
Gross profit	$22,280	$49,883	$33,019	$71,244
Non-GAAP gross profit	$23,062	$51,535	$34,158	$73,693
Gross profit margin	54%	58%	56%	64%
Non-GAAP gross profit margin	56%	60%	58%	66%
Operating loss	$(58,782)	$(75,988)	$(54,703)	$(65,156)
Non-GAAP operating loss	$(51,247)	$(65,935)	$(47,384)	$(53,145)
Operating margin	(143)%	(88)%	(93)%	(58)%
Non-GAAP operating margin	(125)%	(77)%	(81)%	(48)%
Net cash used in operating activities	$(32,749)	$(41,536)	$(32,575)	$(35,399)
Net cash provided by (used in) investing activities	$(48,571)	$1,160	$(6,176)	$2,568
Net cash provided by financing activities	$77,313	$76,841	$75,993	$462
Free Cash Flow	$(35,694)	$(48,237)	$(36,968)	$(44,038)

Customers (period end)	1,320	2,225	2,000	2,906
Calculated Billings	$68,100	$118,023	$80,919	$131,799
Dollar-Based Retention Rate for the trailing 12 months ended	129%	120%	122%	124%

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin

We define non-GAAP gross profit and non-GAAP gross profit margin as GAAP gross profit and GAAP gross profit margin, adjusted for share-based compensation expense and amortization of acquired intangibles.

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(dollars in thousands)
Gross profit	$22,280	$49,883	$33,019	$71,244
Add:
Share-based compensation expense included in cost of revenue	596	1,462	997	2,307
Amortization of acquired intangibles	186	190	142	142

Non-GAAP gross profit	$23,062	$51,535	$34,158	$73,693

Gross profit margin	54%	58%	56%	64%
Non-GAAP gross profit margin	56%	60%	58%	66%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, adjusted for share-based compensation expense, amortization of acquired intangibles and acquisition related compensation expense.

	Year ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(dollars in thousands)
Operating loss	$(58,782)	$(75,988)	$(54,703)	$(65,156)
Add:
Share-based compensation expense	6,580	9,832	7,146	11,869
Amortization of acquired intangibles	186	190	142	142
Acquisition related compensation expense	769	31	31	—

Non-GAAP operating loss	$(51,247)	$(65,935)	$(47,384)	$(53,145)

Operating margin	(143)%	(88)%	(93)%	(58)%
Non-GAAP operating margin	(125)%	(77)%	(81)%	(48)%

Free Cash Flow

We define Free Cash Flow as net cash used in operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs.

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Net cash used in operating activities	$(32,749)	$(41,536)	$(32,575)	$(35,399)
Less:
Purchases of property and equipment	(1,182)	(4,093)	(2,408)	(4,647)
Capitalized internal-use software costs	(1,763)	(2,608)	(1,985)	(3,992)

Free Cash Flow	$(35,694)	$(48,237)	$(36,968)	$(44,038)

Net cash provided by (used in) investing activities	$(48,571)	$1,160	$(6,176)	$2,568
Net cash provided by financing activities	$77,313	$76,841	$75,993	$462

Calculated Billings

We define Calculated Billings as total revenue plus the change in deferred revenue during the period.

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Total revenue	$41,010	$85,907	$58,769	$111,506
Add:
Deferred revenue (end of period)	47,409	79,525	69,559	99,818
Less:
Deferred revenue (beginning of period)	(20,319)	(47,409)	(47,409)	(79,525)

Calculated Billings	$68,100	$118,023	$80,919	$131,799

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data and Other Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our fiscal year ends January 31.

Overview

Okta pioneered identity in the cloud. The Okta Identity Cloud is our category-defining platform that enables our customers to securely connect people to technology, anywhere, anytime and from any device. Every business day, millions of people use Okta to securely access a wide range of cloud applications, websites, mobile applications and services from a multitude of devices. Workforces sign into our platform to seamlessly access the applications they need to do their most important work. Organizations use our platform to provide their customers with more modern experiences online and via mobile devices, and to connect with partners to streamline their operations. Developers leverage our platform to securely embed identity into their software.

Our approach to identity eliminates duplicative, sprawling credentials and disparate authentication policies, allowing our customers to simplify and scale their IT infrastructures more efficiently as the number of users, devices, clouds and other technologies in their ecosystem grows. With the Okta Identity Cloud, our customers are able to achieve fast time to value, lower costs and increase efficiency while improving compliance and providing security that is persistent, perimeter-less and context-aware. These benefits are delivered through multiple products on a unified platform, superior cloud architecture and our vast and increasing network of integrations.

We founded the company in 2009 to reinvent identity for the modern cloud era. From the beginning we recognized that identity is the foundation for connections and trust between users and technology. Since our inception, we have consistently innovated to enhance our platform and expand our product offerings, including the following key milestones:

•	In 2010, we launched our first product, Single Sign-On, to provide employees with seamless access to all of their web applications and enable IT to securely integrate cloud applications with their corporate directory and provision users.

•	In 2013, we added our Universal Directory product and expanded our provisioning integrations to cloud applications. Universal Directory provided a way to rationalize complex directory infrastructure while the provisioning integrations improved our ability to secure access to applications.

•	In 2014, we introduced our Mobility Management product to extend the Okta Identity Cloud to provision, manage and secure any smartphone, tablet or laptop and its associated native applications in an integrated way with our Single Sign On and Universal Directory products.

•	Also in 2014, we opened the APIs of the Okta Identity Cloud to enable organizations to leverage our platform to develop web and mobile applications for their customers, suppliers and partners.

•	In 2015, we added our Adaptive Multi-Factor Authentication product to provide an additional layer of application and data security.

•	In 2016, we launched our Lifecycle Management product to expand our provisioning capabilities across all of our product offerings and add workflow to automate identity related business processes.

•	Also in 2016, we expanded our platform to manage application access to APIs with our API Access Management Product, creating a new class of application, service and IoT use cases.

In parallel to this product innovation, we have rapidly expanded the breadth and depth of the Okta Application Network, which provides customers with a pre-integrated set of cloud, mobile and web applications that spans the functionality of our products. As of October 31, 2016, we had over 5,000 integrations with third-party software applications.

We offer our platform through a SaaS business model. We focus on adding and retaining customers and increasing their spending with us through expanding the number of users who access our platform and up-selling additional products. We sell our solution directly through our field and inside sales teams, as well as indirectly through resellers. Our subscription fees include the use of our service and our technical support and management of our platform. We base subscription fees primarily on the products used and the number of users on our platform, both internal and external. We generate subscription fees pursuant to noncancelable contracts that generally range in duration from one to three years. We typically invoice customers in advance in annual installments for subscriptions to our platform.

Our revenue has grown significantly. For the years ended January 31, 2015 and 2016, our revenue was $41.0 million and $85.9 million, respectively, representing a 109% growth rate. For the nine months ended October 31, 2015 and 2016, our revenue was $58.8 million and $111.5 million, respectively, representing a 90% growth rate. For the years ended January 31, 2015 and 2016, and for the nine months ended October 31, 2015 and 2016, we generated net losses of $59.1 million, $76.3 million, $54.9 million and $65.3 million, respectively. Our accumulated deficit as of October 31, 2016 was $269.7 million.

Opportunities, Challenges and Risks

We believe that the growth of our business and our future success are dependent upon many factors, including the market adoption of the Okta Identity Cloud, the success of continued investments in our business, our international expansion efforts and growth in demand for our external use case. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations. The timing of our future profitability, if we achieve profitability at all, will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control. See “—Key Factors Affecting Our Performance”.

Our Business Model

We seek to increase the value of the new customers we acquire by serving their needs, retaining their business and expanding our relationships over time. We monetize our platform through subscriptions that provide recurring revenue over the contract terms. We endeavor to have our customers renew their contracts and increase their spending with us over time as they deploy our platform more broadly or as they purchase additional products. As a result, we expect the revenue generated from a typical customer over its lifetime to exceed that of its initial contract. In addition, the cost to maintain and renew existing customers is significantly less than the cost to initially win new customers. As a result, the value of a customer to our business increases over time as the customer remains a subscriber to our platform. Because our subscription revenue is recognized over the noncancelable contract term, certain expenses incurred and recognized in acquiring a customer have been greater than the associated revenue contribution in the initial year of the contract. We have chosen to invest significantly in growing our customer base from which we can expand our relationships and increase contribution margin over time. We believe that as our customer base grows and a relatively higher percentage of our subscription revenue is attributable to renewals and upsells to existing customers, versus acquisition of new customers, associated sales and marketing expenses and other allocated upfront costs will decrease as a percentage of revenue.

To illustrate the economics of our customer relationships, we are providing a contribution margin analysis of the customers we acquired during the fiscal year ended January 31, 2015, which we refer to as the 2015 Cohort. We believe the 2015 Cohort is a fair representation of our overall customer base because it includes customers across industries and segments. We define contribution margin as the annual contract value of subscription commitments, or ACV, from the customer cohort at the end of a period less the associated cost of subscription revenue and sales and marketing expenses. A significant majority of our sales and marketing expenses are dedicated to acquiring new customers and these costs are mainly associated with the newest cohort in a given period.

Costs of subscription revenue include the costs related to hosting our platform and providing ongoing customer support. Allocated sales and marketing expenses include personnel costs associated with the sales and marketing teams that convert the customer, such as salaries, sales commissions and marketing program expenses. Costs of subscription revenue and allocated sales and marketing expenses included in the contribution margin analysis exclude share-based compensation, amortization of acquired intangibles, and acquisition related compensation expenses.

In fiscal year 2015, the 2015 Cohort represented $24.1 million in ACV and $46.4 million in associated costs to acquire these customers, representing a contribution margin of (92)%. In fiscal year 2016, the 2015 Cohort represented $30.0 million in ACV and $14.5 million in associated costs, representing a contribution margin of 52%. For the nine months ended October 31, 2016, the 2015 Cohort represented $33.3 million in ACV and $11.8 million in associated costs, representing a contribution margin of 64%.

The contribution margin of our customer cohorts will fluctuate from one period to another depending upon the number of customers remaining in each cohort, our ability to upsell additional products and number of users and the timing of when we are able to generate these sales, changes in customer subscription fees, and changes in our associated costs. We may not experience similar financial outcomes from future customers.

The relationship of ACV to costs of revenue and sales and marketing expenses is not necessarily indicative of future performance and we cannot predict whether future contribution margin analyses will be similar to the above analysis. Our contribution margin does not reflect professional services revenue or the related cost of revenue due to the variability across professional services engagements. In addition, we exclude all research and development and general and administrative expenses from this analysis because these expenses support the growth of our business broadly and benefit all users, customers, technology partners and third-party developers. Other companies may calculate contribution margin differently and, therefore, the cohort analyses of other companies may not be directly comparable to ours. We have not yet achieved profitability, and even if our revenue exceeds our variable costs over time, we may not be able to achieve or maintain profitability.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, these factors also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.

Market Adoption of the Okta Identity Cloud.    We believe there is a large opportunity for our differentiated identity-centric platform. As organizations continue to shift to the cloud and adopt mobile and API solutions, we believe the demand for our platform will increase across new and existing customers. Our success is dependent on the market adoption of these solutions.

Continued Investment in Our Business.    We intend to continue investing in our organization to acquire additional customers, increase monetization of existing customers, and further scale the Okta Identity Cloud. Our investment in sales and marketing is significant given the need to educate customers and address our large market opportunity. We have invested, and expect to continue to invest, heavily in our sales and marketing teams and our development efforts. Any investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, so it may be difficult for us to determine if we are efficiently allocating our resources in those areas. As our platform scales, we believe our network effects, which include the benefits associated with increased integrations with our platform, channel-led sales and increased efficiency in our direct sales, will drive leverage in our sales efforts.

Expand Our International Footprint.    Our revenue generated outside of the United States during the years ended January 31, 2015 and 2016 was 9% and 12% of our total revenue, respectively, and 10% and 14% of our total revenue for the nine months ended October 31, 2015 and 2016, respectively. We believe global demand for our products will continue to increase as international organizations fully embrace cloud and mobile computing. Accordingly, we believe there is significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel, marketing and access to data center capacity to support our international growth.

Growth in Demand for External Use Cases.    Although our initial focus was on internal use cases, we have discovered a large and growing opportunity for external use cases on the Okta Identity Cloud. We first launched external use case solutions in 2013. A key factor in our success is our ability to capitalize on the increase in organizations using software for such external use cases, to connect directly to their supply chains, partners and customers. As awareness of and demand for the reliability, resilience, efficiency and scalability of solutions for external use cases continues to grow, we believe demand for our products will increase. We expect to incur significant expenses as we build awareness and develop additional products focused on this opportunity.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(dollars in thousands)
Customers (period end)	1,320	2,225	2,000	2,906
Calculated Billings	$68,100	$118,023	$80,919	$131,799
Dollar-Based Retention Rate for the trailing 12 months ended	129%	120%	122%	124%

Number of Customers

We believe that our ability to increase the number of customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. Increasing awareness of our platform and capabilities, coupled with the mainstream adoption of cloud technology, has expanded the diversity of our customer base to include organizations of all sizes across all industries. Over time, larger customers have constituted a greater share of our revenue, which has contributed to an increase in average revenue per customer. The number of our customers in the Global 2000 increased from 59 as of January 31, 2016 to 88 as of October 31, 2016. We expect this trend to continue as larger enterprises recognize the value of our platform and replace their legacy IAM infrastructure. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large company that has an active contract with us or one of our partners to access our platform.

Calculated Billings

Calculated Billings represent our total revenue plus the change in deferred revenue in the period. Calculated Billings in any particular period reflects sales to new customers plus subscription renewals and upsells to existing customers, and represent amounts invoiced for subscription, support and professional services. We typically invoice customers in advance in annual installments for subscriptions to our platform.

Calculated Billings increased 73% in the year ended January 31, 2016 over the year ended January 31, 2015, and 63% in the nine months ended October 31, 2016 over the nine months ended October 31, 2015. As our Calculated Billings continue to grow in absolute terms, we expect our Calculated Billings growth rate to trend down over time. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information and a reconciliation of Calculated Billings to total revenue.

Dollar-Based Retention Rate

Our ability to generate revenue is dependent upon our ability to maintain our relationships with our customers and to increase their utilization of our platform. We believe we can achieve these goals by focusing on delivering value and functionality that enables us to both retain our existing customers and expand the number of users and products used within an existing customer. We assess our performance in this area by measuring our Dollar-Based Retention Rate. Our Dollar-Based Retention Rate measures our ability to increase revenue across our existing customer base through expansion of users and products associated with a customer as offset by churn and contraction in the number of users or products associated with a customer.

Our Dollar-Based Retention Rate is based upon our ACV. ACV for a customer is calculated based on the terms of that customer’s contract and represents the total contracted annual subscription amount as of that period end. We calculate our Dollar-Based Retention Rate as of a period end by starting with the ACV from all customers as of twelve months prior to such period end, or Prior Period ACV. We then calculate the ACV from these same customers as of the current period end, or Current Period ACV. Current Period ACV includes any upsells and is net of contraction or attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total Current Period ACV by the total Prior Period ACV to arrive at our Dollar-Based Retention Rate.

Our Dollar-Based Retention Rate has consistently exceeded 100% and is primarily attributable to an expansion of users and up-selling additional products within our existing customers. Larger enterprises often implement a limited initial deployment of our platform before increasing their deployment on a broader scale.

Components of Results of Operations

Revenue

Subscription Revenue.    Subscription revenue primarily consists of fees for access to our cloud-based platform and related support. We generate subscription fees pursuant to noncancelable contracts that generally range in duration from one to three years. Subscription revenue is driven primarily by the number of customers, the number of users per customer and the products used. We typically invoice customers in advance in annual installments for subscriptions to our platform. We recognize subscription revenue ratably over the term of the subscription period beginning on the date access to our platform is provided, providing all other revenue recognition criteria have been met.

Professional Services and Other Revenue.    Professional services revenue includes fees from assisting customers in implementing and optimizing the use of our products. These services include application configuration, system integration and training services.

Historically, our professional services were priced predominantly on a fixed-fee basis, but during fiscal 2016, we began shifting our pricing model for professional services to a time and materials basis. In the future, we expect the majority of our professional services will be priced on a time and materials basis.

We generally invoice customers monthly as the work is performed for time and materials arrangements. We generally have standalone value for our professional services and recognize revenue for the estimated fair value as a separate unit of accounting as services are performed or for those historic fixed-fee contracts, upon completion of the services.

Overhead Allocation and Employee Compensation Costs

We allocate shared costs, such as facilities (including rent, utilities and depreciation on equipment shared by all departments), information technology costs, and recruiting costs to all departments based on headcount. As such, allocated shared costs are reflected in each cost of revenue and operating expense category. Employee compensation costs include salaries, bonuses, benefits and share-based compensation for each operating expense category and sales commissions for sales and marketing.

Cost of Revenue and Gross Margin

Cost of Subscription Revenue.    Cost of subscription revenue primarily consists of expenses related to hosting our service and providing support. These expenses include employee-related costs for employees associated with our cloud-based infrastructure and our customer support organizations, third-party hosting fees, software and maintenance costs, outside services associated with the delivery of our subscription services, travel-related costs, amortization expense associated with capitalized internal-use software and acquired technology, and allocated overhead.

We intend to continue to invest additional resources in our platform infrastructure and our platform support organizations. As we continue to invest in technology innovation, we expect to have increased capitalized internal-use software costs and related amortization. We expect our investment in technology to expand the capability of our platform enabling us to improve our gross margin over time. The level and timing of investment in these areas could affect our cost of subscription revenue in the future.

Cost of Professional Services and Other Revenue.    Cost of professional services consists primarily of employee-related costs for our professional services delivery team, travel-related costs, and costs of outside services associated with supplementing our internal staff. The cost of providing professional services has historically been higher than the associated revenue we generate.

Gross Margin.    Gross margin is gross profit expressed as a percentage of total revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates, and as a result of the timing and amount of investments to expand our hosting capacity, our continued efforts to build platform support and professional services teams, increased share-based compensation expenses, as well as the amortization of costs associated with capitalized internal-use software and acquired intangible assets.

Operating Expenses

Research and Development.    Research and development expenses consist primarily of employee compensation costs and overhead allocation. We believe that continued investment in our platform is important for our growth. We expect our research and development expenses will increase in absolute dollars as our business grows.

Sales and Marketing.    Sales and marketing expenses consist primarily of employee compensation costs, costs of general marketing activities and promotional activities, travel-related expenses and allocated overhead. Commissions earned by our sales force that are direct and incremental and can be associated specifically with a noncancelable subscription contract are deferred and amortized over the same period that revenue is recognized for the related noncancelable contract. We expect our sales and marketing expenses will increase in absolute dollars and continue to be our largest operating expense category for the foreseeable future as we expand our sales and marketing efforts. However, we expect our sales and marketing expenses to decrease as a percentage of our revenue as our revenue grows.

General and Administrative.    General and administrative expenses consist primarily of employee compensation costs for finance, accounting, legal and human resources personnel. In addition, general and administrative expenses include non-personnel costs, such as legal and other professional fees, and all other supporting corporate expenses not allocated to other departments.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, and increased expenses for insurance, investor relations, and professional services. We expect our general and administrative expenses will increase in absolute dollars as our business grows.

Other Expense, Net

Other expense, net consists primarily of the revaluation of our redeemable convertible preferred stock warrant liability and interest expense, partially offset by interest income from our investment holdings.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be realized.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Revenue
Subscription	$38,138	$76,443	$52,802	$99,125
Professional services and other	2,872	9,464	5,967	12,381

Total revenue	41,010	85,907	58,769	111,506
Cost of revenue
Subscription(1)	9,818	20,684	14,735	24,523
Professional services and other(1)	8,912	15,340	11,015	15,739

Total cost of revenue	18,730	36,024	25,750	40,262

Gross profit	22,280	49,883	33,019	71,244
Operating expenses:
Research and development(1)	18,370	28,761	19,879	28,127
Sales and marketing(1)	49,096	77,915	53,693	87,264
General and administrative(1)	13,596	19,195	14,150	21,009

Total operating expenses	81,062	125,871	87,722	136,400

Operating loss	(58,782)	(75,988)	(54,703)	(65,156)
Other income (expense), net	(199)	(19)	(14)	138

Loss before income taxes	(58,981)	(76,007)	(54,717)	(65,018)
Provision for income taxes	130	295	157	267

Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)

(1)	Includes share-based compensation expense as follows:

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Cost of subscription revenue	$323	$909	$600	$1,417
Cost of professional services and other revenue	273	553	397	890
Research and development	912	1,748	1,138	2,162
Sales and marketing	1,236	2,853	1,829	4,385
General and administrative	3,836	3,769	3,182	3,015

Total share-based compensation expense	$6,580	$9,832	$7,146	$11,869

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
Revenue
Subscription	93%	89%	90%	89%
Professional services and other	7	11	10	11

Total revenue	100	100	100	100
Cost of revenue
Subscription	24	24	25	22
Professional services and other	22	18	19	14

Total cost of revenue	46	42	44	36

Gross profit	54	58	56	64
Operating expenses:
Research and development	45	33	34	25
Sales and marketing	120	91	91	78
General and administrative	33	22	24	19

Total operating expenses	198	146	149	122

Operating loss	(144)	(88)	(93)	(58)

Other income (expense), net	—	—	—	—

Loss before income taxes	(144)	(88)	(93)	(58)
Provision for income taxes	—	—	—	—

Net loss	(144)%	(88)%	(93)%	(58)%

Comparison of the Nine Months Ended October 31, 2015 and 2016

Revenue

	Nine Months Ended October 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
Revenue:
Subscription	$52,802	$99,125	$46,323	88%
Professional services and other	5,967	12,381	6,414	107

Total revenue	$58,769	$111,506	$52,737	90

Percentage of revenue:
Subscription	90%	89%
Professional services and other	10	11

Total	100%	100%

Subscription revenue increased by $46.3 million, or 88%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to the addition of new customers, as our number of customers increased by 45% from October 31, 2015 to October 31, 2016, as well as an increase in users and sales of additional products at existing customers as reflected by our Dollar-Based Retention Rate of 124% for the nine-month period ended October 31, 2016.

Professional services and other revenue increased by $6.4 million, or 107%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase in professional services revenue primarily related to an increase in implementation services associated with an increase in the number of new customers purchasing our subscription services and the timing of completion of certain fixed fee projects.

Cost of Revenue, Gross Profit and Gross Margin

	Nine Months Ended October 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
Cost of revenue:
Subscription	$14,735	$24,523	$9,788	66%
Professional services and other	11,015	15,739	4,724	43

Total cost of revenue	$25,750	$40,262	$14,512	56

Gross profit	$33,019	$71,244	$38,225	116

Gross margin:
Subscription	72%	75%
Professional services and other	(85)	(27)
Total gross margin	56	64

Cost of subscription revenue increased by $9.8 million, or 66%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015, primarily due to an increase of $5.4 million in employee compensation costs related to higher headcount to support the growth in our subscription services, an increase of $1.7 million in data center costs as we increased capacity to support our growth, an increase of $0.9 million in allocated overhead costs to support our personnel growth, and an increase of $0.6 million related to the amortization of capitalized internal-use software costs due to the continued development of our software platform.

Our gross margin for subscription revenue increased from 72% during the nine months ended October 31, 2015 to 75% during the nine months ended October 31, 2016, due to economies of scale as our subscription revenue increased. While our gross margins for subscription revenue may fluctuate in the near-term as we invest in our growth, we expect our subscription revenue gross margin to increase over time as we achieve additional economies of scale.

Cost of professional services and other revenue increased by $4.7 million, or 43%, for the nine months ended October 31, 2016, compared to the nine months ended October 31, 2015, primarily due to an increase of $3.2 million in employee compensation costs related to higher headcount, an increase of $0.6 million in allocated overhead costs, and an increase of $0.4 million for cost of contract labor used in deployment of professional services.

Our gross margin for professional services and other revenue improved from (85)% during the nine months ended October 31, 2015 to (27)% during the nine months ended October 31, 2016, primarily due to the recognition of revenue on contracts completed during the period for which amounts were previously recorded in deferred revenue. During the year ended January 31, 2016, we shifted how we price our professional services from being primarily on a fixed-fee basis to pricing on a time and materials basis. We expect our gross margin from professional services revenue will continue to improve as we realize the benefits of this shift in our pricing model to primarily time and materials.

Operating Expenses

Research and Development Expenses

	Nine Months Ended October 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
Research and development	$19,879	$28,127	$8,248	41%
Percentage of revenue	34%	25%

Research and development expenses increased $8.2 million, or 41%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to an increase in employee compensation costs of $7.8 million, and an increase in allocated overhead costs of $1.5 million. These increases were partially offset by an increase of $2.0 million of capitalized internal-use software costs.

Sales and Marketing Expenses

	Nine Months Ended October 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
Sales and marketing	$53,693	$87,264	$33,571	63%
Percentage of revenue	91%	78%

Sales and marketing expenses increased $33.6 million, or 63%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to an increase in employee compensation costs of $21.4 million related primarily to higher headcount, an increase in marketing and event costs of $5.7 million primarily driven by increases in demand generation programs, advertising, sponsorships, a larger annual customer conference, and brand awareness efforts aimed at acquiring new customers, an increase in allocated overhead costs of $3.3 million, an increase in travel and related costs of $2.5 million, and an increase in software licensing and related costs of $0.6 million.

General and Administrative Expenses

	Nine Months Ended October 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
General and administrative	$14,150	$21,009	$6,859	48%
Percentage of revenue	24%	19%

General and administrative expenses increased $6.9 million, or 48%, for the nine months ended October 31, 2016 compared to the nine months ended October 31, 2015. The increase was primarily due to an increase in employee compensation costs of $3.2 million related to higher headcount to support our continued growth, an increase of $2.0 million in costs from professional services comprised primarily of legal, accounting, and consulting fees, and increases in allocated overhead costs of $0.9 million.

Comparison of the Years Ended January 31, 2015 and 2016

Revenue

	Year Ended January 31,		Period-to-period change
	2015	2016	Amount	% Change
	(dollars in thousands)
Revenue:
Subscription	$38,138	$76,443	$38,305	100%
Professional services and other	2,872	9,464	6,592	230

Total revenue	$41,010	$85,907	$44,897	109

Percentage of revenue:
Subscription	93%	89%
Professional services and other	7	11

Total	100%	100%

Subscription revenue increased by $38.3 million, or 100%, for the year ended January 31, 2016 compared to the year ended January 31, 2015. The increase was primarily due to the addition of new customers, as our number of customers increased by 69% from January 31, 2015 to January 31, 2016, and an increase in users and sales of additional products at existing customers as reflected by our Dollar-Based Retention Rate of 120% for the period ended January 31, 2016.

Professional services and other revenue increased by $6.6 million, or 230%, for the year ended January 31, 2016 compared to the year January 31, 2015. The increase in professional services revenue primarily related to an increase in implementation services associated with an increase in the number of new customers purchasing our subscription services and the timing of completion of certain fixed fee projects.

Cost of Revenue, Gross Profit and Gross Margin

	Years Ended January 31,		Period-to-period change
	2015	2016	Change	% Change
	(dollars in thousands)
Cost of revenue:
Subscription	$9,818	$20,684	$10,866	111%
Professional services and other	8,912	15,340	6,428	72

Total cost of revenue	$18,730	$36,024	$17,294	92

Gross profit	$22,280	$49,883	$27,603	124

Gross margin:
Subscription	74%	73%
Professional services and other	(210)	(62)
Total gross margin	54	58

Cost of subscription revenue increased by $10.9 million, or 111%, for the year ended January 31, 2016, compared to the year ended January 31, 2015, primarily due to an increase of $5.1 million in employee compensation costs related to higher headcount to support the growth in our subscription services, an increase of $2.4 million in data center costs as we increased capacity to support our growth, an increase of $1.0 million in allocated overhead costs to support our personnel growth, an increase of $0.9 million in software licensing costs directly associated with the delivery of our subscription services, and an increase of $0.5 million related to the amortization of capitalized internal-use software costs due to the continued internal development of our software platform.

Our gross margin for subscription revenue decreased from 74% during the year ended January 31, 2015 to 73% during the year ended January 31, 2016, primarily due to investment in our infrastructure, including increasing our data center capacity.

Cost of professional services and other revenue increased by $6.4 million, or 72%, for the year ended January 31, 2016 compared to the year ended January 31, 2015, primarily due to an increase of $3.6 million in employee compensation costs related to higher headcount, an increase of $1.1 million for work performed by contractors for engagements where we had contracted directly with the customer to perform the professional services, an increase of $0.9 million in allocated overhead costs, and an increase of $0.7 million in travel and related costs.

Our gross margin for professional services and other revenue improved from (210)% during the year ended January 31, 2015 to (62)% during the year ended January 31, 2016, primarily due to a shift during fiscal 2016 in how we price our professional services from a fixed-fee basis to a time and materials basis, and to a lesser extent improved efficacy of our professional services personnel.

Operating Expenses

Research and Development Expenses

	Year Ended January 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
Research and development	$18,370	$28,761	$10,391	57%
Percentage of revenue	45%	33%

Research and development expenses increased $10.4 million, or 57%, for the year ended January 31, 2016 compared to the year ended January 31, 2015. The increase was primarily due to an increase in employee compensation costs of $9.1 million and an increase in allocated overhead costs of $1.8 million. These increases were partially offset by an increase of $0.8 million of capitalized internal-use software costs.

Sales and Marketing Expenses

	Year Ended January 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
Sales and marketing	$49,096	$77,915	$28,819	59%
Percentage of revenue	120%	91%

Sales and marketing expenses increased $28.8 million, or 59%, for the year ended January 31, 2016 compared to the year ended January 31, 2015. The increase was primarily due to an increase in employee compensation costs of $17.2 million related primarily to higher headcount, an increase in marketing and event costs of $5.0 million primarily driven by increases in demand generation programs, advertising, sponsorships, a larger annual customer conference, and brand awareness efforts aimed at acquiring new customers, an increase in allocated overhead costs of $3.1 million and an increase in travel and related costs of $2.4 million.

General and Administrative Expenses

	Year Ended January 31,		Period-to-period Change
	2015	2016	Amount	% Change
	(dollars in thousands)
General and administrative	$13,596	$19,195	$5,599	41%
Percentage of revenue	33%	22%

General and administrative expenses increased $5.6 million, or 41%, for the year ended January 31, 2016 compared to the year ended January 31, 2015. The increase was primarily due to an increase in employee compensation costs of $2.2 million related to higher headcount to support our continued growth, increases in allocated overhead costs of $2.3 million and an increase of $0.9 million in costs for professional services comprised primarily of legal and accounting fees.

Quarterly Results of Operations Data and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the seven fiscal quarters ended October 31, 2016, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for the remainder of fiscal 2017 or for any future period.

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(in thousands)
Revenue
Subscription	$14,535	$17,944	$20,323	$23,641	$27,563	$33,439	$38,123
Professional services	1,125	1,694	3,148	3,497	4,224	3,997	4,160

Total revenue	15,660	19,638	23,471	27,138	31,787	37,436	42,283
Cost of revenue
Subscription(1)	3,941	5,075	5,719	5,949	7,460	8,466	8,597
Professional services(1)	3,143	3,605	4,267	4,325	4,919	5,314	5,506

Total cost of revenue	7,084	8,680	9,986	10,274	12,379	13,780	14,103

Gross profit	8,576	10,958	13,485	16,864	19,408	23,656	28,180
Operating expenses:
Research and development(1)	6,058	6,558	7,263	8,882	8,766	9,655	9,706
Sales and marketing(1)	14,778	18,296	20,619	24,222	26,401	28,421	32,442
General and administrative(1)	3,242	3,922	6,986	5,045	6,945	6,142	7,922

Total operating expenses	24,078	28,776	34,868	38,149	42,112	44,218	50,070

Operating loss	(15,502)	(17,818)	(21,383)	(21,285)	(22,704)	(20,562)	(21,890)
Other income (expense), net	52	(14)	(52)	(5)	32	56	50

Loss before income taxes	(15,450)	(17,832)	(21,435)	(21,290)	(22,672)	(20,506)	(21,840)
Provision for income taxes	28	61	68	138	81	95	91

Net loss	$(15,478)	$(17,893)	$(21,503)	$(21,428)	$(22,753)	$(20,601)	$(21,931)

(1)	Amounts include share-based compensation expense as follows:

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(in thousands)
Cost of subscription revenue	$138	$194	$268	$309	$393	$446	$578
Cost of professional services revenue	93	102	202	156	273	313	304
Research and development	331	323	484	610	618	736	808
Sales and marketing	398	562	869	1,024	1,354	1,412	1,619
General and administrative	196	287	2,699	587	731	757	1,527

Total share-based compensation expense	$1,156	$1,468	$4,522	$2,686	$3,369	$3,664	$4,836

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
Revenue
Subscription	93%	91%	87%	87%	87%	89%	90%
Professional services	7	9	13	13	13	11	10

Total revenue	100	100	100	100	100	100	100
Cost of revenue
Subscription	25	26	24	22	23	23	20
Professional services	20	18	18	16	15	14	13

Total cost of revenue	45	44	42	38	38	37	33

Gross profit	55	56	58	62	62	63	67
Operating expenses:
Research and development	39	33	31	33	28	26	23
Sales and marketing	94	93	88	89	83	76	77
General and administrative	21	20	30	19	22	16	19

Total operating expenses	154	146	149	141	133	118	119

Operating loss	(99)	(90)	(91)	(79)	(71)	(55)	(52)
Other income (expense), net	—	—	—	—	—	—	—

Loss before income taxes	(99)	(90)	(91)	(79)	(71)	(55)	(52)
Provision for income taxes	—	—	—	1	—	—	—

Net loss	(99)%	(90)%	(91)%	(80)%	(71)%	(55)%	(52)%

Quarterly Revenue Trends

Our quarterly revenue increased sequentially in each of the periods presented due primarily to increases in the number of new customers as well as expansion within existing customers and sales of new products. We have typically acquired more new customers in the fourth quarter of our fiscal year, though this seasonality is sometimes not immediately apparent in our revenue due to the fact that we recognize subscription revenue over the term of the contract, which is generally one to three years. Our professional services and other revenue increased significantly in the three months ended October 31, 2015, January 31, 2016 and April 30, 2016 due to the timing of completion of certain fixed fee projects. Beginning in the three months ended April 30, 2016, we began to see the impact of migrating more of the pricing for our professional services engagements to a time and materials basis. With this change, we expect the impact of fixed fee project completions on professional services revenue to be less significant in future periods.

Quarterly Cost of Revenue and Gross Margin Trends

Our quarterly gross margin has generally been increasing due to increasing subscription revenue and related economies of scale combined with the overall growth in our professional services revenue and increased utilization of professional services personnel.

Quarterly Operating Expense Trends

Total costs and expenses generally increased sequentially for the fiscal quarters presented, primarily due to the addition of personnel in connection with the expansion of our business. Our research and development expenses can fluctuate quarter to quarter based on the timing and extent of capitalizable internal-use software development activities. Sales and marketing expenses grew sequentially over the periods. In the three months ended January 31, 2016 and October 31, 2016, we recorded expenses of $2.0 million and $3.3 million, respectively, related to our annual customer conference held in November 2015 and August 2016. The date of our annual customer conference has fluctuated between quarters from year to year. Our sales and marketing expenses generally increase in the quarter in which the conference is held. General and administrative costs generally increased in recent quarters due to higher outside professional service fees in connection with preparing to be a public company. During the three months ended July 31, 2015, general and administrative costs increased significantly, primarily due to one-time share-based compensation charges resulting from the sale of common stock by certain employees.

Other Financial Measures and Key Metrics

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(dollars in thousands)
Gross profit	$8,576	$10,958	$13,485	$16,864	$19,408	$23,656	$28,180
Non-GAAP gross profit	$8,854	$11,301	$14,002	$17,376	$20,121	$24,462	$29,109
Gross profit margin	55%	56%	57%	62%	61%	63%	67%
Non-GAAP gross profit margin	57%	58%	60%	64%	63%	65%	69%
Operating loss	$(15,502)	$(17,818)	$(21,383)	$(21,285)	$(22,704)	$(20,562)	$(21,890)
Non-GAAP operating loss	$(14,268)	$(16,303)	$(16,814)	$(18,552)	$(19,288)	$(16,851)	$(17,007)
Operating margin	(99)%	(91)%	(91)%	(78)%	(71)%	(55)%	(52)%
Non-GAAP operating margin	(91)%	(83)%	(72)%	(68)%	(61)%	(45)%	(40)%
Net cash used in operating activities	$(10,124)	$(9,431)	$(13,020)	$(8,961)	$(15,035)	$(11,838)	$(8,526)
Net cash provided by (used in) investing activities	$16,518	$21,478	$(44,172)	$7,336	$841	$1,012	$715
Net cash provided by (used in) financing activities	$544	$50,449	$25,000	$848	$(337)	$48	$751
Free Cash Flow	$(10,876)	$(10,403)	$(15,689)	$(11,269)	$(17,194)	$(15,033)	$(11,811)
Customers (period end)	1,561	1,787	2,000	2,225	2,457	2,691	2,906
Calculated Billings	$22,245	$28,150	$30,524	$37,104	$34,224	$46,455	$51,120
Dollar-Based Retention Rate for the trailing 12 months ended	132%	125%	122%	120%	120%	120%	124%

Quarterly Key Metrics Trends

The steady increases in our quarterly non-GAAP gross profit and non-GAAP gross profit margin are due to increasing subscription revenue and related economies of scale combined with the overall growth in our professional services revenue and increased utilization of professional services personnel.

We experienced a steady increase in non-GAAP operating loss through the three months ended April 30, 2016, as our investments in the growth of the business continued to outpace our non-GAAP gross profit. During the three months ended July 31, 2016, the impact of our subscription revenue volume leverage and increased utilization of professional services began to surpass the increase in our operating expenses in absolute dollars. Consequently, our non-GAAP operating loss improved from the three months ended April 30, 2016 and continued through the three months ended October 31, 2016. The steady improvement in quarterly non-GAAP operating margin is due to increasing leverage in our business as the increases in total revenue exceed the combined increases in total costs of revenue and operating expenses.

The steady improvement in Calculated Billings is due to the acquisition of additional customers and sales of larger subscription contracts. The decrease in Calculated Billings during the three months ended April 30, 2016 is primarily from seasonality due to the buying patterns of our larger customers.

Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin

We define non-GAAP gross profit and non-GAAP gross profit margin as GAAP gross profit and GAAP gross profit margin, adjusted for share-based compensation expense and amortization of acquired intangibles.

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(dollars in thousands)
Gross profit	$8,576	$10,958	$13,485	$16,864	$19,408	$23,656	$28,180
Add:
Share-based compensation expense included in cost of revenue	231	296	470	465	666	759	882
Amortization of acquired intangibles	47	47	47	47	47	47	47

Non-GAAP gross profit	$8,854	$11,301	$14,002	$17,376	$20,121	$24,462	$29,109

Gross profit margin	55%	56%	57%	62%	61%	63%	67%
Non-GAAP gross profit margin	57%	58%	60%	64%	63%	65%	69%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, respectively, adjusted for share-based compensation expense, amortization of acquired intangibles and acquisition related compensation expense.

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(dollars in thousands)
Operating loss	$(15,502)	$(17,818)	$(21,383)	$(21,285)	$(22,704)	$(20,562)	$(21,890)
Add:
Share-based compensation expense	1,156	1,468	4,522	2,686	3,369	3,664	4,836
Amortization of acquired intangibles	47	47	47	47	47	47	47
Acquisition related compensation expense	31	—	—	—	—	—	—

Non-GAAP operating loss	$(14,268)	$(16,303)	$(16,814)	$(18,552)	$(19,288)	$(16,851)	$(17,007)

Operating margin	(99)%	(91)%	(91)%	(78)%	(71)%	(55)%	(52)%
Non-GAAP operating margin	(91)%	(83)%	(72)%	(68)%	(61)%	(45)%	(40)%

Free Cash Flow

We define Free Cash Flow as net cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs.

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(in thousands)
Net cash used in operating activities	$(10,124)	$(9,431)	$(13,020)	$(8,961)	$(15,035)	$(11,838)	$(8,526)
Less:
Purchases of property and equipment	(415)	(357)	(1,636)	(1,685)	(927)	(2,102)	(1,618)
Capitalized internal-use software costs	(337)	(615)	(1,033)	(623)	(1,232)	(1,093)	(1,667)

Free Cash Flow	$(10,876)	$(10,403)	$(15,689)	$(11,269)	$(17,194)	$(15,033)	$(11,811)

Net cash provided by (used in) investing activities	$16,518	$21,478	$(44,172)	$7,336	$841	$1,012	$715
Net cash provided by (used in) financing activities	$544	$50,449	$25,000	$848	$(337)	$48	$751

Calculated Billings

We define Calculated Billings as total revenue plus the change in deferred revenue in the period.

	Three Months Ended
	Apr 30, 2015	Jul 31, 2015	Oct 31, 2015	Jan 31, 2016	Apr 30, 2016	Jul 31, 2016	Oct 31, 2016
	(in thousands)
Total revenue	$15,660	$19,638	$23,471	$27,138	$31,787	$37,436	$42,283
Add:
Deferred revenue (end of period)	53,994	62,506	69,559	79,525	81,962	90,981	99,818
Less:
Deferred revenue (beginning of period)	(47,409)	(53,994)	(62,506)	(69,559)	(79,525)	(81,962)	(90,981)

Calculated Billings	$22,245	$28,150	$30,524	$37,104	$34,224	$46,455	$51,120

Liquidity and Capital Resources

As of October 31, 2016, our principal sources of liquidity were cash, cash equivalents and short-term investments totaling $42.1 million, which were held for working capital purposes, as well as the available balance of our credit facility, described further below. Our cash equivalents and investments were comprised primarily of money market funds, corporate bonds and asset backed securities. We have generated significant operating losses and negative cash flows from operations as reflected in our accumulated deficit and consolidated statements of cash flows. We expect to continue to incur operating losses and negative cash flows from operations for the foreseeable future.

We have financed our operations primarily through the net proceeds we received through private sales of equity securities, as well as payments received from customers for subscription and professional services. We believe our existing cash and cash equivalents, our investments, our credit facility, and cash provided by sales of our products and services will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, and the continuing market adoption of our platform. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies this could reduce our ability to compete successfully and harm our results of operations.

In March 2014, we entered into a loan and security agreement with Silicon Valley Bank for a line of credit and term loan of $5.0 million and $10.0 million, respectively. The line of credit was originally available over a two-year period, expiring in March 2016, based on certain revenue metrics, not to exceed $5.0 million. In June 2015 we amended our credit facility to increase the line of credit to $20.0 million and extend the maturity date to March 2017. As of October 31, 2016, the total amount available to be borrowed by us on the line of credit was $20.0 million and we had no outstanding balance on the line of credit. In November 2016, we amended our credit facility again to increase the line of credit to $40.0 million and extend the maturity date to November 2018. The term loan was available in two tranches through January 31, 2015, and expired with no amounts being drawn.

A significant majority of our customers pay in advance for annual subscriptions. Therefore, a substantial source of our cash is from our deferred revenue, which is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recognized as revenue in accordance with our revenue recognition policy. As of October 31, 2016 we had deferred revenue of $99.8 million, of which $93.1 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
	(in thousands)
Cash used in operating activities	$(32,749)	$(41,536)	$(32,575)	$(35,399)
Cash provided by (used in) investing activities	(48,571)	1,160	(6,176)	2,568
Cash provided by financing activities	77,313	76,841	75,993	462
Effects of changes in foreign currency exchange rates on cash and cash equivalents	(7)	(42)	(99)	(144)

Net increase (decrease) in cash and cash equivalents and restricted cash	$(4,014)	$36,423	$37,143	$(32,513)

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscription and professional services. Our primary uses of cash from operating activities are for employee-related expenditures, marketing expenses and third-party hosting costs. Historically, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the private sale of equity securities.

During the nine months ended October 31, 2016, cash used in operating activities was $35.4 million primarily due to our net loss of $65.3 million, adjusted for non-cash charges of $25.3 million and net cash inflows of $4.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, amortization of deferred commissions, and depreciation and amortization of property and equipment and intangible assets. The primary drivers of the changes in operating assets and liabilities related to a $20.3 million increase in deferred revenue, partially offset by a $11.2 million increase in deferred commissions and a $3.6 million increase in accounts receivable, net, resulting primarily from increased subscription arrangements as a majority of our customers are invoiced in advance for annual subscriptions with a corresponding increase in commissions paid. Additionally, the change in operating assets and liabilities was due to an increase of $3.3 million in accounts payable, offset by an increase of $1.5 million in prepaid expenses and other current assets and a decrease of $1.3 million in accrued compensation.

During the nine months ended October 31, 2015, cash used in operating activities was $32.6 million primarily due to our net loss of $54.9 million, adjusted for non-cash charges of $15.5 million and net cash inflows of $6.8 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, amortization of deferred commissions, and depreciation and amortization of property and equipment and intangible assets. The primary drivers of the changes in operating assets and liabilities related to a $22.2 million increase in deferred revenue, partially offset by an $8.5 million increase in deferred commissions and a $5.6 million increase in accounts receivable, net, resulting primarily from increased subscription arrangements as a majority of our customers are invoiced in advance for annual subscriptions with a corresponding increase in commissions paid. Additionally, the change in operating assets and liabilities was due to an increase of $2.9 million in accrued expenses and other liabilities, offset by an increase of $4.3 million in prepaid expenses and other current assets.

During the year ended January 31, 2016, cash used in operating activities was $41.5 million primarily due to our net loss of $76.3 million, adjusted for non-cash charges of $22.1 million and net cash inflows of $12.7 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, amortization of deferred commissions, and depreciation and amortization of property and equipment and intangible assets. The primary drivers of the changes in operating assets and liabilities related to a $32.1 million increase in deferred revenue, partially offset by a $16.0 million increase in deferred commissions and a $10.7 million increase in accounts receivable, net, resulting primarily from increased subscription arrangements in the fourth quarter as a majority of our customers are invoiced in advance for annual subscriptions with a corresponding increase in commissions paid. Additionally, the change in operating assets and liabilities was due to an increase of $3.3 million in accrued compensation and $3.9 million in accrued expenses and other liabilities.

During the year ended January 31, 2015, cash used in operating activities was $32.7 million primarily due to our net loss of $59.1 million, adjusted for non-cash charges of $11.6 million and net cash inflows of $14.7 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation, amortization of deferred commissions, and depreciation and amortization of property and equipment and intangible assets. The primary drivers of the changes in operating assets and liabilities related to a $27.1 million increase in deferred revenue, partially offset by an $8.4 million increase in deferred commissions and a $7.2 million increase in accounts receivable, net, resulting primarily from increased subscription arrangements in the fourth quarter as a majority of our customers are invoiced in advance for annual subscriptions with a corresponding increase in commissions paid. Additionally, the change in operating assets and liabilities was due to an increase of $2.8 million in accounts payable and $1.6 million in accrued compensation, offset by an increase of $2.0 million in prepaid assets and other current assets.

Investing Activities

Net cash provided by investing activities during the nine months ended October 31, 2016 of $2.6 million was primarily attributable to proceeds from the sales and maturities of investments of $11.2 million, which was partially offset by purchases of property and equipment of $4.6 million to support additional office space and headcount, and the capitalization of internal-use software costs of $4.0 million associated with the development of additional features and functionality of our platform.

Net cash used in investing activities during the nine months ended October 31, 2015 of $6.2 million was primarily attributable to investment purchases of $46.4 million, purchases of property and equipment of $2.4 million to support additional office space and headcount, and the capitalization of internal-use software costs of $2.0 million associated with the development of additional features and functionality of our platform, partially offset by proceeds from the sales and maturities of investments of $44.6 million.

Net cash provided by investing activities during the year ended January 31, 2016 of $1.2 million was primarily attributable to proceeds from the sales and maturities of investments of $54.2 million, which was partially offset by cash used to purchase investments of $46.4 million, purchases of property and equipment of $4.1 million to support additional office space and headcount, and the capitalization of internal-use software costs of $2.6 million associated with the development of additional features and functionality of our platform.

Net cash used in investing activities during the year ended January 31, 2015 of $48.6 million was primarily attributable to cash used for the purchase of investments of $44.5 million, cash paid for business acquisitions of $3.2 million, the capitalization of internal-use software costs of $1.8 million associated with the development of additional features and functionality of our platform, and purchases of property and equipment of $1.2 million related to support additional office space and headcount. Partially offsetting these uses of cash was $2.1 million in proceeds received from the maturity of investments held by us.

Financing Activities

Cash provided by financing activities during the nine months ended October 31, 2016 of $0.5 million was primarily the result of $1.7 million in proceeds from the exercise of stock options, net of repurchases, partially offset by the payment of deferred offering costs of $1.0 million and principal payments on a financing arrangement of $0.2 million.

Cash provided by financing activities during the nine months ended October 31, 2015 was $76.0 million and was primarily the result of $73.4 million in proceeds from the sale of our redeemable convertible preferred stock, net of issuance costs, and $2.7 million from the exercise of stock options for purchase of common stock, net of repurchases, partially offset by principal payments on a financing arrangement of $0.1 million.

Cash provided by financing activities during the years ended January 31, 2015 and 2016 was $77.3 million, and $76.8 million, respectively, and was primarily the result of $74.5 million and $73.4 million, respectively, in proceeds from the sale of our redeemable convertible preferred stock, net of issuance costs, and $2.8 million and $3.6 million, respectively, from the exercise of stock options, net of repurchases, partially offset by principal payments under a financing arrangement of zero and $0.2 million, respectively.

Contractual Obligations and Other Commitments

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of October 31, 2016:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations	$8,954	$21,822	$10,040	$15,046	$55,862
Other obligations	308	154	—	—	462

Total contractual obligations	$9,262	$21,976	$10,040	$15,046	$56,324

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

As of October 31, 2016, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are the respective local currencies. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, the United Kingdom, Canada and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the years ended January 31, 2015 and 2016, and the nine months ended October 31, 2015 and 2016, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $42.1 million as of October 31, 2016 of which $33.9 million was invested in money market funds, corporate bonds and asset-backed securities. The cash and cash equivalents are held for working capital purposes. Our short-term investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our short-term investments as “available for sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary.

As of October 31, 2016, a hypothetical 10% relative change in interest rates would not have had a material impact on the value of our cash equivalents or investment portfolio. Fluctuations in the value of our cash equivalents and investment portfolio caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities prior to maturity.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

We derive revenue from subscription fees (which include support fees) and professional services fees. We sell subscriptions to our platform through arrangements that are generally one to three years in length. Our arrangements are generally noncancelable and nonrefundable. Furthermore, if a customer reduces the contracted usage or service level, the customer has no right of refund. Our subscription arrangements do not provide customers with the right to take possession of the software supporting our platform and, as a result, are accounted for as service arrangements.

We commence revenue recognition when all of the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred;

•	The amount of fees to be paid by the customer is fixed or determinable; and

•	Collection of the fees is reasonably assured.

Subscription Revenue

Subscription revenue, which includes support, is recognized on a straight-line basis over the noncancelable contractual term of the arrangement, generally beginning on the date our service is made available to the customer, providing all other revenue recognition criteria have been met.

Professional Services Revenue

Our professional services principally consist of customer specific requests for application integrations, user interface enhancements, and other customer-specific requests.

Revenue for our professional services billed on a fixed fee basis are generally recognized when the professional services are completed and professional services arrangements billed on a time and materials basis are recognized as services are performed.

Multiple Element Arrangements

For arrangements with multiple deliverables, we evaluate whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery and, in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item is considered probable and substantially within our control. Our professional services have stand-alone value because we have routinely sold these professional services separately. Our subscription services have stand-alone value as we routinely sell the subscriptions separately. Customers have no general right of return for delivered items. If the deliverables have stand-alone value upon delivery, we account for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered based on the relative selling price, which we determined by using the best estimated selling price, or BESP, as neither vendor-specific objective evidence nor third-party evidence is available.

We have determined our BESP for our deliverables based on customer size, size and volume of our transactions, overarching pricing objectives and strategies, market and industry conditions, product-specific factors and historical sales of the deliverables.

Deferred Commissions

Deferred commissions represent direct and incremental compensation costs incurred in connection with the acquisition of customer contracts. Deferred commissions are initially deferred when earned and amortized over the same period that revenue is recognized for the related noncancelable portion of the subscription arrangement. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred commissions, current; the remaining portion is recorded as deferred commissions, noncurrent in the consolidated balance sheets. Commissions are generally paid within three months of when the subscription arrangement is signed with the customer. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Capitalized Internal-Use Software Costs

We capitalize certain costs incurred during the application development stage in connection with software development for our platform. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized costs are recorded as part of intangible assets. Maintenance and training costs are expensed as incurred.

Capitalized internal-use software costs are amortized on a straight-line basis over the software’s estimated useful life and recorded within subscription cost of revenue within the consolidated statements of operations. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Business Combination and Valuation of Goodwill and Purchased Intangible Assets

When we acquire a business, we allocate the purchase price to the net tangible and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable.

Goodwill is evaluated for impairment annually on November 1, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows.

Purchased intangible assets consist of identifiable intangible assets, which consisted primarily of developed technology. Purchased intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives following the pattern in which the economic benefits of the assets will be consumed, generally straight-line. The carrying amounts of our purchased intangible assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated.

Share-Based Compensation

We have granted share-based awards, consisting of stock options, to our employees, certain consultants and certain members of our board of directors. Share-based compensation is measured based on the fair value of the awards on the grant date and recognized in our consolidated statements of operations over the period during which the recipient is required to perform services in exchange for the award (generally the vesting period of the award). We record share-based compensation expense for service-based equity awards using the straight-line attribution method.

We estimate the fair value of stock options granted using the Black-Scholes option valuation model. Our option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, the expected term of stock options, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in the section “Common Stock Valuations” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon bonds with an equivalent remaining term of the stock options for each stock option group.

•	Expected Term. We determine the expected term based on the average period the stock options are expected to remain outstanding generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Expected Volatility. We determine the price volatility factor based on the historical volatility of publicly traded industry peers. To determine our peer group of companies, we consider public companies in the technology industry and select those that are similar to us in size, stage of life cycle and financial leverage. We do not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity is relatively low. We intend to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Expected Dividend Yield. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

The following table summarizes the assumptions, other than fair value of our common stock, relating to our stock options granted during the years ended January 31, 2015 and 2016, and the nine months ended October 31, 2015 and 2016:

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
Expected term (in years)	5.4 - 6.1	5.0 - 6.1	5.0 - 6.1	5.8 - 6.4
Expected volatility	44%-55%	42%-46%	42%-46%	41%-44%
Risk-free interest rate	1.5%-2.0%	1.4%-1.9%	1.4%-1.9%	1.1%-1.5%
Expected dividend yield	—	—	—	—

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the share-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected term and forfeiture rate utilized in our share-based compensation expense calculations on a prospective basis.

As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility, expected term and forfeiture rates, which could materially impact our future share-based compensation expense.

Common Stock Valuations

The fair value of the common stock underlying our share-based awards was determined by our board of directors, with input from management and contemporaneous third-party valuations. If awards were granted a short period of time preceding the date of a valuation report, we retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value that we used for financial reporting purposes generally exceeded the exercise price for those awards.

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or AICPA Guide, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our actual operating and financial performance;

•	relevant precedent transactions involving our capital stock;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	market multiples of comparable companies in our industry;

•	stage of development;

•	industry information such as market size and growth;

•	illiquidity of share-based awards involving securities in a private company; and

•	macroeconomic conditions.

The valuations performed by unrelated third-party specialists were just one factor used by our board of directors to assist with the valuation of the common stock.

In valuing our common stock, our board of directors determined the equity value of our company using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on the venture capital rates of return as recommended in the AICPA Guide for early stage companies and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company.

Prior to November 2015, the equity valuation was based on both the income and the market approach valuation methods and the Option Pricing Method, or OPM, was selected as the principal equity allocation method. Both these methods were consistent with prior valuations. For options granted starting in November 2015, we have used a hybrid method to determine the fair value of our common stock, in addition to giving consideration to recent secondary sales of our common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation. Our approaches included the use of initial public offering scenarios, a scenario assuming continued operation as a private entity, and a scenario assuming an acquisition of the company. In addition, we have considered the impact on our valuation estimates from secondary transactions and given weighting to such transactions in our common stock fair value estimates.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our Class A common stock as reported on the date of grant.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements “Summary of Significant Accounting Policies—New Accounting Pronouncements” for more information.

BUSINESS

Our Mission

Our mission is to enable any organization to use any technology, and we believe identity is the key to making that happen.

Overview

Okta pioneered identity in the cloud. The Okta Identity Cloud is our category defining platform that enables our customers to securely connect people to technology, anywhere, anytime and from any device.

Identity has always been the key to establishing trust between users and technologies. We founded Okta in 2009 to reinvent identity for the cloud era, where identity is the critical foundation in an increasingly dynamic world of devices and applications. The Okta Identity Cloud helps organizations effectively harness the power of cloud and mobile technologies by securing users and connecting them with the applications they rely on.

Every business day, millions of people use Okta to access a wide range of cloud applications, websites, mobile applications and services from a multitude of devices. Each of these users represents a unique user identification that authenticates into our platform. Workforces sign into our platform to seamlessly access the applications they need to do their most important work. Organizations also use our platform to provide their customers with more modern experiences online and to connect with partners to streamline their operations. Developers leverage our platform to securely embed identity into their software. As we add new customers, users, developers and applications to our platform, our business, customers and users benefit from powerful network effects that increase the value and security of the Okta Identity Cloud.

The rise of cloud computing has been a momentous technological transformation. Organizations of all sizes and across every industry are racing to leverage the efficiency, flexibility and scalability benefits of the cloud. This transformation has expanded identity to encompass not only users, customers and partners, but also applications and devices that are increasingly cloud-based and outside the corporate firewall.

Given the growth trends in the number of applications and cloud adoption, identity is quickly becoming the most critical layer of an organization’s security. As the corporate perimeter has dissolved, identity has become the most reliable way to manage user access, adopt cloud and mobile technologies and protect digital assets. Our approach to identity eliminates duplicative, sprawling credentials and disparate authentication policies, allowing our customers to simplify and scale their IT infrastructures more efficiently as the number of users, devices, clouds and other technologies in their ecosystem grows.

We designed the Okta Identity Cloud to provide organizations an integrated approach to managing and securing all of their identities. Our platform allows our customers to easily provision internal and external users, enabling any user to connect to any device, cloud or application, all with a simple, intuitive and consumer-like user experience. Developers leverage the Okta Identity Cloud to secure and manage the identities of their own customers and partners accessing their cloud and mobile applications.

From the beginning, the Okta Identity Cloud was built entirely in and for the cloud. Our customers are able to achieve fast time to value, lower costs and increased efficiency while improving compliance and providing security that is persistent, perimeter-less and context-aware. These benefits are delivered through multiple products on a unified platform, our superior cloud architecture and a vast and increasing network of integrations, all supported by a company culture that is maniacally focused on customer success.

Our platform is independent and neutral, allowing our customers to integrate with any prevalent application, service, device or cloud that they choose. We do not push our customers to particular vendors or a specific proprietary software stack. This independence and neutrality enables our customers to easily adopt best-of-breed technologies, enhanced by access to a broad network of pre-integrated applications across vendors and devices. We prioritize the compatibility of the Okta Identity Cloud with on-premise infrastructures and public, private and hybrid clouds. Our customers value our open approach, which enables them to future proof their environments.

We pioneered identity in the cloud and we believe its rapid adoption signals the early stages of a long-term shift away from legacy identity management. A subset of the Okta Identity Cloud’s capabilities fully addresses the Identity and Access Management as a Service, or IDaaS, market.

Gartner publishes a Magic Quadrant for IDaaS and Okta is the only company to be named a Leader in this Magic Quadrant for all three years of its existence. We believe this recognition reflects our product innovation and our focus on the success of our customers.

As of October 31, 2016, more than 2,900 customers across nearly every industry used the Okta Identity Cloud to secure and manage approximately 40 million identities in over 185 countries. Our customers are comprised of leading global organizations ranging from the largest enterprises, to small and medium-sized businesses, universities, non-profits and government agencies. Representative customers include 20th Century Fox, Adobe, Engie, Flex, LinkedIn, MassMutual, MGM Resorts and Pitney Bowes. In addition, leading cloud vendors, such as Amazon Web Services, Box, Github, Google Cloud, Microsoft, NetSuite, SAP, ServiceNow, Twilio and Workday are our customers, partners or both. We had over 5,000 integrations with cloud, mobile and web applications as of October 31, 2016.

We employ a SaaS model, and generate revenue primarily by selling multi-year subscriptions to our cloud-based offerings. We focus on acquiring and retaining our customers and increasing their spending with us through expanding the number of users who access our platform and cross-selling additional products across their IT, development and business teams. We sell our products directly through our field and inside sales teams, as well as through our network of independent software vendors, or ISVs, and channel partners.

We have achieved significant growth in recent periods, with our revenue increasing from $41.0 million in fiscal 2015 to $85.9 million in fiscal 2016, an increase of 109%. For the nine months ended October 31, 2015 and 2016, our revenue was $58.8 million and $111.5 million, respectively, an increase of 90%. We continue to invest in growing our business to capitalize on our market opportunity. As a result, we incurred net losses of $59.1 million and $76.3 million in fiscal 2015 and 2016, respectively. For the nine months ended October 31, 2015 and 2016, we incurred net losses of $54.9 million and $65.3 million, respectively.

Our Industry

Identity is fundamental to all communications and business transactions. The traditional methods of managing and securing identity were developed decades ago for a different IT and business environment. Identity has become more challenging as organizations seek to rapidly move to the cloud, increasingly adopt SaaS applications, react to the proliferation of mobile devices and rely on development teams to build applications to engage with customers and partners.

Organizations are Responding to Massive Technology Shifts

Software is a critical part of running a modern organization, impacting nearly every aspect of daily operations, and user expectations for fast and reliable software have never been higher. The shift toward cloud computing and the rise of mobile and other connected devices have created both an opportunity and a challenge for organizations, which must securely and effectively implement new technologies to further their strategic initiatives and competitive positioning.

Cloud Computing and SaaS Have Reached Tipping Points of Adoption

Organizations worldwide are rapidly adopting cloud architectures to drive productivity and enhance business results while shortening time to value and reducing expenses. According to a 2015 IDC survey, 84% of all organizations were evaluating, deploying or fully embracing the cloud. According to Gartner, “In 2016, $114 billion in IT spending will be directly impacted through cloud shift. Through 2020, cloud shift impact will grow to $216 billion.”

Connectivity Continues to Broaden through Mobility, IoT and APIs

The proliferation of mobile devices impacts nearly every organization. According to IDC, the installed base of IoT endpoints will grow from 12.1 billion in 2015 to more than 30 billion in 2020, representing a compound annual growth rate, or CAGR, of 19.9%. Organizations must identify and understand all endpoints and systems connecting to their environments. They increasingly rely on APIs to connect applications, enable communications and automate business processes. The continuing maturation of mobile technologies and APIs and the rise of IoT will continue to drive change, forcing organizations to securely connect a myriad of things, from heart monitors to smart factories to self-driving cars.

Every Organization Must Embrace Cloud and Mobile Technologies to Remain Competitive

Software is increasingly becoming the medium through which organizations interact and transact with their employees, customers and partners. This has led to a proliferation in the number of commercial and custom software applications developed and maintained. Many of our customers use more than 50 IT-supported cloud applications across their organization and we expect this number to increase over time.

There is tremendous pressure for organizations to keep pace with their competitors who are moving to the cloud and opening their IT perimeters to connect with their supply chains, partners and customers, directly and securely. Many organizations are competing against cloud and mobile-enabled rivals using yesterday’s tools. The failure to embrace cloud and mobile technologies will negatively impact an organization’s ability to compete and may even threaten its survival.

Technological Innovation is Resulting in Complexity, Sprawl and Vulnerability

The proliferation of applications and devices, the need to connect internal and external parties and the diversification of IT infrastructure architectures have led to tremendous complexity, risk and cost for organizations of all types and sizes. The resulting sprawl and vulnerability present critical challenges because IT performance and security directly impact business results.

IT Has Become More Complex to Manage

Every new application adopted by an organization results in additional IT strain and complexity as each application is connected with the organization’s users, systems and devices, and often to external applications and parties. Similarly, mobile device provisioning and user authorizations are time-consuming and expensive manual tasks, inhibiting change. Even basic password resets are burdensome for enterprises. Based on the data provided by our customers, we estimate that password resets alone cost individual enterprises hundreds of thousands of dollars annually.

IT departments are struggling to keep pace with these changes while providing reliability, visibility and ease of use. The traditional system of siloed technologies and data does not allow organizations to obtain a holistic view of their customers, and this lack of visibility impedes organizations from providing the personalized experiences necessary to enhance their customer relationships.

Application development has become modular and distributed, accelerating development cycles and improving efficiency. The rise of APIs has provided developers with powerful functionality that can be configured quickly. The resulting abstraction of software development has created complexity given the expanding number of components in each application. Legacy identity management solutions were not built to address these multi-tiered applications and diverse environments.

Security Risks Remain a Top Enterprise Priority

Security is a mission-critical issue for organizations of all sizes. With distributed workforces, partners and customers and many of today’s most important applications and data residing outside of an organization’s firewall, enterprises face the growing challenge of defining and securing their perimeter-less boundaries. As organizations take advantage of cloud and mobile technologies, the attack surface expands, creating additional security risks. Simultaneously, the frequency and sophistication of attacks are rising, as are the resulting costs. According to a report by the Ponemon Institute, in 2016 the average organizational cost of a data breach was $7.0 million in the United States and $4.0 million globally. A 2012 report by the security firm Mandiant found that 100% of the breaches it investigated involved stolen credentials, implying that all such breaches are in some manner related to identity, whether from inside threats or external attackers.

These IT and security concerns can be prohibitively expensive to address, often requiring additional systems and hardware, constrain organizational efficiency and inhibit cloud adoption.

Identity is Imperative for Cloud Adoption and Other Modern Technologies

As organizations prioritize initiatives to accelerate and transform themselves into cloud-enabled businesses, the user has become the focal point in aligning the needs of IT with the overall business strategy. Organizations must focus on identity as the one constant in an ever-changing technology and threat landscape. This identity-centric approach is foundational to addressing the IT and security issues facing organizations as they undergo this transformation.

Identity Simplifies IT

Through an identity-centric approach, organizations can solve the exponential problem of connecting users, devices, applications, technologies, third parties and things by allowing organizations to simplify and linearly scale their IT architectures.

Identity Secures the Enterprise

In a distributed, mobile-first organization, identity has become the most reliable way to manage user access, protect digital assets and avoid data breaches. An identity-centric model strengthens user credentials and helps eliminate weak and often-repeated passwords. An identity-centric model provides a common reference point for all connectivity, access, authentication and provisioning issues, regardless of whether the people or things being connected are inside or outside of the organization’s firewall. Increasingly distributed environments have reduced the efficacy of the firewall to manage security. Organizations need solutions to ensure security and compliance requirements are met throughout their IT environments.

Identity Enables the Business

Addressing IT and security challenges has long been the responsibility of Chief Information Officers and Chief Security Officers. As IT and business strategies are converging, the buyers of identity solutions have expanded to include other key business leaders within organizations, such as Chief Technology Officers who are driving innovation through adopting cloud technologies, and Chief Marketing Officers who are engaging with customers through more personalized offerings. New buyers of identity solutions have also emerged, such as Chief Digital Officers who are overseeing company-wide digital transformations. Identity is uniquely able to address the needs of each of these stakeholders, thereby enabling organizations to succeed in transforming themselves.

Limitations of Legacy Identity and Access Management Offerings

Identity management software has been available for many years. While traditional Identity and Access Management, or IAM, providers have historically offered some security benefits, their patchwork of legacy tools, which were designed only for on-premise use cases, can be costly, difficult to integrate and hard to use, increasing IT complexity and sprawl. These legacy systems do not provide modern APIs that developers need to construct seamless mobile and web experiences. These tools were not architected for the cloud and cannot be ported from on premise to hosted deployments, as they lack the scalability and flexibility to enable cloud adoption and are unable to support external users and their unique use cases.

Directory services have been and remain an important part of enterprise IT systems. In recent years, traditional providers of on-premise directory services have begun to expand their existing services to the cloud. Such products are often cumbersome extensions of on-premise offerings, and involve tremendous cost and complexity to integrate and manage. These offerings have fragmented, disjointed user experiences, and often involve unwanted tie-ins to other proprietary products within the provider’s product portfolio. These legacy tools were not designed for the cloud era.

Recently, point products that address identity management, governance and security issues have begun to emerge. While some of these products are cloud-based SaaS offerings, they are not able to resolve the challenges of IT complexity and sprawl at scale. These products are not enterprise-grade, are siloed in functionality and, like legacy IAM products, are unable to support external use cases. Point products generally have scalability issues that limit their effectiveness in the cloud era of enterprise IT.

For organizations of all types and sizes to fully achieve the benefits of the cloud, we believe there is an increasing need for a unified identity platform that enables them to grow faster, cut costs, increase efficiency, and enhance security and compliance. This solution must be secure, reliable and able to support the scale and expansiveness of the cloud era while enabling organizations to nimbly and securely transition to the cloud.

Our Opportunity

Our platform addresses a significant need in the market for both internal and external identity-centric use cases. We believe the opportunity to address internal use cases is at least $18 billion. The opportunity for external use cases is evolving rapidly as organizations everywhere seek to engage with customers, partners and suppliers through software. According to IDC, in 2016, the Cloud Software market is expected to be $78.4 billion and the Custom Application Development market is expected to be $41.2 billion. We believe that our platform is well positioned to address the critical identity requirements of, and capture a meaningful portion of these markets.

Organizations of All Sizes Require a New Approach to Identity

According to IDC, in 2016, the IAM market is expected to be $5.4 billion and the Enterprise Mobility Management, or EMM, market is expected to be $2.1 billion. IAM products were historically only used by large enterprises because of their cost and complexity, while EMM products traditionally focused on a device- and application-centric approach rather than managing and securing the identities of users. The limitations of these products inhibited their adoption and deployment.

Today, organizations of all sizes are rapidly adopting cloud and mobile technologies and transforming their businesses to remain competitive. We believe that we have the opportunity to serve the identity needs not just of the largest companies, but of organizations of all sizes that want to safely and securely move to the cloud.

According to U.S. census data for 2014, there were over 40,000 businesses with more than 250 employees in the United States. In addition, according to the National Center for Education Statistics, there were over 4,500 degree-granting postsecondary institutions in the United States. We believe each of these businesses and institutions could benefit from our identity-centric solution. Applying our 12-month average Calculated Billings per Okta customer as of October 31, 2016 and assuming full adoption of our current products and full deployment to all users within our existing customer base implies a market of $9 billion domestically. We believe the opportunity internationally to be at least as large, and we believe there is a significant incremental opportunity to serve the smaller businesses and other government organizations excluded from the census data above.

Cloud Driven Transformation Opens New External-Facing Opportunities

Organizations are beginning to take an identity-centric approach to enable seamless and secure connections to their customers, partners and suppliers. They leverage the Okta Identity Cloud to embed identity into their external-facing systems. We believe this is a new and expanding use case for identity solutions and is not captured in current IAM market estimates or our estimates for internal use cases. The market for an identity-centric approach to external users grows with adoption of the cloud. As the key to establishing trust between users and technologies, we believe identity is a critical requirement for software development, and the growth in the Cloud Software and Custom Application Development markets will drive spending on identity solutions for external users.

•	Cloud Software, which encompasses cloud and mobile applications as well as public cloud platforms. As organizations adopt cloud technologies, we believe they will open their perimeters and connect directly to customers and partners through identity solutions. According to IDC, the cloud software market is expected to reach $78.4 billion worldwide in 2016, representing a 21.4% increase from the previous year. IDC projects spending on cloud software to grow to $151.6 billion by 2020, representing a four-year CAGR of 17.9%.

•	Custom Application Development, which represents outsourced development of software and mobile applications. We believe identity spend will constitute an increasingly large portion of this market as organizations expand the number of applications provided to their partners, customers and suppliers. According to IDC, the custom application development market is expected to reach $41.2 billion worldwide in 2016 and is expected to grow to $48.4 billion by 2020, representing a four-year CAGR of 4.1%.

While we believe that the externally-focused market for identity solutions is still developing, these spending trends indicate that demand for cloud identity solutions with external use cases will continue to increase as organizations seek to provide modern experiences to their customers and partners. Our platform addresses these external use cases, and we believe that we are well positioned to capitalize on these trends.

The Okta Identity Cloud

The Okta Identity Cloud is a secure, reliable and scalable platform that provides complete identity management, enabling our customers to secure their users and connect them to technology and applications, anywhere, anytime and from any device. Our customers use the platform to secure their workforces, to provide more seamless experiences for their customers, and to create solutions that make their partner networks more collaborative.

The Okta Identity Cloud is used as the central system for an organization’s connectivity, access, authentication and identity lifecycle management needs spanning all of their users and applications.

We enable our customers to easily deploy, manage and secure applications and devices, and to provision and support users across their IT environments, with a simple, intuitive, consumer-like user experience. Developers are similarly able to leverage a robust set of tools to quickly build custom web and mobile application experiences that leverage the Okta Identity Cloud as the underlying identity platform. Once deployed, we enable administrators to enforce contextual access management decisions based on conditions such as user identity, device, location, application identity, IP reputation and time of day.

The Okta Identity Cloud is used by organizations in two distinct and powerful ways: to manage and secure their internal users (employees and contractors), and to connect and secure their external users (customers, partners and suppliers) via the powerful APIs we have developed.

The Okta Identity Cloud for Internal Use

The Okta Identity Cloud simplifies the way an organization’s employees and contractors connect to their applications and data from any device, while increasing efficiency and keeping IT environments secure. We enable organizations to provide their internal users with immediate and secure access to every application they need from any device they use, without requiring multiple credentials, which significantly enhances employee connectivity and productivity. Our customers often use an additional security layer, which is provided through our Adaptive Multi-Factor Authentication product. As our customers’ assets continue to migrate outside of the firewall, we believe this product is one of the simplest yet most effective ways to secure users and data. Our Universal Directory and Lifecycle Management products also serve as a system of record to help our customers organize, customize and manage their users and their access privileges throughout the users’ entire lifecycle. This includes managing all requests and approvals and automating account and device provisioning and de-provisioning seamlessly across directories, applications and devices.

The Okta Identity Cloud for External Use

The Okta Identity Cloud provides secure connections across web and mobile applications that organizations use to better engage, collaborate and communicate with their customers, partners and suppliers. Identity-centric connectivity for external users is a relatively new use case. We enable our customers’ product teams to layer our powerful identity platform into their cloud, web and mobile applications through our APIs. This makes it easier for them to authenticate, manage and secure their external connections and allows them to focus on product innovation. By building on our platform, developers leverage our powerful proprietary APIs to quickly and efficiently create secure, branded experiences for their organizations. These interfaces drive business results through improved customer engagement via personalized experiences, enhanced collaboration with partners and streamlined supply chains.

The Benefits of Our Platform

Identity is the foundation for secure connections in a cloud-based, mobile-enabled world. As a result, an organization’s identity solution has to be the most reliable piece of its technology stack. At Okta, we are singularly focused on helping our customers achieve the tremendous promise of the cloud era through a secure, always-on identity platform.

The Okta Identity Cloud allows customers to:

•	Grow Faster. We enable our customers to increase revenue, move faster and do more in the rapidly evolving cloud environment. When our platform is used to connect with external customers, we enable organizations to increase revenue through holistic views of end customers, more productive partnerships and personalized product offerings. By building on our secure, standards-based identity platform, developers and engineering teams are able to release products faster and focus on creating features that will differentiate their products.

•	Increase Efficiency. We help customers lower IT expenses and be more productive. The Okta Identity Cloud is fully compatible with on-premise infrastructures and public, private and hybrid clouds. We empower organizations to transition away from expensive on-premise infrastructure and adopt best-of-breed technologies by solving the key challenges posed by moving to the cloud. With our platform:

•	Access to the right set of tools and technologies enables new employees to be rapidly on-boarded and made productive more quickly;

•	Helpdesk tickets related to password resets are reduced, costs of physical hardware tokens are eliminated, and IT administrator efficiency is increased, freeing IT to spend more time on innovation; and

•	The time and cost required to build, secure and maintain access and authentication solutions are eliminated, and cumbersome manual integration of applications and provisioning of devices are automated.

•	Enhance Security and Compliance. We make our customers and their data more secure. Our platform provides persistent, perimeter-less security, with real-time visibility and compliance reporting. We enable organizations to determine exactly who gets access to what, from day one of on-boarding, throughout the user lifecycle, including job changes or promotions, to off-boarding. Our comprehensive multi-factor authentication offers policy-driven contextual access management for an organization’s internal and external use cases. The Okta Identity Cloud allows our customers to secure access for their customers, partners and suppliers, while helping them adhere to numerous compliance standards, including HIPAA, FedRAMP and Sarbanes-Oxley.

•	Embrace Technology of Choice. The independence and neutrality of our platform allows users to adopt the best-of-breed applications and tools they need to do their jobs in a manner that is fast, scalable and easy to manage. We provide users with the freedom to choose from a broad selection of pre-integrated applications, without tie-ins or bias toward proprietary products.

•	Eliminate Downtime. To fulfill our mission of enabling any organization to use any technology, the Okta Identity Cloud must be always-on. As the connectivity fabric for modern organizations, we strive to enable all users, devices, applications, technologies, third parties and things to connect to our platform at all times. Our maintenance windows do not require any downtime and our platform has experienced best-in-class uptime, delivering over 99.9% uptime across our customer base over the past 24 months.

We deliver these benefits through:

•	Leading-Edge Technology. We provide identity-centric connectivity in a manner that is agnostic, irrespective of application, user, location or connected device. We deliver all of the benefits expected in the cloud era, including enabling our customers to go live faster and expand functionality more easily, and we do so at a significantly lower cost than legacy approaches. After our platform is deployed, traditionally on-premise organizations are able to realize the significant benefits of the cloud.

•	Superior Native Cloud Architecture. From the beginning, the Okta Identity Cloud was built entirely in and for the cloud. The Okta Identity Cloud is uniquely architected to seamlessly integrate with and manage cloud, hybrid, on-premise and mobile technologies, and is built with a core focus on reliability and security. Because we understand that connectivity and security are our customers’ most critical concerns, our redundant, multi-tenant architecture is designed to never go offline. The redundancy and resiliency of our platform extends not only to our cloud users, but also to customers with on-premise infrastructures.

•	Robust Ecosystem of Integrations. Our Okta Application Network provides immediate time-to-value with over 5,000 integrations with cloud, mobile and web applications as of October 31,

2016. We, in partnership with our ecosystem of ISVs, build and maintain these integrations over time so that our customers do not have to. Because of our large and increasing network of pre-integrated applications, our platform solves the exponential problem of connecting everyone and everything, and allows our customers to scale as their number of employees, customers and partners grow.

•	Differentiated User Experience. Despite the depth and complexity of the issues we solve, the Okta Identity Cloud provides users with an elegant, intuitive and consumer-like experience. We also enable administrators to easily deploy, manage and secure applications, and to provision and support users across their IT environments, with a differentiated and unified experience.

•	A Culture of Customer Success. We prioritize customer success above all else and have a culture that is built upon the core values of transparency, integrity, reliability and independence. We continue to drive innovation to meet our customers’ needs, exceeding their expectations and anticipating what they will need next. Our efforts have resulted in high levels of customer satisfaction, trust and support. As a result, our customers help us drive incremental customer acquisitions through their powerful testimonials and referrals.

Our Powerful Network Effects

The Okta Identity Cloud benefits from powerful network effects, which accelerate our value creation, provide sustainable competitive advantages, help us acquire additional customers and provide more value to our current and prospective customers.

Product Network Effect

The Okta Identity Cloud connects our customers to the applications their users need. Every organization has distinct application needs, which we address either through the pre-integrations in our Okta Application Network or the rapid integration of new applications. As new applications are added to our platform, they are immediately available to all of our customers through the Okta Application Network. As we add more customers, we increase the number of applications in the Okta Application Network. As a result, our network is continuously growing and providing additional value to our current and prospective customers.

Ecosystem Network Effect

The Okta Identity Cloud includes identity and security APIs that can be used not just by our customers but also by our system integrator and ISV partners, such as Accenture and ServiceNow, respectively. As we add more customers, we increase the number of system integrators that build practices around the Okta Identity Cloud and ISVs who build their applications on our platform, both of which expand our partner ecosystem and better allow us to acquire new customers.

Data Network Effect

The Okta Identity Cloud benefits from the rich usage data of its millions of users. As the number of identities managed on our platform continues to grow, we gain increasingly valuable contextual data about our users, their devices, the applications they access, and their activity. That data enables us to drive product innovation, new feature development and enhanced security on our platform. For example, visibility into threats affecting a certain customer in our growing ecosystem enables us, in collaboration with our other customers, to more rapidly mitigate similar threats to them. As our customer base expands, and additional data is generated, we are able to capture new insights and further enhance our products, increasing our value proposition to both current and potential customers.

These powerful network effects have contributed to growth in our number of customers and pre-integrated applications. We expect to be able to continually improve our products and increase our competitive advantage as the secure identity platform for organizations of all types and sizes.

Growth Strategy

Key elements of our growth strategy are to:

Execute with Our Existing Platform

•	Drive New Customer Growth. The markets for our products are large and underserved. To increase our share of these markets, we intend to continue to grow our customer base, with a focus on key verticals, including highly-regulated sectors such as financial services, government and healthcare. As a result of these efforts, we had added more than 680 net new customers in the nine months ended October 31, 2016.

•	Deepen Relationships Within Our Existing Customer Base. We believe that, as the provider of the most comprehensive, independent identity platform, we are well positioned to further expand into our existing base of over 2,900 customers. Our Dollar-Based Retention Rates for fiscal 2015 and 2016 were 129% and 120%, respectively. We plan to further increase revenue from our existing customers by cross-selling and up-selling additional products. We also believe we can significantly expand our footprint by focusing on current customers that limit their use cases to internal identity management, and furthering those customers’ use of our platform for external use cases.

•	Expand Our International Footprint. With 12% of our revenue generated outside of the United States in fiscal 2016, up from 9% in fiscal 2015, we believe there is significant opportunity to grow our international business. We believe global demand for our products will continue to increase as international organizations fully embrace cloud and mobile computing. We have invested ahead of this demand adding multiple European data centers in fiscal 2016.

•	Expand Our Integrations and Partner Ecosystem. The Okta Application Network is an extensive partner ecosystem, which includes, among thousands of others, integrations with Amazon Web Services, Atlassian, Box, DocuSign, Google Cloud, Microsoft, NetSuite, SAP, Salesforce, ServiceNow, Slack, Workday, Workplace by Facebook and Zendesk. In total, we had over 5,000 integrations with cloud, mobile and web applications as of October 31, 2016. We plan to continue these partnerships as well as adding new integration partners to enrich our user experience and expand our customer base. We view our investment in partnerships as a force multiplier that enables us to build and promote complementary capabilities that benefit our customers. We also plan to expand our indirect sales network to leverage the sales efforts of additional ISVs and channel partners.

Increase Our Opportunities

•	Innovate and Advance Our Platform with New Products and Use Cases. We have a history of driving technological innovation. In the nine months ended October 31, 2016, we developed 35 new production releases of the Okta Identity Cloud. We intend to continue making significant investments in research and development, hiring top technical talent, and maintaining an agile organization. By continuing to innovate, we believe that we can address new use cases and offer increasing value to existing and potential customers.

•	Leverage Our Unique Data Assets with Powerful Analytics. Our position at the intersection of people, devices, applications and infrastructure gives us unique access to powerful data, and the opportunity to provide differentiated insights based on that data. We currently publish a Businesses @ Work report that contains unique analysis of global trends in software usage based on the millions of daily interactions between users and their applications through our platform. The value of our analytics will increase as customers continue to connect more devices, applications and users to their networks and as we add more customers. We do not currently derive revenue from our unique data assets, but we intend to explore opportunities for monetization in the future.

Our Products

The Okta Identity Cloud is made up of the six individual products described below. We began with the development of our Single Sign-On product, which was followed by a rapid and accelerating pace of innovation that quickly expanded our platform. Products used for the internal use case are consumed through Okta branded web and mobile interfaces, and we provide simple ways for our customers to customize the employee facing web and mobile experiences for their users. For external use cases, we provide direct access to our APIs to enable developers to embed our functionality in their custom web or mobile applications that they are building for their partners or customers. We continuously improve the Okta Identity Cloud through the release and development of additional products and features, with weekly updates. These products can be used for internal use cases, external use cases or both.

•	Universal Directory. Universal Directory provides a centralized, cloud-based, flexible system of record to capture user, application and device profiles as well as the relationships between those profiles. Users and profiles stored in the directory can be used with our Single Sign-On product to manage passwords and authentication. Users and their profiles can be stored directly in Universal Directory or synchronized with external cloud or on-premise applications, including on-premise Active Directory or LDAP servers. Universal Directory is also commonly used to simplify a complex directory infrastructure that enterprises develop over time due to acquisitions of disparate systems or rapid expansion. When used to its fullest extent, Universal Directory becomes the system of record for all of an organization’s internal users and external customers, partners and suppliers.

•	Single Sign-On. Our Single Sign-On product enables users to access all of their applications, whether in the cloud or on-premise, from any device, with a single entry of their user credentials. We combine secure access, modern protocols, flexible policies and a consumer-like user experience. Single Sign-On can be deployed independently or easily integrated into an existing directory or identity management architecture. Through our Single Sign-On product, organizations can easily allow business partners and customers to sign in with their existing identity provider. Users can also authenticate securely with providers such as LinkedIn, Facebook or Google. Our Single Sign-On product also enables built-in reporting and analytics that provide real-time search functionalities across users, devices, applications and the associated access and usage activity.

•	Adaptive Multi-Factor Authentication. Adaptive Multi-Factor Authentication is a comprehensive, but simple-to-use, product that provides an additional layer of security for an organization’s applications and data. Okta provides a modern alternative to legacy systems that popularized the use of hardware tokens to gain access to a company network. Okta offers a smarter product built on contextual data to support any user. To smooth migration, organizations can integrate existing keys or tokens, or use our built-in modern factors, such as text messaging, voice or Okta Verify with Push, a one-time PIN that changes every 30 seconds and can be delivered via SMS or push notification and accepted with a single tap. Our Adaptive Multi-Factor Authentication product offers a robust policy framework that is integrated with a broad set of cloud and on-premise applications and network infrastructures. It also offers adaptive, risk-based authentication that leverages big data intelligence from across the Okta network of thousands of organizations.

•	Lifecycle Management. Lifecycle Management is a provisioning product that automates IT processes and ensures user accounts are created and deactivated at the appropriate times. Through this product, IT can securely manage the entire identity lifecycle, from on-boarding to off-boarding, and ensure compliance requirements are met as user roles evolve and access levels change. Lifecycle Management offers rich directory and application integrations for mastering and provisioning, is fully extensible, supports customization through our robust APIs, and has sophisticated controls for IT administration through our rules engine and workflow.

•	Mobility Management. Mobility Management simplifies and automates mobile device administration and provisioning across phones, tablets and laptops, providing seamless, secure mobile access to any application, without compromising security. We integrate identity and mobility management functionality to enable a more seamless experience for users and IT administrators. We leverage the controls in native operating systems across iOS, Android, Mac and Windows smartphones, tablets and laptops. Administrators can define device security and access policies based on end-user identity and device type, with the ability to distribute certificates to devices to establish device trust, and can detect and shut down access from unauthorized devices.

•	API Access Management. API Access Management enables organizations to connect custom web and mobile experiences to cloud or on-premise services through APIs. Access to these APIs is managed based on the user, which enables organizations to centrally maintain one set of permissions for any employee, customer or partner across every point of access. API Access Management reduces development time, boosts security and enables seamless end-user experiences by providing a unified portable service for authorizing secure and always available access to any API.

By focusing on identity, the one constant in an ever-changing technology and threat landscape, the Okta Identity Cloud provides our customers with a solution to solve their IT and security challenges and provides us with significant competitive advantages. Through Okta, organizations can embrace the best technologies and tools of today, and leverage the innovations that will follow—whatever they may be.

Our Technology

We focus on engineering a simple but comprehensive platform to solve complex problems. Our pure cloud architecture is multi-tenant, encrypted and third-party validated.

Okta Application Network

Our Okta Application Network is an extensive partner ecosystem that includes pre-built integrations with Amazon Web Services, Atlassian, Box, DocuSign, Google Cloud, Microsoft, NetSuite, SAP, Salesforce, ServiceNow, Slack, Workday, Workplace by Facebook, and Zendesk, among thousands of others. We support a wide range of programming languages to enable developers and organizations to continuously expand and build new applications on our network. We also leverage heuristics-based technology to automatically adapt to changes in the underlying systems and ensure our integrations continue to function as IT environments and applications evolve. At the core of the Okta Application Network is a patented technology that allows our customers to seamlessly connect to any application or type of device that is already integrated into our network.

One Platform with Differentiated Administration, User and Developer Experience

The Okta Identity Cloud is built on one common platform and user interface framework, offering administrators and users a consistent, easy-to-use, consumer-like experience across our products. Our technology integrates with industry-leading browsers and mobile applications to provide seamless access to any web or native mobile application. We also heavily leverage operating system management and security technologies across desktops, laptops and mobile devices to provide a transparent, but secure experience for users across a range of devices. These integrations allow us to seamlessly deliver connectivity use cases that previously required significant custom development to achieve.

Robust Security

Security is a mission-critical issue for Okta and for our customers. Our approach to security spans day-to-day operational practices to the design and development of our software to how customer data is segmented and secured within our multi-tenant platform. We ensure that access to our platform is securely delegated across an organization. Our source code is updated weekly, and there are audited and verifiable security checkpoints to ensure source code fidelity and continuous security review. Our security team performs continuous penetration testing on our platform through source code audits, black-box testing, third-party analysis and crowd-sourced, security bug bounty programs. Customers can also perform their own penetration testing on our platform. All of these efforts enabled us to secure SOC 2, CSA Star 2, Level 2 Attestation, ISO/IEC 27001;2013, ISO/IEC 27018;2014 and HIPAA certifications.

Scalability and Uptime

Our technical operations and engineering teams are designed around the concept of an always-on, highly redundant and available platform that we can upgrade without customer disruption. Our products and architecture were built entirely in and for the cloud with availability and scalability at the center of the design, and were built to be agnostic with respect to the underlying infrastructure. Our maintenance windows do not require any downtime, and we have delivered over 99.9% uptime across our customer base over the past 24 months.

Our proprietary cell architecture includes redundant, active-active availability zones with cross-continental disaster recovery centers, real-time database replication and geo-distributed storage. If one of our systems goes down, another is quickly promoted. Our architecture is designed to scale both vertically by increasing the size of the application tiers and horizontally by adding new geo-distributed cells.

Our platform is monitored not only at the infrastructure level but also at the application and third-party integration level. Synthetic transaction monitoring allows our technical operations team to detect and resolve issues proactively. We also perform drills where teams are trained to resolve simulated service disruption scenarios with time pressure and unexpected infrastructure failures.

Transparency is one of our core values, and our trust webpage provides customers with historical and timely information about our system uptime and status and incident response progress.

Our Customers

As of October 31, 2016, we had over 2,900 customers and approximately 40 million users of our platform across more than 185 countries. Our customers span nearly all industry verticals and range from small organizations with fewer than 100 employees to companies in the Fortune 100, with up to hundreds of thousands of employees, some of which use the Okta Identity Cloud to manage millions of external customers or partners. Most of our customers, large and small, have purchased additional subscriptions and products from us over time.

Representative Customers

Representative customers are provided below by industry vertical. As of October 31, 2016, each of these customers had an annual contract value of more than $100,000:

Cloud	Consumer Products	Consumer Services
Adobe AppDynamics Concur LinkedIn ServiceNow Splunk Workday	Bose Brown-Forman Clorox Kohl’s	24 Hour Fitness Con Edison Engie Etihad Airways MGM Resorts Wyndham

Finance/Insurance/Real Estate	Government/Non-Profit/ Education/Infrastructure	Healthcare/Life Sciences
American Express Experian FICO General Motors Finance Jones Lang Lasalle Mass Mutual Mercury Insurance Western Union	Centers for Medicare & Medicaid Services Gatwick Airport McGraw-Hill Mitre National Geographic Society National University Teach for America	Envision Healthcare Magellan Health Shire Pharmaceuticals St. Joseph’s Health

Media/Entertainment/ Communications	Technology/Software/ Hardware
20th Century Fox DISH LiveNation News Corporation Omnicom Group	Broadcom Digital Realty Trust Flex Jabil Pitney Bowes

Customer Case Studies

The following case studies are representative examples of how our customers have benefited from, and expanded their use of, the Okta Identity Cloud.

Flex

Situation

Flex designs, manufactures and distributes products for more than a thousand customers, and connects thousands of production material suppliers to a constantly shifting portfolio of factories. As a company at the epicenter of IoT, Flex recognized the need for increased cyber security to protect customer intellectual property, secure the supply chain and manage employee access.

Solution

After putting Okta through a rigorous security assessment, Flex leaders selected the Okta Identity Cloud as the platform to help address top IT concerns for both internal and external identity needs.

First, Okta helped Flex manage its supplier network by connecting ten critical applications in an online portal, automating on-boarding and off-boarding, and providing control over user access. Flex’s thousands of suppliers are now able to log in from anywhere in the world to verify inventory, confirm orders, change schedules and more. With the Okta Identity Cloud, Flex IT is able to streamline security, ensure that inactive supplier access is suspended and increase productivity for its global supply chain.

Next, Flex deployed the Okta Identity Cloud internally across all of its approximately 200,000 employees, including both factory and office workers alike, providing them with access to best-of-breed cloud and on-premise applications. The Okta Identity Cloud makes it possible for the thousands of factory workers who did not have profiles in Microsoft Active Directory to now communicate with the rest of the organization via their smartphones and Okta’s mobile capabilities. Okta is helping Flex onboard new factories worldwide quickly and efficiently. Going forward, Flex is planning to integrate the Okta Identity Cloud into its plan to automate factories and connect customers to every aspect of the product life cycle.

“Okta plays a role in all three of my initiatives: Cyber security, business productivity and best of breed solutions. It fits all three, so it’s a perfect match.”

—Gus Shahin, CIO, Flex

20th Century Fox

Situation

The television and film industries have changed dramatically as they have become increasingly reliant on digital tools for creating, distributing and promoting content. A typical major film release typically involves an extended team of over 200 companies, with thousands of individual contributors. As a result, 20th Century Fox, or Fox, looked to cloud technologies to make that collaboration more efficient and effective. To bring everyone under its portal, the Fox Media Cloud, Fox needed an identity platform that could flexibly connect at scale with all internal and external constituents, offer a customized user interface for Fox partners, simplify a complex Microsoft Active Directory environment, integrate with every cloud application it used, and provide extensive reporting and visibility into access.

Solution

Initially, Fox simplified the provisioning of cloud applications with the deployment of the Okta Identity Cloud to 5,000 internal users. Fox quickly realized how easily our platform connected employees to all of its cloud applications, and soon over 22,000 Fox employees could use Okta to access important cloud communication and collaboration applications, including Box, Concur, Coupa and Salesforce, among others, on the go, from any device.

Fox also worked with Okta to connect its production partners and content distributors for the Fox Media Cloud. With the Okta Identity Cloud, their collaboration was improved, simplified and made more secure. While previously Fox had to set up expensive, time consuming on-premise infrastructure on a project-by-project basis, by leveraging the Okta Identity Cloud, Fox now has the ability to set up a flexible cloud infrastructure and manage access policies across projects, at a significantly accelerated pace and reduced cost.

“Our selection of Okta is not about just solving username and passwords. It’s so much more strategic. This is the foundation for how we create seamless experiences for our users.”

—John Herbert, EVP Global Media Services and CIO, 20th Century Fox

Adobe

Situation

Adobe faced identity and access challenges for both its employees and its products as it pursued its transition to the cloud. Adobe was attempting to support 13,500 employees’ use of over 300 enterprise applications with an internally-developed, open-source single sign-on solution that was difficult to manage. The strain on the on-premise system was further exacerbated by Adobe’s decision to move its internal email and calendar systems to the cloud with Microsoft Office 365. Separately, Adobe was in the process of transforming its entire Creative Suite of products (e.g., Photoshop, Illustrator, etc.) from downloadable software to an integrated cloud service with the launch of Creative Cloud. This move would provide Adobe’s customers with on-demand access to Adobe’s applications and a recurring revenue stream for Adobe, but it came with new IT and security challenges. The first release of Creative Cloud could not connect with the existing identity systems used by many of Adobe’s enterprise customers, and it required these external parties to set up and manage an entirely new set of user credentials, creating redundancies and inefficiencies for Adobe’s customers.

Solution

Adobe decided to retire its internal single sign-on solution and deploy Microsoft Office 365 with Okta’s Single Sign-On product. It then took only four weeks to connect the Okta Identity Cloud to more than 200 additional cloud applications for their employees. Since then, Adobe has deployed multiple products from the Okta Identity Cloud across its employee base, securing and managing its workforce. The proven success of the internal use cases inspired Adobe to leverage the Okta Identity Cloud to help solve Adobe’s challenges with Creative Cloud as well. The APIs in the Okta Identity Cloud enabled Adobe’s development team to quickly deliver secure authentication to Creative Cloud and Adobe’s thousands of enterprise customers, enabling their users to access Adobe’s tools with their existing corporate credentials, relieving them of the burden of additional cost and time-consuming efforts.

“Okta has demonstrated, not just to us, but to industry analysts and security experts that they take security very seriously, and that it’s a service that we’ll be able to trust.”

—Den Jones, Director of Enterprise Security, Adobe

Experian

Situation

Experian wanted to transform itself from a leading credit reporting agency to a customer-driven data services company. To do this, Experian’s IT leaders recognized the need to consolidate Experian’s six identity management providers into one. It also set out to build an API services environment that would allow customers to programmatically interface with Experian data sources and pull the exact information they need. Secure authentication was central to the project’s success, and Experian wanted a single identity platform to handle it all. Experian also wanted a cloud-based identity solution that was flexible enough to handle its broad mix of internal productivity applications, as well as its growing number of customer and partner-facing applications.

Solution

As a first step, Experian’s Consumer Services division used the Okta Identity Cloud to help build authentication into its popular Credit Tracker app. Following the success of the initial deployment, Experian’s IT team rolled out Okta internally to Experian’s 17,000 global employees. Within a number of months, the Okta Identity Cloud allowed Experian’s IT team to retire multiple on-premise systems in addition to existing support contracts within a few months. Ultimately, the productivity of Experian’s employees has been dramatically increased due to the continuous access to mission critical business applications provided by the Okta Identity Cloud.

After the success of the internal deployment, Experian leveraged Okta’s capabilities to streamline access and onboarding for its external business customers. With the Okta Identity Cloud, the process for Experian’s customers to access Experian’s credit analysis, marketing services, and fraud detection is more simple, secure, and reliable.

Experian was able to consolidate and integrate all internal and external Experian applications onto the Okta platform quickly. To meet ongoing demands, Experian is building out an API services environment that will integrate with Okta and allow customers to programmatically access Experian data sources to pull the exact information they need, simply and securely.

“Okta is the go-forward strategy for all authentication, and will be the single standard that we use. It will have a huge impact on everything we build going forward.”

—Barry Libenson, CIO, Experian

Pitney Bowes

Situation

After years of developing and acquiring technology to become a leading software company, Pitney Bowes, launched the Pitney Bowes Commerce Cloud. This cloud technology platform ties multiple capabilities together to solve commerce problems in an increasingly complex physical and digital world. In developing the Commerce Cloud, many core challenges centered around identity. Pitney Bowes wanted to create a seamless, dynamic user experience, with rich interactions between customers and products. Pitney Bowes also wanted to enable its products with its own API capabilities so that they could talk to each other and to third-party applications. In addition, Pitney Bowes wanted to make all data from those interactions accessible to employees, partners and customers.

Solution

Pitney Bowes chose the Okta Identity Cloud as its identity solution to securely connect 35 applications together, provide a single identity for each customer and give them a more simplified, reliable, and resilient approach to identity. The next phase of its launch paired Okta’s API Access Management product with Pitney Bowes’ API management partner. The proven integration makes it possible for Pitney Bowes to securely expose its digital capabilities through APIs, so these can be delivered more broadly. Pitney Bowes also plans to connect its digital infrastructure, powered by the Okta Identity Cloud, with its postage meters and mail machines, reinventing the mail system and setting itself up for another century of powering the world of commerce.

“As data, the cloud, analytics and IoT become the center of our strategy, identity becomes more and more critical to what we do.”

—Roger Pilc, Chief Innovation Officer, Pitney Bowes

Sales and Marketing

Sales

We sell directly to customers through our inside and field sales force and also indirectly through our extensive ecosystem of channel partners. Our sales efforts are facilitated by our leadership position in the marketplace, strong customer testimonials and referrals, straightforward pricing strategy, and maniacal focus on customer success. Once a sale is made, we leverage our land-and-expand sales model to generate incremental revenue, often within the term of the initial agreement, through the addition of new users and the sale of additional products. In many instances, we find that initial customer success with our platform results in key internal decision makers expanding their deployments to additional, often external, use cases. Furthermore, as our customers are successful in their businesses and increase headcount, we share in their growth as the number of identities that we manage increases.

Our sales organization is structured to address the specific needs of each segment of our target market. Our sales team is divided by geography, customer size, use case and industry vertical. We believe that focusing a portion of our sales team on certain industries enables us to understand the nuances within specific verticals, and helps drive more efficient sales results. Our direct sales force is supported by our sales engineers, security team, cloud architects, professional services and other technical resources.

We benefit from an expansive partner ecosystem that helps drive additional sales. Nearly all of the leading cloud application providers are our customers or partners, and many of them drive further customer acquisition for us through co-selling arrangements, building our offerings directly into their products, and product demonstrations running on the Okta Identity Cloud. We also partner with several of the large technology companies that are driving the movement to the cloud—for example, we are an active member in the Microsoft Partner Network and directly benefit from the widespread enterprise adoption of their Office 365 platform. In addition to these technology partners, we leverage system integrators, traditional VARs and Government VARs to broaden the range of customers we reach.

Marketing

Our most valuable marketing features our customers and is informed by a deeply data-driven approach, giving us insights into the efficacy of our efforts. Our marketing efforts focus on promoting our industry-leading identity platform, establishing our brand, generating awareness, creating sales leads and cultivating the Okta Community.

The centerpiece of our marketing strategy is telling the successful stories of our customers; we have received a significant number of public testimonials from CIOs at organizations of all sizes. A key part of that strategy is our annual customer conference, Oktane, which drew over 1,600 registrations in 2016 and features marquee customers sharing their success stories, new product and feature announcements, and hands-on product labs.

Research and Development

Our research and development organization is responsible for the design, architecture, creation and the quality of the Okta Identity Cloud. The research and development organization also works closely with our technical operations team to ensure the successful deployment and monitoring of our platform. We utilize test automation and application monitoring to ensure the Okta Identity Cloud is always-on.

Customer Support and Professional Services

Our products are designed for ease of use and fast deployments. We also offer several programs to help our customers maximize their success with our products.

Customer Support and Training Services

We offer three tiers of support, each of which builds upon the previous tier. We provide live webinars as well as on-demand instructional videos to provide our customers with information about product features, functionality and our most common customer use cases.

Professional Services

Our professional services team provides assistance to customers in the deployment of the Okta Identity Cloud and includes identity, mobility and security experts, customized deployment plans and SmartStart, which provides a quick path to implementation.

Okta Community

We have created an online community available to all of our customers. The Okta Community enables our customers to connect with other customers and partners to ask questions and find answers. As a result of our multi-tenant model, every customer uses the same version of the Okta Identity Cloud and questions and answers tend to be universally relevant. The Okta Community is an example of the benefits of the Okta ecosystem and its network effects. The more customers we have using the Okta Identity Cloud, the more they participate and share best practices, and the more our customers benefit from each other’s knowledge.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

As of October 31, 2016, we had nine issued patents in the United States, which expire between 2030 and 2035 and cover various aspects of our products. In addition, as of such date, we also had one issued patent in Australia, which expires in 2033.

We registered “Okta” as a trademark in the United States, the European Community, Australia and Japan. We also have filed other trademark applications in the United States and certain other jurisdictions.

We are the registered holder of a variety of domestic and international domain names that include “Okta” and similar variations.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights or similar agreements with our employees, consultants and contractors. Our employees, consultants and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both general and product-specific terms of use.

Our Competitors

Our competitors for the Okta Identity Cloud internal use case include:

•	Authentication providers, such as Computer Associates, IBM, Microsoft and Oracle;

•	Life Cycle Management providers, such as Computer Associates, IBM, Microsoft and Oracle;

•	Multi-factor Authentication providers, such as RSA (a division of Dell Technologies), Microsoft and Symantec; and

•	Mobility Management providers, such as Citrix, Microsoft and VMware.

With respect to the Okta Identity Cloud external use case, we generally compete with internally developed systems.

We also compete with small, private niche companies that offer point products that attempt to address certain of the problems that our platform solves.

Due to the flexibility and breadth of our platform, we can and often do co-exist alongside our competitors’ products within our customer base.

The principal competitive factors in our markets include product capabilities, flexibility, independence, total cost of ownership, time to value, scalability, user experience, number of pre-built integrations, customer satisfaction, global reach, and ease of integration, management and use. We believe our product strategy, technology and company culture allow us to compete favorably on each of these factors.

We expect competition to increase as other established and emerging companies enter our markets, as customer requirements evolve, and as new products and technologies are introduced. We expect this to be particularly true as we are a cloud-based offering, and our competitors may also seek to repurpose their existing offerings to provide identity management solutions with subscription models.

Many of our competitors, particularly the large technology companies named above, have longer operating histories, significantly greater financial, technical, marketing, distribution or other resources, and greater name recognition than we do. However, we believe that our platform architecture, position as an independent provider of identity solutions and focus on innovation enable us to respond more quickly to new or emerging technologies and changes in customer requirements than our larger competitors that primarily focus on other market segments and tie their identity solutions to their other proprietary products.

Employees

As of October 31, 2016, we had a total of 843 employees, including 91 employees located outside of the United States. To our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters is located in San Francisco, California, where we currently lease approximately 108,000 square feet under lease agreements that expire at various times from 2019 through 2024. We also lease facilities in Bellevue, Washington; San Jose, California; Toronto, Ontario; London, United Kingdom; Amsterdam, Netherlands; and Sydney, Australia.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Legal Proceedings

We are not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of January 1, 2017:

Name	Age	Position
Executive Officers:
Todd McKinnon	45	Co-Founder, Chief Executive Officer and Director
J. Frederic Kerrest	39	Co-Founder, Chief Operating Officer and Director
William E. Losch	55	Chief Financial Officer
Charles Race	45	President, Worldwide Field Operations
Jonathan T. Runyan	40	General Counsel

Non-Employee Directors:
Patrick Grady(1)	34	Director
Ben Horowitz	50	Director
Michael Kourey(1)	57	Director
Michael Stankey(2)	58	Director
Michelle Wilson(1)(2)	53	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Todd McKinnon.    Mr. McKinnon co-founded Okta and has served as our Chief Executive Officer and as a member of our board of directors since January 2009. From October 2003 to February 2009, Mr. McKinnon served in various roles at salesforce.com, inc., a cloud-based customer relationship management company, most recently as Senior Vice President of Development. From 1995 to 2003, Mr. McKinnon held various engineering and leadership positions at Peoplesoft, Inc., an enterprise application software company, which was acquired by Oracle Corporation in January 2005. Mr. McKinnon holds a Master of Science in computer science from California Polytechnic State University, San Luis Obispo and a Bachelor of Science in management and information systems from Brigham Young University.

We believe that Mr. McKinnon is qualified to serve as a member of our board of directors because of his experience and perspective as our Chief Executive Officer and co-founder.

J. Frederic Kerrest.    Mr. Kerrest co-founded Okta and has served as our Chief Operating Officer and as a member of our board of directors since July 2009. From June 2008 to August 2008, Mr. Kerrest served as an associate at Hummer Winbald Venture Partners, a venture capital firm. From August 2002 to February 2007, Mr. Kerrest served in a variety of sales and business development roles at salesforce.com, inc. Mr. Kerrest holds a Masters in Business Administration from the MIT Sloan School of Management and a Bachelor of Science in computer science from Stanford University.

We believe that Mr. Kerrest is qualified to serve as a member of our board of directors because of his experience and perspective as our Chief Operating Officer and co-founder.

William E. Losch.    Mr. Losch has served as our Chief Financial Officer since June 2013. From June 2007 to June 2013, Mr. Losch served as Chief Financial Officer at MobiTV, Inc., a technology platform provider of multiscreen video delivery services. From October 2004 to May 2007, Mr. Losch served as the Chief Accounting Officer at DreamWorks Animation, SKG, Inc., an animation company. From March 1998 to July 2003, Mr. Losch served in various finance positions, most recently as Vice President of Finance and Chief Accounting Officer at Yahoo! Inc., an internet company. Mr. Losch holds a Bachelor of Arts in economics from the University of California, Los Angeles.

Charles Race.    Mr. Race has served as our President, Worldwide Field Operations, since October 2016. From 2005 to May 2016, Mr. Race served in a variety of senior roles at Informatica Corporation, a provider of data integration software, most recently as Executive Vice President, Worldwide Operations. From 2003 to 2005, Mr. Race served as EMEA Business Development Manager and from 1999 to 2002, Mr. Race served as Business Development Manager at Hummingbird Ltd., a provider of enterprise software solutions. Mr. Race holds a Bachelor of Engineering in computer science from University of York.

Jonathan T. Runyan.    Mr. Runyan has served as our General Counsel since January 2015 and our Secretary since July 2015. From January 2011 to January 2015, Mr. Runyan served as a Partner and Associate at Goodwin Procter LLP, a law firm, where he practiced corporate and securities law, primarily advising companies and investors in technology industries. From September 2006 to December 2010, Mr. Runyan served as an associate at Gunderson Dettmer, LLP, a law firm. Mr. Runyan holds a Masters in Business Administration from the Yale School of Management, a Juris Doctor from the University of California, Hastings and a Bachelor of Science in business administration from San Diego State University.

Non-Employee Directors

Patrick Grady.    Mr. Grady has served as a member of our board of directors since May 2014. Since March 2007, Mr. Grady has served in various roles at Sequoia Capital, a venture capital firm, where he currently serves as a Managing Member. From July 2004 to February 2007, Mr. Grady served as an associate at Summit Partners, a venture capital and private equity firm. Mr. Grady currently serves on the board of directors of several private companies. Mr. Grady holds a Bachelor of Science in economics and finance from Boston College.

We believe that Mr. Grady is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our company, his experience as a seasoned investor and as a current and former director of many companies and his knowledge of the industry in which we operate.

Ben Horowitz.    Mr. Horowitz has served as a member of our board of directors since February 2010. Mr. Horowitz is a co-founder and has served as a General Partner of Andreessen Horowitz, a venture capital firm, since July 2009. From September 2007 to October 2008, Mr. Horowitz served as a Vice President and General Manager at Hewlett-Packard Company, an information technology company. From September 1999 to September 2007, Mr. Horowitz co-founded and served as the President and Chief Executive Officer of Opsware Inc., a computer software company. Mr. Horowitz currently serves on the board of trustees of Columbia University and the board of directors of CODE2040, a non-profit organization, and several private companies. Mr. Horowitz holds a Master of Science in computer science from the University of California, Los Angeles and a Bachelor of Arts in computer science from Columbia University.

We believe that Mr. Horowitz is qualified to serve as a member of our board of directors because of his significant knowledge of and history with our company, his experience as a company executive, a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

Michael Kourey.    Mr. Kourey has served as a member of our board of directors since October 2015. Since June 2015, Mr. Kourey has served as the Chief Financial Officer of Medallia, Inc., a cloud-based customer experience management company. From May 2013 to March 2015, Mr. Kourey served as a Partner at Khosla Ventures, a venture capital firm, where he previously served as Operating Partner from April 2012 to May 2013. From July 1991 to February 2012, Mr. Kourey served in a variety of roles at Polycom, Inc., a communications solutions company, most recently as Chief Financial Officer. Mr. Kourey also served as director of Polycom from January 1999 to May 2011. He also previously served on the board of directors of Aruba Networks, Inc., Riverbed Technology, Inc. and other public and private companies. Mr. Kourey holds a Masters of Business Administration from Santa Clara University and holds a Bachelor of Science from University of California, Davis.

We believe that Mr. Kourey is qualified to serve as a member of our board of directors because of his experience as a public company chief financial officer, as a public and private company executive with primary responsibility for financial oversight, his extensive finance background, his service as a current and former director of many companies and his knowledge of the industry in which we operate.

Michael Stankey.    Mr. Stankey has served as a member of our board of directors since December 2016. Mr. Stankey currently serves as the Vice Chairman at Workday, Inc., a financial and human capital management software vendor where from September 2009 to June 2015, he served as President and Chief Operating Officer. From October 2007 to September 2009, Mr. Stankey was an Operating Partner at Greylock, a venture capital firm. From December 2001 to April 2007, Mr. Stankey served as Chairman and Chief Executive Officer at PolyServe, a database and file serving utility service. Mr. Stankey holds a Bachelor of Business Administration from the University of Wisconsin-Eau Claire.

We believe that Mr. Stankey is qualified to serve as a member of our board of directors because of his experience as a company executive, a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

Michelle Wilson.    Ms. Wilson has served as a member of our board of directors since August 2015. Since 2014, Ms. Wilson has served on the board of directors of Zendesk Inc., a software development company that provides a SaaS customer service platform. From 1999 to 2012, Ms. Wilson served as Senior Vice President and General Counsel, and held a variety of other senior roles, at Amazon.com Inc., an electronic commerce and cloud computing company. Ms. Wilson also serves on the boards of directors of Pinterest, Inc., a private company, and Cascade Public Media, a non-profit company that operates the Seattle PBS television affiliate KCTS 9. Prior to Amazon.com, Ms. Wilson was a Partner at Perkins Coie LLP, a law firm. Ms. Wilson holds a Juris Doctor from University of Chicago and a Bachelor of Arts in finance from University of Washington.

We believe that Ms. Wilson is qualified to serve as a member of our board of directors because of her experience as a public company board member, her experience as a public company executive officer with primary responsibility for advising on legal and corporate governance issues, her extensive experience advising an internet services company and her knowledge of the industry in which we operate.

Code of Conduct

Prior to the completion of this offering, our board of directors will adopt a code of conduct that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of conduct will be posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of seven directors, five of whom will qualify as “independent” under NASDAQ listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. Grady, Horowitz, Kourey and Stankey and Ms. Wilson do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed              to serve as our lead independent director. As lead independent director,              will preside over periodic meetings of our independent directors, serve as a liaison between the Chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established or will establish, effective prior to the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Grady and Kourey and Ms. Wilson, with Mr. Kourey serving as Chairperson. The composition of our audit committee meets the requirements for independence under current NASDAQ listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the NASDAQ listing standards. In addition, our board of directors has determined that Mr. Kourey is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ.

Compensation Committee

Our compensation committee consists of Mr. Stankey and Ms. Wilson, with Mr. Stankey serving as Chairperson. The composition of our compensation committee meets the requirements for independence under NASDAQ listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ.

Nominating and Corporate Governance Committee

Immediately following the completion of this offering, our nominating and corporate governance committee will consist of Messrs.              and              and Ms.             , with              serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under NASDAQ listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing requirements and rules of the NASDAQ.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Other than as set forth in the table and described more fully below, we did not pay any compensation or make any equity awards to our non-employee directors during the fiscal year ended January 31, 2016. Directors who were also our employees, Messrs. McKinnon and Kerrest, received no additional compensation for their service as directors. The following table presents the total compensation for each person who served as a non-employee director during the fiscal year ended January 31, 2016.

Name	Option awards ($)(1)		Total ($)
Aneel Bhusri(2)
Patrick Grady(3)	—		—
Ben Horowitz(3)	—		—
Michael Kourey	1,093,650	(4)	1,093,650
Michelle Wilson	633,688	(5)	633,688

(1)	The amounts reported represent the grant date fair value of the stock options granted during the fiscal year ended January 31, 2016 under our 2009 Stock Plan, as computed in accordance with FASB ASC 718. The assumptions used in calculating the grant date fair value are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the directors. The shares subject to such options vest over four years in equal monthly installments commencing on the vesting commencement date. Notwithstanding the vesting schedule, the options are immediately exercisable in full as of the date of grant. Upon the consummation of a Change in Control (as defined in the applicable option agreement), or upon termination within three (3) months prior to a Change in Control, all then-unvested shares subject to options will immediately vest and become exercisable on such date.

(2)	Mr. Bhusri resigned from our board of directors in December 2016. Mr. Stankey was elected to our board of directors in December 2016.

(3)	Messrs. Grady and Horowitz did not receive any compensation for the fiscal year ended January 31, 2016.

(4)	As of January 31, 2016, 18,750 shares underlying Mr. Kourey’s option were vested and 281,250 shares were unvested. The vesting commencement date for Mr. Kourey’s option is October 12, 2015.

(5)	Ms. Wilson early exercised her option in full on October 8, 2015. As of January 31, 2016, our right of repurchase has lapsed with respect to 19,791 of the shares and 170,209 shares remain subject to our right of repurchase. The vesting commencement date for Ms. Wilson’s option is August 1, 2015.

Prior to this offering, we did not have a formal policy or plan to compensate our non-employee directors. Immediately prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Position	Retainer
Board Member	$
Audit Committee Chair
Compensation Committee Chair or Nominating and Corporate Governance Committee Chair
Audit Committee Member other than Chair
Compensation Committee Member other than Chair or Nominating and Corporate Governance Committee Member other than Chair

Our policy will provide that, upon             , each non-employee director will be granted RSUs having a fair market value of $         based on the closing trading price on the date of grant. In addition, on the date of each of our annual meeting of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $        . The award of RSUs granted upon              of this offering and upon the date of each annual meeting of stockholders will fully vest on the anniversary of the grant date or, in the case of the annual award, immediately prior to the next annual meeting of stockholders, if earlier. In addition, such awards are subject to full accelerated vesting upon the sale of our company in a change in control transaction (as defined in the policy).

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act.

Our named executive officers for the fiscal year ended January 31, 2016, which consisted of our Chief Executive Officer and the two most highly-compensated executive officers (other than the Chief Executive Officer), were:

•	Todd McKinnon, our Chief Executive Officer and co-founder;

•	J. Frederic Kerrest, our Chief Operating Officer and co-founder; and

•	William E. Losch, our Chief Financial Officer.

The compensation provided to our named executive officers for the fiscal year ended January 31, 2016 is detailed in the “Summary Compensation Table—2016” below and accompanying footnotes and narrative that follow this section.

Summary Compensation Table—2016

The following table presents information regarding the compensation awarded to, earned by, and paid to each individual who served as our named executive officers during the fiscal year ended January 31, 2016.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Total ($)
Todd McKinnon	2016	236,250	(5)	1,688,700	99,513	2,024,463
Chief Executive Officer(4)
J. Frederic Kerrest	2016	241,500	(6)	844,350	63,867	1,149,717
Chief Operating Officer(4)
William E. Losch	2016	255,500	(7)	506,610	143,945	906,055
Chief Financial Officer

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officers in the fiscal year ended January 31, 2016, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. These amounts do not necessarily correspond to the actual value recognized by the named executive officers.

(2)	Awards of options granted to our named executive officers vary based on the individual’s position, role and responsibilities, as well as length of service with us.

(3)	The amounts reported represent the aggregate quarterly performance-based cash incentives earned in the fiscal year ended January 31, 2016 based upon the achievement of certain company metrics.

(4)	Mr. McKinnon and Mr. Kerrest serve on the board of directors but are not paid additional compensation for such service.

(5)	Increased on August 1, 2015 from $225,000 to $247,500 per year.

(6)	Increased on August 1, 2015 from $240,000 to $243,000 per year.

(7)	Increased on August 1, 2015 from $235,000 to $276,000 per year.

Employment Agreements and Termination of Employment Arrangements

We have entered into offer letters with each of the named executive officers, in connection with his employment with us, which set forth the terms and conditions of employment of each individual,

including base salary and standard employee benefit plan participation. In addition, Mr. Losch’s offer letter also provides for certain payments and benefits in the event of an involuntary termination of employment following a change in control of the company. In connection with this offering, we plan to adopt a new executive severance plan, the Executive Severance Plan, effective immediately prior to the time that the registration statement of which this prospectus forms a part is declared effective by the SEC, in which each of the named executive officers, including Mr. Losch, may participate, as further described below. The Executive Severance Plan will provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control (as defined in the Executive Severance Plan) of the company, and will replace the severance provisions in the named executive officers’ offer letters, if any.

Executive Severance Plan

The Executive Severance Plan will provide that upon a termination by us for any reason other than for “cause,” as defined in the Executive Severance Plan, death or disability outside of the change in control period (i.e., the period beginning 30 days prior to and ending 12 months after, a “change in control,” as defined in the Executive Severance Plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the company, (i) a lump sum cash payment equal to      months of base salary for our Chief Executive Officer and      months of base salary for the other participants, and (ii) a monthly cash payment equal to our contribution toward health insurance for up to      months for our Chief Executive Officer and up to      months for the other participants.

The Executive Severance Plan will also provide that upon a (i) termination by us other than for cause, death or disability or (ii) a resignation for “good reason,” as defined in the Executive Severance Plan, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in favor of the company, (i) a lump sum cash payment equal to      months of base salary for our Chief Executive Officer and      months of base salary for the other participants, (ii) a monthly cash payment equal to our contribution toward health insurance for up to      months for our Chief Executive Officer and up to      months for the other participants and (iii) full accelerated vesting of all outstanding and unvested equity award held by such participant; provided, that any unvested and outstanding equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.

The payments and benefits provided under the Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Offer Letters in Place During the Fiscal Year Ended January 31, 2016 for Named Executive Officers

Todd McKinnon

On September 23, 2009, we entered into an offer letter with Mr. McKinnon, who currently serves as our Chief Executive Officer. The offer letter provided for Mr. McKinnon’s at-will employment and sets forth his initial annual base salary and his eligibility to participate in our benefit plans generally. Mr. McKinnon is subject to our standard employment, confidential information and invention assignment agreement. Prior to the completion of this offering, we will enter into a confirmatory offer letter with Mr. McKinnon.

J. Frederic Kerrest

On September 23, 2009, we entered into an offer letter with Mr. Kerrest, who currently serves as our Chief Operating Officer. The offer letter provided for Mr. Kerrest’s at-will employment and sets forth his initial annual base salary and his eligibility to participate in our benefit plans generally. Mr. Kerrest is subject to our standard employment, confidential information and invention assignment agreement. Prior to the completion of this offering, we will enter into a confirmatory offer letter with Mr. Kerrest.

William E. Losch

On May 7, 2013, we entered into an offer letter with Mr. Losch, who currently serves as our Chief Financial Officer. The offer letter provided for Mr. Losch’s at-will employment and sets forth his initial annual base salary, target bonus, initial option grant and his eligibility to participate in our benefit plans generally. Mr. Losch’s initial option grant covered 722,842 shares of our common stock and vests with respect to 25% of the shares subject thereto on the first anniversary of the vesting commencement date and 1/48th of the shares subject thereto each month thereafter, subject to Mr. Losch’s continued service to the company on each applicable vesting date. In the event that control of the company is transferred and Mr. Losch’s employment is involuntarily terminated within 12 months following the transfer, the vesting of the then-unvested shares subject to his initial option will accelerate in full.

In the event Mr. Losch is terminated without cause (as defined in the offer letter) or resigns for good reason (as defined in the offer letter), and subject to him delivering a fully effective release of claims, he will be entitled to cash severance equal to three months of his then-current base salary, a prorated bonus and reimbursement for three months of health insurance contributions.

Mr. Losch is subject to our standard proprietary information and invention assignment agreement. Prior to the completion of this offering, we will enter into a confirmatory offer letter with Mr. Losch.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers for the fiscal year ended January 31, 2016.

	Option Awards(1)
			Number of Securities Underlying Unexercised Options
Name	Grant Date	Vesting Commencement Date	Exercisable(#)		Unexercisable(#)	Option Exercise Price($)	Option Expiration Date
Todd McKinnon	8/30/13	8/1/13	112,500	(2)	—	1.40	8/29/23
	8/28/15	8/1/15	500,000	(3)	—	7.17	8/27/25

J. Frederic Kerrest	8/30/13	8/1/13	75,000	(4)	—	1.40	8/29/23
	8/27/14	8/1/14	75,000	(3)	—	3.11	8/26/24
	8/28/15	8/1/15	250,000	(3)(5)	—	7.17	8/27/25

William E. Losch	8/30/13	6/24/13	361,420	(6)(7)	—	1.40	8/29/23
	8/28/15	8/1/15	150,000	(3)	—	7.17	8/27/25

(1)	Each stock option was granted pursuant to our 2009 Plan and unless otherwise described in the footnotes below is immediately exercisable. Unless otherwise described in the footnotes below, the shares underlying the option will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance to vest in 36 successive equal monthly installments, subject to continuous service.

(2)	Upon Mr. McKinnon’s involuntary termination (as defined in the option agreement), the shares subject to this option shall accelerate as if Mr. McKinnon provided us with an additional 12 months of service. Further, if Mr. McKinnon is subject to an involuntary termination within 12 months after a change in control (as defined in the option agreement), the right of repurchase shall lapse for all of the then-unvested shares subject to the option.

(3)	The shares underlying the option vest in 48 successive equal monthly installments beginning on the vesting commencement date, subject to continuous service.

(4)	Upon Mr. Kerrest’s involuntary termination (as defined in the option agreement), the shares subject to this option shall accelerate as if Mr. Kerrest provided us with an additional 12 months of service. Further, if Mr. Kerrest is subject to an involuntary termination within 12 months after a change in control (as defined in the option agreement), the right of repurchase shall lapse for all of the then-unvested shares subject to the option.

(5)	This stock option was transferred to the Kerrest Family Revocable Trust on October 2, 2015.

(6)	This stock option was immediately exercisable as of the grant date for the first 437,128 shares subject to the option; an additional 71,428 shares were exercisable on January 1, 2014; an additional 71,428 shares were exercisable on January 1, 2015; an additional 71,429 shares were exercisable on January 1, 2016; and an additional 71,429 shares are exercisable on January 1, 2017. Mr. Losch early exercised the option to purchase 361,422 shares, of which none are unvested as of January 31, 2016.

(7)	If Mr. Losch is subject to an involuntary termination within 12 months after a change in control (as defined in the option agreement), 100% of the shares subject to the option shall immediately become vested.

Employee Benefit and Stock Plans

2017 Equity Incentive Plan

Our 2017 Equity Incentive Plan, or the 2017 Plan, was adopted by our board of directors in              and approved by our stockholders in              and will become effective on the day before the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2017 Plan will replace the 2009 Plan as our board of directors has determined not to make additional awards under the 2009 Plan following the consummation of our initial public offering. The 2017 Plan allows us to make equity-based incentive awards to our officers, employees, directors and other key persons (including prospective employees, but conditioned on their employment, and consultants).

We have initially reserved              shares of our Class A common stock for the issuance of awards under the 2017 Plan. The 2017 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each February 1, beginning on February 1, 2018, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31 or such lesser number of shares as determined by our compensation committee. This number is subject to automatic adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2017 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class A and Class B common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2017 Plan and the 2009 Plan will be added back to the shares of Class A common stock available for issuance under the 2017 Plan (provided that any such shares of Class B common stock will first be converted into shares of Class A common stock).

Stock options and stock appreciation rights with respect to no more than              shares of Class A common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options may not exceed              cumulatively increased on February 1, 2018 and on each February 1 thereafter by the lesser of 5% of the number of outstanding shares of Class A and Class B common stock as of the immediately preceding January 31, or              shares of Class A common stock.

The 2017 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2017 Plan. Persons eligible to participate in the 2017 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2017 Plan permits the granting of both options to purchase Class A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of Class A common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of Class A common stock that are free from any restrictions under the 2017 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of Class A common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.

Our compensation committee may grant cash bonuses under the 2017 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2017 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our Class A common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our Class A common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based

compensation” under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is              shares of Class A common stock with respect to a share-based award and $        with respect to a cash-based award.

The 2017 Plan provides that upon the effectiveness of a sale event (as defined in the 2017 Plan), an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2017 Plan. In such case, assumed, substituted or continued awards will be subject to “double trigger” acceleration, meaning that if the employment of a holder of such an award is terminated without cause (as defined in the 2017 Plan) within 12 months after or one month prior to the sale event, all awards held by such individual shall become fully exercisable and/or vested at such time. To the extent that awards granted under the 2017 Plan are not assumed or continued or substituted for by the successor entity, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and, upon the effective time of the sale event, all outstanding awards granted under the 2017 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2017 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2017 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to the 2017 Plan require the approval of our stockholders.

No awards may be granted under the 2017 Plan after the date that is ten years from the effective date of the 2017 Plan. No awards under the 2017 Plan have been made prior to the date hereof.

2009 Stock Plan

Our 2009 Stock Plan, or our 2009 Plan, was originally adopted by our board of directors and approved by our stockholders in 2009, and has subsequently been amended. Under the 2009 Plan, we have reserved for issuance an aggregate of 43,168,155 shares of our Class B common stock. The number of Class B common stock reserved for issuance is subject to automatic adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2009 Plan will be authorized but unissued shares or treasury shares. Following this offering, the shares of Class B common stock underlying any awards that are forfeited, canceled, withheld upon exercise an of option or settlement of an award to cover the exercise price or tax withholding, reacquired by us, or otherwise terminated (other than by exercise) will be added to the shares of Class A common stock available for issuance under the 2017 Plan.

Our board of directors or compensation committee is the administrator of the 2009 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2009 Plan. The administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Persons eligible to participate in the 2009 Plan are those full or part-time officers, employees, directors, consultants and other key persons (including prospective employees, but conditioned upon their employment) of the company and its subsidiaries as selected from time to time by the administrator in its discretion.

The 2009 Plan permits the granting of (1) options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the Class B common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised.

The 2009 Plan also permits the granting of restricted stock to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The administrator may also make awards of stock appreciation rights, restricted stock units, and unrestricted stock.

The 2009 Plan provides that upon the occurrence of a merger or consolidation, all outstanding stock options will either (i) be continued, assumed, or substituted for buy the acquirer or successor entity; (ii) become fully vested and exercisable and terminate at the effective time of such merger or consolidation or (iii) be cancelled in exchange for a cash payment.

No awards may be granted under the 2009 Plan after the date that is 10 years from the date the 2009 Plan was most recently amended and restated by the board of directors and approved by the stockholders. Our board of directors has determined not to make any further awards under the 2009 Plan following the completion of this offering.

2017 Employee Stock Purchase Plan

In             , our board of directors adopted, and our shareholders approved, our 2017 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective immediately prior to the time that the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP initially reserves and authorizes the issuance of up to a total of              shares of our Class A common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each February 1, beginning on February 1, 2018, by the lesser of (i)              shares of our Class A common stock, (ii) 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31, or (iii) such lesser number of shares of our Class A common stock as determined by the plan administrator. The share reserve is subject to automatic adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who we have employed for at least 10 days and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of our stock is not eligible to purchase shares of our Class A common stock under the ESPP.

We will make one or more offerings each year to our employees to purchase shares of our Class A common stock under the ESPP. The first offering will begin on the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on the date that is approximately          months following such date. Each eligible employee as of the date of the closing of the offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by completing an electronic enrollment form within 90 days after the commencement of the first offering. Subsequent offerings will typically begin on each              and will continue for six-month periods, referred to as offering periods.

Each eligible employee may elect to participate in any offering by completing an electronic enrollment form at least              before the applicable offering date

Each employee who is a participant in the ESPP may purchase shares of our Class A common stock by authorizing payroll deductions of up to 15% of his or her base salary during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our Class A common stock on the last business day of the applicable offering period equal to the lowest of (i) the accumulated payroll deductions divided by either a per share price equal to 85% of the fair market value of a share of our Class A common stock on the first business day or the last business day of the offering period, whichever is lower, (ii)      shares of our Class A common stock, or (iii) such other lesser maximum number of shares of our Class A common stock as shall have been established by the plan administrator in advance of the offering. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our Class A common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our Class A common stock that are authorized under the ESPP and certain other amendments require the approval of our shareholders.

Senior Executive Incentive Bonus Plan

In         , our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will become effective on the day before the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following:                              any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2013 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Series D Redeemable Convertible Preferred Stock Financing

On August 6, 2013, we sold an aggregate of 6,833,651 shares of our Series D redeemable convertible preferred stock at a purchase price of $4.02 per share, for an aggregate purchase price of $27.5 million, pursuant to our Series D redeemable convertible preferred stock financing. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
SC US GF V Holdings, Ltd.(1)	3,416,827	$13,749,997
Andreessen Horowitz Fund I, L.P., as nominee(2)	1,439,592	5,793,206
Entities affiliated with Greylock Partners(3)	1,300,337	5,232,820
Entities affiliated with Khosla Ventures(4)	676,895	2,723,965

(1)	SC US GF V Holdings, Ltd. is an affiliate of Sequoia Capital. Patrick Grady, a member of our board of directors, is a partner at Sequoia Capital.

(2)	Andreessen Horowitz Fund I, L.P., as nominee, is an affiliate of Andreessen Horowitz. Ben Horowitz, a member of our board of directors, is a general partner at Andreessen Horowitz.

(3)	Affiliates of Greylock Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock XIII Principals LLC. Aneel Bhusri, a former member of our board of directors, is a partner at Greylock Partners.

(4)	Affiliates of Khosla Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Khosla Ventures IV, L.P. and Khosla Ventures IV (CF), LP.

Series E Redeemable Convertible Preferred Stock Financing

On May 23, 2014, we sold an aggregate of 9,484,234 shares of our Series E redeemable convertible preferred stock at a purchase price of $7.91 per share, for an aggregate purchase price of $75.0 million, pursuant to our Series E redeemable convertible preferred stock financing. The following table summarizes purchases of our Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Sequoia Capital(1)	5,058,254	$40,000,006
AH Parallel Fund IV, L.P., as nominee(2)	1,444,953	11,426,496
Entities affiliated with Greylock Partners(3)	1,065,608	8,426,694
Entities affiliated with Khosla Ventures(4)	587,623	4,646,848

(1)	Affiliates of Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital U.S. Growth Fund VI, L.P. and Sequoia Capital U.S. Growth VI Principals Fund, L.P. Patrick Grady, a member of our board of directors, is a partner at Sequoia Capital.

(2)	AH Parallel Fund IV, L.P., as nominee, is an affiliate of Andreessen Horowitz. Ben Horowitz, a member of our board of directors, is a general partner at Andreessen Horowitz.

(3)	Affiliates of Greylock Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock XIII Principals LLC. Aneel Bhusri, a former member of our board of directors, is a partner at Greylock Partners.

(4)	Affiliates of Khosla Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Khosla Ventures IV, L.P. and Khosla Ventures IV (CF), LP.

Series F Redeemable Convertible Preferred Stock Financing

From July 2015 through September 2015, we sold an aggregate of 6,241,936 shares of our Series F redeemable convertible preferred stock at a purchase price of $12.02 per share, for an aggregate purchase price of $75.0 million, pursuant to our Series F redeemable convertible preferred stock financing. The following table summarizes purchases of our Series F redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series F Convertible Preferred Stock	Total Purchase Price
AH Parallel Fund IV, L.P., as nominee(1)	1,862,747	$22,381,837
Entities affiliated with Sequoia Capital(2)	1,862,746	22,381,825
Entities affiliated with Greylock Partners(3)	1,226,445	14,736,350
Entities affiliated with Khosla Ventures(4)	41,614	500,013

(1)	AH Parallel Fund IV, L.P., as nominee, is an affiliate of Andreessen Horowitz. Ben Horowitz, a member of our board of directors, is a general partner at Andreessen Horowitz.

(2)	Affiliates of Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital U.S. Growth Fund VI, L.P. and Sequoia Capital U.S. Growth VI Principals Fund, L.P. Patrick Grady, a member of our board of directors, is a partner at Sequoia Capital.

(3)	Affiliates of Greylock Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership and Greylock XIII Principals LLC. Aneel Bhusri, a former member of our board of directors, is a partner at Greylock Partners.

(4)	Affiliates of Khosla Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Khosla Ventures IV, L.P. and Khosla Ventures IV (CF), LP.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement which provides, among other things, that certain holders of our capital stock, including entities affiliated with Andreessen Horowitz Fund I, L.P., Greylock XIII Limited Partnership, Sequoia Capital U.S. Growth Fund VI, L.P. and Khosla Ventures IV, L.P., have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Andreessen Horowitz Fund I, L.P., Greylock XIII Limited Partnership, Sequoia Capital U.S. Growth Fund VI, L.P. and Khosla Ventures IV, L.P., which each hold more than 5% of our outstanding capital stock, Todd McKinnon, our co-founder and Chief Executive Officer, and J. Frederic Kerrest, our co-founder and Chief Operating Officer, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Since February 1, 2013, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders at prices in excess of the estimated fair value of such shares at the time of the transactions. As a result, during the years ended January 31, 2015 and 2016, we recorded a total of $3.2 million and $2.1 million, respectively, in stock-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities affiliated with Andreessen Horowitz Fund I, L.P., Greylock XIII Limited Partnership, Sequoia Capital U.S. Growth Fund VI, L.P. and Khosla Ventures IV, L.P., Todd McKinnon, our co-founder and Chief Executive Officer, and J. Frederic Kerrest, our co-founder and Chief Operating Officer, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Transactions with Workday, Inc.

In June 2012, we entered into a License Agreement with Workday, Inc. for the use of our products and services. We recognized revenue of $48,754, $109,701 and $140,087 from Workday, Inc. in fiscal years 2014, 2015 and 2016, respectively. In January 2014, we entered into a License Agreement with One Source Virtual HR, Inc., a Workday reseller, for the use of Workday’s products and services. We made payments to One Source Virtual HR, Inc. of $216,474 and $195,500 in fiscal years 2015 and 2016, respectively.

Aneel Bhusri, the Chief Executive Officer of Workday, Inc., served as a member of our board of directors from May 2011 to December 2016. Michael Stankey, the Vice Chairman of Workday, Inc., joined our board of directors in December 2016, replacing Mr. Bhusri.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Employment Agreements and Termination of Employment Arrangements” for more information regarding these agreements.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since February 1, 2013, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee charter will provide that the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2016, as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of October 31, 2016 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 79,449,658 shares of our common stock outstanding as of October 31, 2016, which includes 59,465,439 shares of Class B common stock resulting from the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock immediately prior to the completion of this offering, as if this conversion and reclassification had occurred as of October 31, 2016. Percentage ownership of our common stock after this offering assumes our sale of              shares of Class A common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Okta, Inc., 301 Brannan Street, 1st Floor, San Francisco, California 94107.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Percent of Total Voting Power After the Offering
	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Sequoia(1)	17,277,116	21.7%	17,277,116
Entities affiliated with Andreessen Horowitz(2)	15,993,286	20.1%	15,993,286
Entities affiliated with Greylock(3)	13,750,542	17.3%	13,750,542
Entities affiliated with Khosla(4)	6,593,994	8.3%	6,593,994
Named Executive Officers and Directors:
Todd McKinnon(5)	8,614,021	10.5%	8,614,021
J. Frederic Kerrest(6)	5,151,520	6.4%	5,151,520
William E. Losch(7)	1,222,842	1.5%	1,222,842
Patrick Grady(8)	17,277,116	21.7%	17,277,116
Ben Horowitz(9)	15,993,286	20.1%	15,993,286
Michael Kourey(10)	300,000	*	300,000
Michael Stankey(11)	—	*	—
Michelle Wilson	190,000	*	190,000
All directors and executive officers as a group (10 persons)(12)	50,798,785	58.6%	50,798,785

*	Represents less than one percent (1%).
(1)	Consists of (i) 10,356,116 shares of Class B common stock held of record by SC US GF V Holdings, Ltd., (ii) 6,590,868 shares of Class B common stock held of record by Sequoia Capital U.S. Growth Fund VI, L.P., and (iii) 330,132 shares of Class B common stock held of record by Sequoia Capital U.S. Growth VI Principals Fund, L.P. SC US (TTGP), Ltd. is the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund VI, L.P. and Sequoia Capital U.S. Growth VI Principals Fund, L.P. Each of SC US (TTGP), Ltd. and SC U.S. Growth VI Management, L.P. may be deemed to share voting and dispositive power over the shares held by each of Sequoia Capital U.S. Growth Fund VI, L.P. and Sequoia Capital U.S. Growth VI Principals Fund, L.P. Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. together own 100% of the outstanding shares held by SC US GF V Holdings, Ltd. SC US (TTGP), Ltd. is the general partner of SCGF V Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. Each of SC US (TTGP), Ltd., SCGF V Management, L.P., Sequoia Capital U.S. Growth Fund V, L.P. may be deemed to share voting and dispositive power over the shares held by SC US GF V Holdings, Ltd. The address for each of these entities is 2800 Sand Hill Road, Ste. 101, Menlo Park, CA 94025.
(2)	Consists of (i) 3,307,700 shares of Class B common stock held of record by AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P. (collectively, the “AH Parallel Fund IV Entities”) and (ii) 12,685,586 shares of Class B common stock held of record by Andreessen Horowitz Fund I, L.P., as nominee for Andreessen Horowitz Fund I, L.P., Andreessen Horowitz Fund I-A, L.P., and Andreessen Horowitz Fund I-B, L.P. (collectively, the “AH Fund I Entities”). AH Equity Partners IV (Parallel), L.L.C. (“AH EP IV Parallel”) is the general partner of the AH Parallel Fund IV Entities. The managing members of AH EP IV Parallel are Marc Andreessen and Ben Horowitz. AH EP IV Parallel has sole voting and dispositive power with regard to the shares held by the AH Parallel Fund IV Entities. AH Equity Partners I, L.L.C. (“AH EP I”) is the general partner of the AH Fund I Entities. The managing members of AH EP I are Marc Andreessen and Ben Horowitz. AH EP I has sole voting and dispositive power with regard to the shares held by the AH Fund I Entities. The address for each of these entities is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(3)	Consists of (i) 12,255,309 shares of Class B common stock held of record by Greylock XIII Limited Partnership, (ii) 391,891 shares of Class B common stock held of record by Greylock XIII Principals LLC and (iii) 1,103,342 shares of Class B common stock of record by Greylock XIII-A Limited Partnership. Greylock VIII GP LLC (“Greylock XIII GP”) is the General Partner of Greylock XIII Limited Partnership (“Greylock XIII”) and Greylock XIII-A Limited Partnership (“Greylock XIII-A”). Greylock Management Corporation (“Greylock Management”) is the sole member of Greylock XIII Principals LLC (“Greylock XIII Principals”). Greylock XIII GP may be deemed to have voting and dispositive power over the shares held by Greylock XIII and Greylock XIII-A. Greylock Management may be deemed to have voting and dispositive power over the shares held by Greylock XIII Principals. William W. Helman, Aneel Bhusri, Donald A. Sullivan and David Sze are Senior Managing Members of Greylock XIII GP and the directors of Greylock Management (collectively, the “Managers”). The address for each of these entities is 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(4)	Consists of (i) 396,235 shares of Class B common stock held of record by Khosla Ventures IV (CF), LP and (ii) 6,197,759 shares of Class B common stock held of record by Khosla Ventures IV, LP. (collectively, the “Khosla Entities”). Khosla Ventures Associates IV, LLC (“KVA IV”) is the general partner of the Khosla Entities. VK Services, LLC (“VK Services”) is the sole manager of KVA IV. Vinod Khosla is the managing member of VK Services. Each of KVA IV, VK Services, and Vinod Khosla may be deemed to share voting and dispositive power over the shares held by the Khosla Entities. The address for each of these entities is 2128 Sand Hill Road, Menlo Park, CA 94025.
(5)	Consists of (i) 5,868,133 shares of Class B common stock held of record by Todd Roland McKinnon and Roxanne Veronica Stachon, Trustees of the McKinnon Stachon Family Trust dated June 16, 2006, (ii) 133,388 shares of Class B common stock held of record by Todd Roland McKinnon, Trustee of the McKinnon 2014 GRAT dated March 25, 2014 and (iii) 2,612,500 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of October 31, 2016. Todd Roland McKinnon and Roxanne Veronica Stachon share voting and dispositive power over the McKinnon Stachon Family Trust. Todd Roland McKinnon holds sole voting and dispositive power over the McKinnon 2014 GRAT dated March 25, 2014.
(6)	Consists of (i) 3,274,189 shares of Class B common stock held of record by Jacques Frederic Kerrest and Sara Livingston Johnson, as Trustees of the Kerrest Family Revocable Trust, (ii) 196,885 shares of Class B common stock held of record by Jacques Frederic Kerrest, as Trustee of the Kerrest 2013 GRAT, (iii) 210,335 shares of Class B common stock held of record by Jacques Frederic Kerrest, as Trustee of the Kerrest 2015 GRAT, (iv) 70,111 shares of Class B common stock held of record by Jacques Frederic Kerrest, as Trustee of the Kerrest/Johnson 2015 GRAT and (v) 1,400,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of October 31, 2016, of which 350,000 shares are held by Jacques Frederic Kerrest and Sara Livingston Johnson, as Trustees of the Kerrest Family Revocable Trust and 1,050,000 shares are held by J. Frederic Kerrest. Jacques Frederic Kerrest and Sara Livingston Johnson share voting and dispositive power over the Kerrest Family Revocable Trust, the Kerrest 2013 GRAT, the Kerrest 2015 GRAT and the Kerrest/Johnson 2015 GRAT.
(7)

Consists of (i) 361,422 shares of Class B common stock held of record by William E. and Susanne E. Losch, TTEE of the Losch 2006 Trust and (ii) 861,420 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of October 31, 2016.

(8)	Consists of shares held by the entities affiliated with Sequoia identified in footnote 1.
(9)	Consists of shares held by the entities affiliated with Andreessen Horowitz identified in footnote 2.
(10)	Consists of 300,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of October 31, 2016.
(11)	Mr. Stankey was appointed as a director in December 2016.
(12)	Consists of (i) 43,574,865 shares of Class B common stock beneficially owned by our current directors and executive officers and (ii) 7,223,920 shares of common stock subject to outstanding options that are exercisable within 60 days of October 31, 2016.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investor rights’ agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of Class A common stock, $0.0001 par value per share,              shares of Class B common stock, $0.0001 par value per share, and              shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of October 31, 2016, there were no outstanding shares of Class A common stock and 79,449,658 shares of our Class B common stock outstanding, held by 328 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NASDAQ to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Upon the completion of this offering, we will have authorized a class of Class A common stock and a class of Class B common stock. All outstanding shares of our existing common stock and redeemable convertible preferred stock will be reclassified into shares of our new Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of October 31, 2016, we had outstanding options to purchase an aggregate of 32,159,524 shares of our Class B common stock, with a weighted-average exercise price of $5.83, pursuant to our 2009 Plan, which was adopted in October 2009 and last amended in December 2016.

Registration Rights

After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, or the IRA, dated as of July 31, 2015. We, along with certain holders of our redeemable convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of approximately 59,494,497 shares of our Class B common stock will be entitled to certain demand registration rights. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 59,494,497 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (3) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 59,494,497 shares of our Class B common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $10.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12 month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	Dual Class Stock. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company of its assets.

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be             . The transfer agent’s address is             .

Listing

We intend to apply for the listing of our Class A common stock on the NASDAQ Global Select Market under the symbol “OKTA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of October 31, 2016, we will have a total of              shares of our Class A common stock and 79,449,658 shares of our Class B common stock outstanding, assuming the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 59,465,439 shares of our Class B common stock and the issuance of              shares of our Class B common stock upon the assumed exercise of warrants immediately prior to the completion of this offering. Of these outstanding shares, all of the              shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our Class B common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of             , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of Class A common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, subject to extension as described in the section titled “Underwriting” below, additional shares of Class B common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our Class B common stock and securities convertible into or exchangeable for our Class B common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan

Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. and J.P. Morgan Securities LLC, in their discretion, may release any of the securities subject to these lock-up agreements at any time. This agreement is further described as set forth in the section titled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of up to 59,494,497 shares of our Class B common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock immediately prior to the completion of this offering and upon the exercise of a warrant held by Silicon Valley Bank), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2009 Plan and our 2017 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. As of October 31, 2016, options to purchase a total of 32,159,524 shares of our Class B common stock pursuant to our 2009 Plan were outstanding, of which options to purchase 31,904,998 shares were exercisable, and no options were outstanding or exercisable under our 2017 Plan.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax; or

•	persons that acquire our common stock as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through such entities. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our Common Stock

We do not currently expect to pay dividends. See the section titled “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject also to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we are unable to determine, at a time reasonably close to the date of payment of a distribution on our common stock, what portion, if any, of the distribution will constitute a dividend, then we may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us with a properly executed original IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, will be taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•	we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution,” unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

“Withholdable payments” generally include dividends on our common stock, and beginning on January 1, 2019, will also include the gross proceeds of a disposition of our common stock. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Allen & Company LLC
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
Canaccord Genuity Inc.
JMP Securities LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional              shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our Class B common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of such agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The representatives in their discretion may release any of the securities subject to such agreements at any time. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “OKTA”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount not to exceed $30,000 as set forth in the underwriting agreement.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             million.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United

Kingdom. The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Goodwin Procter LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 31, 2015 and 2016, and for each of the two years in the period ended January 31, 2016, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.okta.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

OKTA, INC.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Okta, Inc.

We have audited the accompanying consolidated balance sheets of Okta, Inc. as of January 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended January 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Okta, Inc. at January 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended January 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

December 20, 2016

OKTA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of January 31,		As of October 31, 2016	Pro Forma as of October 31, 2016
	2015	2016
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,197	$54,408	$20,134
Restricted cash, current	—	—	1,039
Short-term investments	41,845	33,537	21,999
Accounts receivable, net of allowances of $117, $861 and $961	13,085	23,009	26,515
Deferred commissions	6,093	10,144	11,220
Prepaid expenses and other current assets	3,316	4,570	6,075

Total current assets	82,536	125,668	86,982

Property and equipment, net	1,492	5,249	8,985
Deferred commissions, noncurrent	4,792	7,798	8,003
Restricted cash	3,461	3,673	4,395
Intangible assets, net	2,093	4,053	7,235
Goodwill	2,630	2,630	2,630
Other assets	46	692	2,547

Total assets	97,050	149,763	120,777

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	4,228	5,874	10,020
Accrued expenses and other current liabilities	3,240	5,557	4,565	$4,283
Accrued compensation	4,521	7,891	6,623
Deferred revenue	38,497	67,818	93,103

Total current liabilities	50,486	87,140	114,311

Deferred revenue, noncurrent	8,912	11,707	6,715
Other liabilities	320	4,024	3,603

Total liabilities	59,718	102,871	124,629

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.0001 par value; 53,576, 59,495 and 59,495 shares authorized as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), respectively; 53,224, 59,465, 59,465 and no shares issued and outstanding as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), actual and pro forma (unaudited), respectively; liquidation preference of $155,373, $230,373 and $230,373 as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), respectively	154,530	227,954	227,954	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 97,500, 107,790 and 120,000 shares authorized as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), respectively; 18,042, 19,325, 19,984 and 79,450 shares issued and outstanding as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), actual and pro forma (unaudited), respectively	2	2	2	8
Additional paid-in capital	10,908	23,393	38,064	266,294
Accumulated other comprehensive loss	(10)	(57)	(187)	(187)
Accumulated deficit	(128,098)	(204,400)	(269,685)	(269,685)

Total stockholders’ deficit	(117,198)	(181,062)	(231,806)	$(3,570)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$97,050	$149,763	$120,777

See notes to consolidated financial statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
Revenue
Subscription	$38,138	$76,443	$52,802	$99,125
Professional services and other	2,872	9,464	5,967	12,381

Total revenue	41,010	85,907	58,769	111,506
Cost of revenue
Subscription	9,818	20,684	14,735	24,523
Professional services and other	8,912	15,340	11,015	15,739

Total cost of revenue	18,730	36,024	25,750	40,262

Gross profit	22,280	49,883	33,019	71,244
Operating expenses:
Research and development	18,370	28,761	19,879	28,127
Sales and marketing	49,096	77,915	53,693	87,264
General and administrative	13,596	19,195	14,150	21,009

Total operating expenses	81,062	125,871	87,722	136,400

Operating loss	(58,782)	(75,988)	(54,703)	(65,156)
Other income (expense), net	(199)	(19)	(14)	138

Loss before income taxes	(58,981)	(76,007)	(54,717)	(65,018)
Provision for income taxes	130	295	157	267

Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)

Net loss per share:
Basic and diluted	$(3.67)	$(4.28)	$(3.11)	$(3.46)

Weighted-average shares outstanding used in calculating net loss per share:
Basic and diluted	16,097	17,817	17,638	18,850

Pro forma net loss per share:
Basic and diluted (unaudited)		$(0.99)		$(0.83)

Pro forma weighted-average shares outstanding used in calculating pro forma net loss per share:
Basic and diluted (unaudited)		77,282		78,315

See notes to consolidated financial statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)
Net change in unrealized gain (loss) on investments*	(4)	(5)	22	14
Foreign currency translation adjustments*	(7)	(42)	(99)	(144)

Other comprehensive loss	(11)	(47)	(77)	(130)

Comprehensive loss	$(59,122)	$(76,349)	$(54,951)	$(65,415)

*	Tax effect was not material

See notes to consolidated financial statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 31, 2014	43,739,269	$80,030	15,681,041	$2	$2,330	$1	$(68,987)	$(66,654)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $500	9,484,234	74,500	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,436,221	—	693	—	—	693
Repurchases of unvested common stock	—	—	(115,112)	—	—	—	—	—
Issuance of common stock pursuant to charitable donation	—	—	40,238	—	158	—	—	158
Issuance of common stock warrant pursuant to financing arrangement	—	—	—	—	331	—	—	331
Vesting of early exercised stock options	—	—	—	—	673	—	—	673
Share-based compensation	—	—	—	—	6,699	—	—	6,699
Excess tax benefits from share-based compensation	—	—	—	—	24	—	—	24
Other comprehensive loss	—	—	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	—	(59,111)	(59,111)

Balances as of January 31, 2015	53,223,503	154,530	18,042,388	2	10,908	(10)	(128,098)	(117,198)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs of $1,576	6,241,936	73,424	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,291,099	—	1,194	—	—	1,194
Repurchases of unvested common stock	—	—	(25,846)	—	—	—	—	—
Issuance of common stock pursuant to charitable donation	—	—	17,433	—	132	—	—	132
Vesting of early exercised stock options	—	—	—	—	1,014	—	—	1,014
Share-based compensation	—	—	—	—	10,076	—	—	10,076
Excess tax benefits from share-based compensation	—	—	—	—	69	—	—	69
Other comprehensive loss	—	—	—	—	—	(47)	—	(47)
Net loss	—	—	—	—	—	—	(76,302)	(76,302)

Balances as of January 31, 2016	59,465,439	227,954	19,325,074	2	23,393	(57)	(204,400)	(181,062)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	669,947	—	1,309	—	—	1,309
Repurchases of unvested common stock (unaudited)	—	—	(24,737)	—	—	—	—	—
Issuance of common stock pursuant to charitable donation (unaudited)	—	—	13,935	—	129	—	—	129
Vesting of early exercised stock options (unaudited)	—	—	—	—	997	—	—	997
Share-based compensation (unaudited)	—	—	—	—	12,236	—	—	12,236
Excess tax benefits from share-based compensation (unaudited)	—	—	—	—	—	—	—	—
Other comprehensive loss (unaudited)	—	—	—	—	—	(130)	—	(130)
Net loss (unaudited)	—	—	—	—	—	—	(65,285)	(65,285)

Balances as of October 31, 2016 (unaudited)	59,465,439	$227,954	19,984,219	$2	$38,064	$(187)	$(269,685)	$(231,806)

OKTA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
Operating activities:
Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and accretion	1,923	2,889	1,917	3,177
Share-based compensation	6,580	9,832	7,146	11,869
Amortization of deferred commissions	2,792	8,438	5,917	9,926
Excess tax benefits from share-based compensation	(24)	(69)	—	—
Other	344	1,003	484	302
Changes in operating assets and liabilities:
Accounts receivable	(7,228)	(10,668)	(5,603)	(3,606)
Deferred commissions	(8,383)	(15,952)	(8,533)	(11,207)
Prepaid expenses and other current assets	(1,984)	(841)	(4,319)	(1,517)
Other assets	66	(215)	(214)	(795)
Accounts payable	2,781	962	(56)	3,316
Accrued compensation	1,553	3,340	500	(1,268)
Accrued expenses and other liabilities	856	3,929	2,910	(604)
Deferred revenue	27,086	32,118	22,150	20,293

Net cash used in operating activities	(32,749)	(41,536)	(32,575)	(35,399)

Investing activities:
Purchases of property and equipment	(1,182)	(4,093)	(2,408)	(4,647)
Purchases of investments	(44,526)	(46,360)	(46,361)	—
Proceeds from sales of investments	2,100	12,645	3,002	6,207
Proceeds from maturities of investments	—	41,576	41,576	5,000
Payments for business acquisitions	(3,200)	—	—	—
Capitalized internal-use software costs	(1,763)	(2,608)	(1,985)	(3,992)

Net cash provided by (used in) investing activities	(48,571)	1,160	(6,176)	2,568

Financing activities:
Proceeds from exercise of stock options, net of repurchases	2,789	3,561	2,708	1,665
Proceeds from issuance of convertible redeemable preferred stock, net of issuance costs	74,500	73,424	73,427	—
Principal payments on financing arrangement	—	(213)	(142)	(213)
Payments of deferred offering costs	—	—	—	(990)
Excess tax benefits from share-based compensation	24	69	—	—

Net cash provided by financing activities	77,313	76,841	75,993	462

Effects of changes in foreign currency exchange rates on cash	(7)	(42)	(99)	(144)

Net increase (decrease) in cash and cash equivalents and restricted cash	(4,014)	36,423	37,143	(32,513)
Cash and cash equivalents and restricted cash at beginning of year	25,672	21,658	21,658	58,081

Cash and cash equivalents and restricted cash at end of year	$21,658	$58,081	$58,801	$25,568

Supplementary cash flow disclosure:
Noncash investing and financing activities:
Vesting of common stock subject to repurchase and early exercise of stock options	$673	$1,014	$739	$997
Warrant for common stock issued in connection with loan facility	331	—	—	—
Common stock issued as charitable contribution	158	132	132	129
Assets acquired under financing arrangement	—	853	853	—
Deferred offering costs, accrued but not yet paid	—	368	—	438
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the statements of cash flows above:
Cash and cash equivalents	$18,197	$54,408	$55,128	$20,134
Restricted cash, current	—	—	—	1,039
Restricted cash, noncurrent	3,461	3,673	3,673	4,395

Total cash, cash equivalents and restricted cash	$21,658	$58,081	$58,801	$25,568

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Description of Business

Okta, Inc. (the Company) pioneered identity in the cloud. The Okta Identity Cloud enables customers to secure their users and connect them to technology, anywhere, anytime and from any device. The Company was originally incorporated in January 2009 under the corporate name SaaSure Inc. in California and, in April 2010, the Company reincorporated in Delaware as Okta, Inc. The Company is headquartered in San Francisco, California.

Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany balances and transactions have been eliminated in consolidation.

The Company’s fiscal year ends on January 31. References to fiscal 2016, for example, refer to the fiscal year ended January 31, 2016.

3-for-2 Stock Split

On February 26, 2015, the Board of Directors approved a 3-for-2 stock split of the Company’s authorized and issued and outstanding capital stock on record as of March 25, 2015. All share and per share information has been adjusted to reflect the stock split on a retrospective basis for all periods presented.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of October 31, 2016, the related interim consolidated statements of operations, comprehensive loss and cash flows for the nine months ended October 31, 2015 and 2016, the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended October 31, 2016 and the related footnote disclosures, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP applicable to interim financial statements. The interim financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of October 31, 2016 and the Company’s consolidated results of operations and cash flows for the nine months ended October 31, 2015 and 2016. The results for the nine months ended October 31, 2016 are not necessarily indicative of the results expected for the full fiscal year.

Unaudited Pro Forma Balance Sheet and Net Loss Per Share

Upon the completion of the initial public offering (IPO) contemplated by the Company, all of the outstanding shares of its redeemable convertible preferred stock will automatically convert into 59,465,439 shares of common stock, based on the shares of the redeemable convertible preferred stock outstanding as of October 31, 2016. In addition, the Company’s warrant for preferred stock will

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Overview and Basis of Presentation (Continued)

be converted into a warrant for common stock and its related redeemable convertible preferred stock warrant liability will be reclassified to additional paid-in capital. The unaudited pro forma balance sheet as of October 31, 2016 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock into common stock and the reclassification of the Company’s liability for its outstanding warrant for redeemable convertible preferred stock as though the conversion and reclassification had occurred as of October 31, 2016. The shares of common stock issuable and the proceeds expected to be received in an IPO are excluded from such pro forma information.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that its management believes are reasonable under the circumstances. Actual results could differ from those estimates. The Company’s most significant estimates and judgments involve revenue recognition with respect to the determination of the relative selling prices for the Company’s services, valuation of the Company’s share-based compensation, including the underlying deemed fair value of common stock, valuation of deferred income tax assets and uncertain tax positions and contingencies and litigation. Actual results could vary from those estimates.

Foreign Currency

The functional currencies of the Company’s foreign subsidiaries are the respective local currencies. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss within the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. Foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of operations and were not material for the years ended January 31, 2015 or 2016, or the nine months ended October 31, 2015 or 2016 (unaudited). All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period, and equity balances are translated using historical exchange rates.

2. Summary of Significant Accounting Policies

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue Recognition

The Company derives revenue from subscription fees (which include support fees) and professional services fees. The Company sells subscriptions to its platform through arrangements that are generally one to three years in length. The Company’s arrangements are generally noncancelable

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

and nonrefundable. Furthermore, if a customer reduces the contracted usage or service level, the customer has no right of refund. The Company’s subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements. This revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through channel partners.

The Company commences revenue recognition when all of the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	Delivery has occured;

•	The amount of fees to be paid by the customer is fixed or determinable; and

•	Collection of the fees is reasonably assured.

Subscription Revenue

Subscription revenue, which includes support, is recognized on a straight-line basis over the noncancelable contractual term of the arrangement, generally beginning on the date that the Company’s service is made available to the customer, providing all other revenue recognition criteria have been met.

Professional Services Revenue

The Company’s professional services principally consist of customer specific requests for application integrations, user interface enhancements and other customer specific requests.

Revenue for the Company’s professional services billed on a fixed fee basis are generally recognized when the professional services are completed and professional services arrangements billed on a time and materials basis are recognized as services are performed.

Multiple Element Arrangements

For arrangements with multiple deliverables, the Company evaluates whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery and, in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. The Company’s professional services have stand-alone value because the Company has routinely sold these professional services separately. The Company’s subscription services have stand-alone value as the Company routinely sells the subscriptions separately. Customers have no general right of return for delivered items. If the deliverables have stand-alone value upon delivery, the Company accounts for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered based on the relative selling price, which the Company determines by using the best estimated selling price (BESP), as neither vendor-specific objective evidence (VSOE) nor third-party evidence is available.

The Company has determined its BESP for its deliverables based on customer size, size and volume of the Company’s transactions, overarching pricing objectives and strategies, market and industry conditions, product-specific factors and historical sales of the deliverables.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Deferred Revenue

Deferred revenue consists of customer billings in advance of revenue being recognized from the Company’s subscription and support services and professional services arrangements. The Company primarily invoices its customers for its subscription services arrangements annually in advance. The Company’s payment terms generally provide that customers pay the invoiced portion of the total arrangement fee within 30 days of the invoice date. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Deferred Commissions

Deferred commissions represent direct and incremental compensation costs incurred in connection with the acquisition of customer contracts. Deferred commissions are initially deferred when earned and amortized over the same period that revenue is recognized for the related noncancelable portion of the subscription arrangement. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred commissions, current; the remaining portion is recorded as deferred commissions, noncurrent in the consolidated balance sheets. Commissions are generally paid within three months of when the subscription arrangement is signed with the customer. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Cost of Revenue

Costs of revenue primarily consist of costs related to providing the Company’s cloud-based platform to its customers, including third-party hosting fees, amortization of capitalized internal-use software and finite-lived purchased developed technology, customer support, other employee-related expenses for security, technical operations and professional services staff and allocated overhead costs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents generally consist of investments in money market funds. The fair market value of cash equivalents approximated their carrying value as of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited).

Short-term Investments

The Company’s short-term investments comprise publicly-traded debt securities, U.S. government treasury securities, commercial paper and asset-backed securities. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its short-term investments, including securities with stated maturities beyond twelve months, within current assets in the consolidated balance sheets.

Available-for-sale securities are recorded at fair value each reporting period. Unrealized gains and losses on these short-term investments are reported as a separate component of accumulated

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

other comprehensive loss on the consolidated balance sheets until realized. Interest income is reported within other expense, net on the Consolidated Statements of Operations. The Company periodically evaluates its short-term investments to assess whether those with unrealized loss positions are other than temporarily impaired. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time the investment has been in a loss position, the extent to which the fair value is less than the Company’s cost basis, the investment’s financial condition and near-term prospects of the investee. Realized gains and losses are determined based on the specific identification method and are reported in other expense, net in the consolidated statements of operations. If the Company determines that the decline in an investment’s fair value is other-than-temporary, the difference is recognized as an impairment loss in the consolidated statements of operations.

Accounts Receivable and Allowances

Accounts receivable are recorded at the invoiced amount, net of allowances. These allowances are based on the Company’s assessment of the collectability of accounts by considering the age of each outstanding invoice and the collection history of each customer and an evaluation of potential risk of loss associated with delinquent accounts. Amounts deemed uncollectible are recorded to these allowances in the consolidated statements of balance sheets with an offsetting decrease in related deferred revenue or a charge in the consolidated statement of operations.

For the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016 (unaudited), write-offs were not significant.

Property and Equipment

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are depreciated over the shorter of the useful lives of the assets or the related lease term. Repairs and maintenance costs are expensed as incurred.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs incurred during the application development stage in connection with software development for its platform. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

Capitalized internal-use software costs are amortized on a straight-line basis over the software’s estimated useful life, which is generally between three to five years. The Company records amortization related to capitalized internal-use software within subscription cost of revenue in the consolidated statements of operations. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Business Combinations

When the Company acquires a business, the purchase price is allocated to the net tangible and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

Goodwill and Other Long-Lived Assets

The excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination is recognized as goodwill. Goodwill is tested for impairment annually on November 1st or more frequently if certain indicators are present.

Long-lived assets, such as property and equipment and finite-lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. An impairment charge is recognized as the amount by which the carrying amount exceeds its fair value.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives in cost of revenue in the consolidated statements of operations.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $0.6 million, $3.7 million, $2.8 million (unaudited) and $2.9 million (unaudited) for the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016, respectively.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal and other fees related to the Company’s proposed initial public offering. The deferred offering costs will be offset against initial public offering proceeds upon the consummation of the IPO. In the event the offering is aborted, deferred offering costs will be expensed. As of January 31, 2016 and October 31, 2016, there were $0.4 million and $1.5 million (unaudited) in deferred offering costs in other assets, noncurrent in the consolidated balance sheets. There were no deferred offering costs incurred as of January 31, 2015.

Share-Based Compensation

Share-based compensation issued to employees is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations on a straight-line basis, net of estimated forfeitures, over the period during which the employee is required to perform services in exchange for the award, generally, the vesting period of the award. The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

The Company accounts for equity awards issued to non-employees based on the fair value of the award, determined using the Black-Scholes option valuation model. The unvested options issued to non-employees are re-measured to fair value at the end of each reporting period.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled.

The Company records a valuation allowance to reduce its deferred tax assets to the net amount that the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company has considered its historical levels of income, expectations of future taxable income and ongoing tax planning strategies. Because of the uncertainty of the realization of the deferred tax assets, the Company has recorded a full valuation allowance against its deferred tax assets. Realization of its deferred tax assets is dependent primarily upon future U.S. taxable income.

The Company recognizes and measures tax benefits from uncertain tax positions using a two-step approach.

The first step is to evaluate the tax position taken or expected to be taken by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions.

Although the Company believes that it has adequately reserved for its uncertain tax positions, it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company evaluates its uncertain tax position on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit and effective settlement of audit issues.

To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and results of operations. The provision for income taxes includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties.

Warranties and Indemnification

The Company’s subscription services are generally warranted to perform materially in accordance with the Company’s online help documentation under normal use and circumstances. Additionally, the Company’s arrangements generally include provisions for indemnifying customers against liabilities if its subscription services infringe a third party’s intellectual property rights. Furthermore, the Company may also incur liabilities if it breaches the security or confidentiality obligations in its arrangements. To date, the Company has not incurred significant costs and has not accrued a liability in the accompanying consolidated financial statements as a result of these obligations.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

The Company has entered into service-level agreements with a majority of its customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet the defined levels of uptime. In very limited instances, the Company allows customers to early terminate their agreements in the event that the Company fails to meet those levels as they may constitute a breach of contract. If the customer did terminate, they would receive a refund of prepaid unused subscription fees. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance as a result of those agreements and, as a result, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

Concentrations of Risk and Significant Customers

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments are currently held in one financial institution and, at times, may exceed federally insured limits.

As of January 31, 2015 and January 31, 2016, one customer represented 15% and 12%, respectively, of accounts receivable. As of October 31, 2016 (unaudited), there were no customer balances that represented greater than 10% of accounts receivable.

For the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016 (unaudited), no single customer represented greater than 10% of revenue.

In order to reduce the risk of downtime of the Company’s subscription services, the Company utilizes data center facilities operated by third parties located in Virginia, Oregon, Germany and Ireland. The Company has internal procedures to restore services in the event of disaster at any of its current data center facilities. Even with these procedures for disaster recovery in place, the Company’s subscription services could be significantly interrupted during a disaster at one of its sites and subsequent restoration of services at another site.

Geographical Information

Revenue by location is determined by the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
United States	$37,225	$75,583	$52,903	$95,918
International	3,785	10,324	5,866	15,588

Total	$41,010	$85,907	$58,769	$111,506

Other than the United States, no other individual country exceeded 10% of total revenue for the years ended January 31, 2015 and 2016 and for the nine months ended October 31, 2015 and 2016 (unaudited). Property and equipment by geographic location is based on the location of the legal entity that owns the asset. As of January 31, 2015, January 31, 2016 and October 31, 2016 (unaudited), substantially all of the Company’s property and equipment was located in the United States.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Net Loss per Share

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Options subject to early exercise that are exercised prior to vesting are excluded from the computation of weighted-average number of shares of common stock outstanding until such shares have vested. Diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased by giving effect to all potentially dilutive securities to the extent they are dilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net loss per share by application of the treasury stock method.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09) and has modified the standard thereafter. These standards replace existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. ASU 2014-09, as amended, becomes effective for the Company on February 1, 2018. The standard permits the use of either the retrospective or modified retrospective transition method. Under the retrospective transition method, the standard applies to contracts in all reporting periods presented. Under the modified retrospective transition method, the standard applies only to contracts still open as of February 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules. The Company continues to evaluate the available adoption methods.

Upon initial evaluation, the Company believes the key changes in the standard that may impact its accounting for revenue recognition include contract modifications and principal vs. agent considerations. In addition, the requirement to defer incremental contract acquisition costs and recognize them over the contract period or expected customer life will affect the Company’s accounting for commissions and the determination of related customer life for amortization purposes. The Company is still in the process of evaluating these impacts. The Company cannot currently estimate the quantitative impact of this change upon adoption and will continue to evaluate and analyze all other aspects of Topic 606 that may impact it.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes. ASU 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The standard is effective for fiscal years beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any interim and annual financial statements that have not yet been issued and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company early adopted ASU 2015-17 retrospectively. Adoption resulted in a $0.7 million decrease in both noncurrent deferred tax assets and current deferred tax liabilities in the Company’s consolidated balance sheets at January 31, 2015. Adoption had no impact on the Company’s results of operations.

In April 2015, the FASB issued ASU No. 2015-05 (Subtopic 350-40)—Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05), which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2015. The Company adopted ASU 2015-05 effective February 1, 2016 and the adoption had no impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (Subtopic 825-10), Financial Instruments —Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), which primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities and financial liabilities is largely unchanged. ASU 2016-01 is effective for fiscal years, beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements, if any.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842)—Leases (ASU 2016-02), which supersedes the guidance in topic ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09 (Topic 718), Compensation-Stock Compensation (ASU 2016-09), which aligns with the FASB’s current simplification initiatives. The major areas for simplification in ASU 2016-09 involve several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. Specifically, ASU 2016-09 has introduced updates to minimum statutory tax withholding requirements, policy elections surrounding forfeitures, expected term, intrinsic values and changes to the classification of certain share-based payment related transactions on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. An entity that elects early adoption must adopt all of the aforementioned amendments in the same period and follow the specific transition methods as outlined in the ASU 2016-09. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 (Topic 230)—Statement of Cash Flows, Restricted Cash (ASU 2016-18), which amends the guidance in ASC 230 Statement of Cash Flows and requires that entities show the changes in total of cash, cash equivalents, restricted cash and

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

restricted cash equivalents in their statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASC 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those years, and is applied retrospectively when adopted. Early adoption is permitted. The Company elected to early adopt ASU 2016-18 effective February 1, 2016. The Company early adopted this guidance as it believes including restricted cash with its cash and cash equivalents on its consolidated statements of cash flows provides better insight to the Company’s uses of cash. As a result of adopting this guidance, the Company no longer includes the changes in its restricted cash in net cash used in operating activities.

3. Acquisition

On February 7, 2014, the Company purchased certain finite-lived intangible assets, consisting of developed technology of SpydrSafe Mobile Security, Inc. (SpydrSafe) for $3.2 million in cash. The Company accounted for this transaction as a business combination. The aggregate assets acquired of $3.2 million consisted of $0.6 million of developed technology and $2.6 million of goodwill. The results of SpydrSafe’s operations have been included in the consolidated financial statements since the date of the acquisition. The acquisition of the developed technology accelerated the Company’s ability to enter the mobile device management and mobile security business.

The goodwill balance is primarily attributed to the benefit of using the SpydrSafe developed technology to accelerate the Company’s entrance into the mobile space. This goodwill is deductible for U.S. federal and state income tax purposes. The purchased developed technology represents the estimated fair value of the purchased existing technology, based upon the cost approach, which was primarily derived from the payroll and related costs of engineers required to recreate the technology and is being amortized over its useful life of three years.

Under the terms of the acquisition, additional cash consideration of $0.8 million was granted to certain former employees in contemplation of future services. The additional consideration was placed in an escrow account to be disbursed to the former employees upon the 6- and 12-month anniversaries of the acquisition, contingent upon continued employment with the Company. The corresponding expense was recognized straight-line over the service period in research and development in the consolidated statements of operations.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Cash Equivalents, Short-term Investments and Restricted Cash

The amortized costs, unrealized gains and losses and estimated fair values of the Company’s cash equivalents and short-term investments as of January 31, 2015, January 31, 2016 and October 31, 2016 were as follows (in thousands):

	As of January 31, 2015
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash equivalents:
Money market funds	$15,452	$—	$—	$15,452
Investments:
Commercial paper	4,299	—	—	4,299
Corporate debt securities	37,550	—	(4)	37,546

Total short-term investments	$41,849	$—	$(4)	$41,845

Total	$57,301	$—	$(4)	$57,297

	As of January 31, 2016
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash equivalents:
Money market funds	$49,043	$—	$—	$49,043
Investments:
Asset-based securities	5,550	—	(4)	5,546
Commercial paper	4,994	—	—	4,994
U.S. treasury securities	2,208	—	(3)	2,205
Corporate debt securities	20,790	13	(11)	20,792

Total short-term investments	$33,542	$13	$(18)	$33,537

Total	$82,585	$13	$(18)	$82,580

	As of October 31, 2016
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(unaudited)
Cash equivalents:
Money market funds	$11,865	$—	$—	$11,865
Investments:
Asset-based securities	1,540	—	—	1,540
Corporate debt securities	20,445	16	(2)	20,459

Total short-term investments	$21,985	$16	$(2)	$21,999

Total	$33,850	$16	$(2)	$33,864

All short-term investments are designated as available-for-sale securities as of January 31, 2015, January 31, 2016 and October 31, 2016.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Cash Equivalents, Short-term Investments and Restricted Cash (Continued)

As of January 31, 2015, all of the Company’s short-term investments had contractual maturities due in less than one year. The following tables present the contractual maturities of the Company’s short-term investments as of January 31, 2016 and October 31, 2016 (in thousands):

	As of January 31, 2016
	Amortized Cost	Estimated Fair Value
Due within one year	$12,752	$12,745
Due between one to five years	20,790	20,792

	$33,542	$33,537

	As of October 31, 2016
	Amortized Cost	Estimated Fair Value
	(unaudited)
Due within one year	$20,445	$20,459
Due between one to five years	1,540	1,540

	$21,985	$21,999

The Company had eleven, nine and two short-term investments in unrealized loss positions as of January 31, 2015, January 31, 2016 and October 31, 2016, respectively. There were no material gross unrealized gains or losses from available-for-sale securities and no material realized gains or losses from available-for-sale securities that were reclassified out of accumulated other comprehensive income for the years ended January 31, 2015 or 2016, or for the nine months ended October 31, 2016 (unaudited).

For available-for-sale debt securities that have unrealized losses, the Company evaluates whether (i) it has the intention to sell any of these investments and (ii) whether it is not more likely than not that it will be required to sell any of these available-for-sale debt securities before recovery of the entire amortized cost basis. Based on this evaluation, the Company determined that there were no other-than-temporary impairments associated with short-term investments as of January 31, 2015, January 31, 2016, or October 31, 2016 (unaudited).

Restricted Cash

Restricted cash consists of cash collateral associated with letters of credit established in connection with facility lease agreements. Restricted cash is presented on the accompanying consolidated balance sheet as current and noncurrent based on the terms of the underlying agreements.

5. Fair Value Measurements

The Company measures its financial assets at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fair Value Measurements (Continued)

Three levels of inputs maybe used to measure as follows:

Level 1—Valuations based on observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2—Valuations based on inputs that are directly or indirectly observable in the marketplace.

Level 3—Valuations based on unobservable inputs that are supported by little or no market activity.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fair Value Measurements (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis using the above input categories (in thousands):

	Fair Value Measurement at January 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$15,452	$—	$—	$15,452
Short-term investments:
Commercial paper	—	4,299	—	4,299
Corporate debt securities	—	37,546	—	37,546

Total short-term investments	$—	$41,845	$—	$41,845

Total cash equivalents and investments	$15,452	$41,845	$—	$57,297

Liabilities:
Series B redeemable convertible preferred stock warrant	$—	$—	$110	$110

	Fair Value Measurement at January 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$49,043	$—	$—	$49,043
Short-term investments:
Asset-backed securities	—	5,546	—	5,546
Commercial paper	—	4,994	—	4,994
U.S. treasury securities	—	2,205	—	2,205
Corporate debt securities	—	20,792	—	20,792

Total short-term investments	$—	$33,537	$—	$33,537

Total cash equivalents and short-term investments	$49,043	$33,537	$—	$82,580

Liabilities:
Series B redeemable convertible preferred stock warrant	$—	$—	$237	$237

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Fair Value Measurements (Continued)

	Fair Value Measurement at October 31, 2016
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents:
Money market funds	$11,865	$—	$—	$11,865
Short-term investments:
Asset-backed securities	—	1,540	—	1,540
Corporate debt securities	—	20,459	—	20,459

Total short-term investments	$—	$21,999	$—	$21,999

Total cash equivalents and short-term investments	$11,865	$21,999	$—	$33,864

Liabilities:
Series B redeemable convertible preferred stock warrant	$—	$—	$282	$282

Level 3 instruments consist solely of the Company’s Series B redeemable convertible preferred stock warrant liability (see Note 10). The Series B redeemable convertible preferred stock warrant liability was estimated using assumptions related to the remaining contractual term of the warrant, the risk-free interest rate, the volatility of comparable public companies over the remaining term and the fair value of underlying shares. The significant unobservable inputs used in the fair value measurement of the Series B redeemable convertible preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrant. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement, as recognized in other income (expense), net on the consolidated statements of operations.

The change in the fair value of the Series B redeemable convertible preferred stock warrant was as follows (in thousands):

Balance at January 31, 2015	$110
Increase in fair value of warrant	127

Balance at January 31, 2016	237
Increase in fair value of warrant (unaudited)	45

Balance at October 31, 2016 (unaudited)	$282

During the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2016 (unaudited), the Company had no transfers between levels of the fair value hierarchy of its assets measured at fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, accounts payable and the financing arrangement (see Note 8) approximate fair value due to their short-term maturities and are excluded from the fair value table above.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Goodwill and Intangible Assets, Net

Goodwill

On February 7, 2014, the Company acquired assets of SpydrSafe in a business combination, which resulted in $2.6 million of goodwill (see Note 3). Prior to this acquisition, the Company did not have a goodwill balance. There was no additional goodwill acquired during the year ended January 31, 2016 or the nine months ended October 31, 2016. As of January 31, 2015, January 31, 2016 and October 31, 2016, goodwill was $2.6 million. As of January 31, 2016 and October 31, 2016, no impairment of goodwill has been identified.

Intangible Assets, Net

Intangible assets consisted of the following (in thousands):

	January 31,		October 31,
	2015	2016	2016
			(unaudited)
Purchased developed technology, net of accumulated amortization of $186, $376 and $519, respectively	$384	$194	$51
Capitalized internal-use software costs, net of accumulated amortization of $173, $875 and $1,985, respectively	1,709	3,859	7,184

	$2,093	$4,053	$7,235

The Company capitalized $1.9 million and $2.9 million in internal-use software during the years ended January 31, 2015 and 2016, respectively, which included $0.1 million and $0.2 million of share-based compensation costs, respectively. The Company capitalized $2.2 million (unaudited) and $4.4 million (unaudited) in internal-use software during the nine months ended October 31, 2015 and 2016, respectively, which included $0.2 million (unaudited) and $0.4 million (unaudited) of share-based compensation costs, respectively. Amortization expense of capitalized internal-use software costs totaled $0.2 million and $0.7 million during the years ended January 31, 2015 and 2016, respectively, and $0.4 million (unaudited) and $1.1 million (unaudited) during the nine months ended October 31, 2015 and 2016, respectively.

The Company’s finite-lived purchased developed technology was acquired as part of the SpydrSafe acquisition and is as follows (in thousands):

	January 31,		October 31,
	2015	2016	2016
			(unaudited)
Purchased developed technology	$570	$570	$570
Less accumulated amortization	(186)	(376)	(519)

Developed technology, net	$384	$194	$51

For the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016, $0.2 million, $0.2 million, $0.1 million (unaudited) and $0.1 million (unaudited), respectively, of amortization expense related to developed technology was recognized in cost of subscription revenue in the consolidated statements of operations. There were no impairments to the purchased developed technology during the years ended January 31, 2015 or 2016, or the nine months ended October 31, 2016.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Goodwill and Intangible Assets, Net (Continued)

As of January 31, 2016, the estimated future amortization expense of finite-lived purchased developed technology is as follows (in thousands):

Years Ending January 31,	Amount
2017	$190
2018	4

Total	$194

7. Balance Sheet Components

Property and Equipment, net

Property and equipment consisted of the following (in thousands):

	January 31,		October 31,
	2015	2016	2016
			(unaudited)
Computer, equipment and software	$1,294	$3,306	$3,951
Furniture and fixtures	967	2,639	3,986
Leasehold improvements	292	1,445	4,764

Property and equipment, gross	2,553	7,390	12,701
Less accumulated depreciation and amortization	(1,061)	(2,141)	(3,716)

Property and equipment, net	$1,492	$5,249	$8,985

Depreciation expense was $0.6 million, $1.1 million, $0.8 million (unaudited) and $1.7 million (unaudited) for the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016, respectively. Depreciation expense during the year ended January 31, 2016 and the nine months ended October 31, 2015 and 2016 (unaudited) includes amortization expense of $0.1 million in each period associated with software acquired in a financing arrangement (see Note 8).

Allowances

The Company’s allowances for the years ended January 31, 2015, 2016 and the nine months ended October 31, 2016 are as follows (in thousands):

	January 31,		October 31,
	2015	2016	2016
			(unaudited)
Balance, beginning of period	$—	$117	$861
Additions	117	979	584
Write-offs	—	(235)	(484)

Balance, end of period	$117	$861	$961

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Balance Sheet Components (Continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31,		October 31,
	2015	2016	2016
			(unaudited)
Deposit related to early exercise of unvested options	$1,753	$3,038	$2,397
Accrued expenses	1,129	1,532	1,031
Redeemable convertible preferred stock warrant liability	110	237	282
Financing Arrangement (see Note 8)	—	213	213
Other	248	537	642

Accrued expenses and other current liabilities	$3,240	$5,557	$4,565

Other Liabilities, Noncurrent

Other liabilities, noncurrent consisted of the following (in thousands):

	January 31,		October 31,
	2015	2016	2016
			(unaudited)
Deferred rent, noncurrent	$20	$3,270	$3,259
Financing Arrangement (see Note 8)	—	426	213
Deferred tax liabilities	65	131	131
Other	235	197	—

	$320	$4,024	$3,603

8. Financing Arrangements

Loan and Security Agreement

On March 10, 2014, the Company entered into a line of credit and term loan agreement with Silicon Valley Bank (SVB) in the amount of $5.0 million and $10.0 million, respectively. On June 17, 2015, the Company expanded its line of credit from $5.0 million to $20.0 million and extended the term by one year to mature on March 10, 2017. The term loan facility expired during the year ended January 31, 2015 and no amounts were drawn. As of October 31, 2016, no amounts had been drawn under the line of credit and the Company was in compliance with all covenants pursuant to the loan and security agreement.

As part of the initial loan agreement, upon closing, the Company granted SVB a warrant to purchase 187,500 shares of common stock at $1.40 per share, with a potential to acquire up to an additional 112,500 shares of common stock at the same price, which right would be triggered upon future amounts drawn under the loan agreement. No additional amounts were drawn under the credit facility and as such, the conditional warrant to acquire up to an additional 112,500 shares was not issued. The fair value of the common stock warrant at the time of issuance was recorded as debt

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Financing Arrangements (Continued)

issuance costs. As of January 31, 2016, under this warrant, 187,500 shares are exercisable at any time prior to expiration in March 2021.

Financing Arrangement

In May 2015, the Company acquired software and related maintenance and support under a financing arrangement (the Financing Arrangement) with a third party with a gross value of $0.9 million at an implicit interest rate of 5.0%. The financed obligation will be fully repaid by April 2018 and as of January 31, 2016 and October 31, 2016, $0.6 million and $0.4 million (unaudited), respectively, was outstanding under this obligation. The Company did not acquire any property and equipment under financing arrangements for the year ended January 31, 2015 and during the nine months ended October 31, 2016.

9. Commitments and Contingencies

Leases

The Company leases office space under noncancelable operating leases for its San Francisco, California headquarters, as well as its offices in the United Kingdom, Australia, Canada, Bellevue, Washington, and a future office in San Jose, California. These office leases expire at various times through August 2026. These leases include a nine-year lease in San Francisco for which the Company is entitled to receive $1.8 million of tenant incentives. As of January 31, 2016 and October 31, 2016, $1.1 million and $1.8 million (unaudited), respectively, in tenant incentives have been received under this lease. Leasehold improvements associated with this lease are being amortized over its lease term.

As of January 31, 2016, the future minimum lease payments by fiscal year under the Financing Arrangement and various operating leases are as follows (in thousands):

	Financing Arrangement	Operating Leases
2017	$308	$5,525
2018	308	3,873
2019	78	2,702
2020	—	2,783
2021	—	2,867
Thereafter	—	11,256

Total minimum lease payments	$694	$29,006

Less: amount representing interest	(54)

Present value of minimum lease payments	$640

In July 2016, the Company entered into a new lease to continue to lease the entirety of the corporate headquarters in San Francisco, California and support growth in personnel. The lease term is 25 months from the commencement in July 2017.

In August 2016, the Company entered into a new lease for office space in London, United Kingdom to support the growth of its international operations. The term of this lease is 10 years with a mutual right to unilaterally terminate by either the Company or landlord in year five.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Commitments and Contingencies (Continued)

In September 2016, the Company entered into a new lease for office space in San Jose, California to continue to support anticipated growth in personnel. The term of the lease is for 84 months.

As of October 31, 2016, the future minimum lease payments by fiscal year under the Financing Arrangement and various operating leases are as follows (in thousands):

	Financing Arrangement	Operating Leases
	(unaudited)
2017 (remaining)	$77	$1,827
2018	308	10,009
2019	77	11,813
2020	—	8,412
2021	—	5,220
Thereafter	—	18,581

Total minimum lease payments	$462	$55,862

Less: amount representing interest	(36)

Present value of minimum lease payments	$426

Certain facility lease agreements contain rent holidays, allowances and rent escalation provisions. For these leases, the Company recognizes the related rental expense on a straight-line basis over the lease period of the facility and records the difference between amounts charged to operations and amounts paid as deferred rent. These rent holidays, allowances and rent escalations are considered in determining the straight-line expense to be recorded over the lease term. Deferred rent was $3.3 million and $3.4 million (unaudited) as of January 31, 2016 and October 31, 2016, respectively, and is included in accrued expenses and other current liabilities and other liabilities, noncurrent in the consolidated balance sheets. Deferred rent was not significant for the year ended January 31, 2015. Rent expense was $2.4 million and $5.2 million for the years ended January 31, 2015 and 2016, respectively and $3.7 million (unaudited) and $5.5 million (unaudited) for the nine months ended October 31, 2015 and 2016, respectively.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no material such matters as of January 31, 2015, January 31, 2016 or October 31, 2016 (unaudited).

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Redeemable Convertible Preferred Stock

The authorized, issued and outstanding shares of redeemable convertible preferred stock (Preferred Stock) and liquidation preferences as of January 31, 2016 and October 31, 2016 (unaudited) were as follows (dollars in thousands):

Series	Authorized Shares	Issued and Outstanding Shares	Liquidation Preference	Carrying Value
Series A	14,210,789	14,210,783	$11,373	$11,322
Series B	12,015,123	11,986,055	16,500	16,420
Series C	10,708,782	10,708,780	25,000	24,872
Series D	6,833,654	6,833,651	27,500	27,416
Series E	9,484,234	9,484,234	75,000	74,500
Series F	6,242,000	6,241,936	75,000	73,424

	59,494,582	59,465,439	$230,373	$227,954

The holders of Preferred Stock have various rights and preferences, as follows:

Contingent Redemption

The holders of Preferred Stock have no voluntary rights to redeem shares. A merger or consolidation of the Company into another entity, a liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the Preferred Stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute a redemption event outside its control for accounting purposes. Therefore, all shares of Preferred Stock have been presented outside of permanent equity on the Consolidated Balance Sheets.

Conversion Rights

Each share of Series A Preferred Stock (Series A), Series B Preferred Stock (Series B), Series C Preferred Stock (Series C), Series D Preferred Stock (Series D), Series E Preferred Stock (Series E) and Series F Preferred Stock (Series F) is convertible at the stockholders’ option at any time into a number of shares of the Company’s common stock, par value of $0.0001 per share determined by dividing the original issue price per share (split adjusted) of $0.8003, $1.3766, $2.3345, $4.0242, $7.9079 and $12.0155, respectively, by the then-current conversion price for such series. The conversion price is currently equal to the original issue price and is subject to adjustment for broad-based anti-dilution, stock split, reclassification and other equivalent adjustments.

Conversion of all outstanding Preferred Stock into common stock is automatic upon the earlier of the completion of a firmly underwritten public offering in which the gross cash proceeds received by the Company before underwriting discounts, commissions and fees are not less than $50.0 million or the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class, on an as-if converted basis.

Dividends

Holders of the Series A, B, C, D, E and F Preferred Stock are each entitled to noncumulative dividends of $0.064, $0.11, $0.187, $0.322, $0.633 and $0.961 per share, respectively, if and when

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Redeemable Convertible Preferred Stock (Continued)

declared by the Board of Directors. Dividends to Series A, B, C, D, E and F Preferred Stockholders are to be paid in advance of any distributions to common stockholders. No dividends have been declared to date.

Voting

Each holder of shares of Preferred Stock is entitled to voting rights equivalent to the number of shares of common stock into which the respective shares are convertible. Certain financing, acquisition, disposition and recapitalization transactions require the vote of the majority of the shares of outstanding preferred stock, provided that at least 20% of the originally issued shares of any series of Preferred Stock voting on an as-converted basis are issued and outstanding.

Liquidation Preference

In the event of a liquidation or winding up of the Company, whether voluntary or involuntary, the holders of Series A, B, C, D, E and F Preferred Stock, prior to preference to any distribution to the holders of common stock, are entitled to be paid a per share liquidation preference of $0.8003, $1.3766, $2.3345, $4.0242, $7.9079 and $12.0155, respectively, together with any declared but unpaid dividends. If assets are insufficient to make payment in full to all holders of Series A, B, C, D, E and F Preferred Stock, then the assets or consideration will be distributed ratably among the Series A, B, C, D, E and F Preferred Stockholders in proportion to their liquidation preference. If assets are sufficient to make payment in full to all holders of Series A, B, C, D, E and F Preferred Stock, then any remaining assets shall be distributed among the holders of the common stock on a pro rata basis based on the number of shares of common stock held. Because the timing of any such liquidation event is uncertain, the Company has elected not to adjust the carrying values of its Preferred Stock to their respective liquidation values until it becomes probable that redemption will occur.

Election of Board of Directors

The holders of Series A are entitled to elect two members of the Board of Directors at each meeting or pursuant to each consent of stockholders for the election of directors. The holders of Series E are entitled to elect one member of the Board of Directors at each meeting or pursuant to each consent of stockholders for the election of directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors at each meeting or pursuant to consent of stockholders for the election of directors. The holders of Preferred Stock and common stock, voting together as a single class, on an as-converted basis, are entitled to elect any remaining members of the Board of Directors. Upon the completion of an initial public offering, those contractual rights to elect directors will terminate.

Series B Redeemable Convertible Preferred Stock Warrant

In November 2011 the Company granted a fully vested warrant to purchase 29,058 shares of Series B redeemable convertible Preferred Stock (Series B warrant) at $1.38 per share, which warrant is exercisable at any time prior to its expiration in November 2021. The Series B warrant was issued in connection with a loan agreement and the fair value of the warrant at the time of issuance was recorded as debt issuance costs. In addition, the Series B warrant to purchase redeemable convertible preferred stock is accounted for as a liability award and recorded at fair value on its initial issuance date and adjusted to fair value at each balance sheet date (see Note 5), with the change in fair value

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Redeemable Convertible Preferred Stock (Continued)

being recorded in other expense, net in the consolidated statements of operations. Upon the earlier of the exercise of the Series B warrant or the completion of a liquidation event, including the completion of an IPO in which the shares underlying the warrants would convert from the related shares of preferred stock into shares of common stock, the preferred stock warrant liability will be remeasured to fair value and any remaining liability will be reclassified to additional paid-in capital.

As of January 31, 2016 and October 31, 2016 (unaudited), 29,058 shares of Series B remain exercisable under the warrant. As of January 31, 2015, January 31, 2016 and October 31, 2016, the fair value of the warrant was $0.1 million, $0.2 million and $0.3 million (unaudited), respectively, and was included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets.

11. Common Stock and Stockholders’ Deficit

As of January 31, 2016 and October 31, 2016 the Company was authorized to issue 107,790,000 and 120,000,000 (unaudited) shares, respectively, of common stock. Shares of common stock reserved for future issuance are as follows:

	As of January 31, 2016	As of October 31, 2016
		(unaudited)
Redeemable convertible preferred stock	59,465,439	59,465,439
Redeemable convertible preferred stock warrant	29,058	29,058
Stock options outstanding	21,999,955	32,159,524
Common stock warrant	187,500	187,500
Shares reserved for future award issuances	800,886	196,107

Total	82,482,838	92,037,628

Options Subject to Early Exercise

At the discretion of the Board of Directors, certain options may be exercisable immediately at the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liabilities are reclassified into equity as the awards vest. As of January 31, 2015, January 31, 2016 and October 31, 2016, the Company had $1.8 million, $3.0 million and $2.4 million (unaudited), respectively, recorded in accrued expenses and other current liabilities related to early exercises of options to acquire 1,008,068, 834,306 and 539,835 (unaudited) shares of common stock, respectively.

Secondary Sales of Common Stock

During the years ended January 31, 2015 and 2016, certain investors acquired 840,000 and 686,933 shares, respectively, of outstanding common stock from certain executives at purchase prices in excess of the estimated fair value at the time of the transactions (secondary sales). As a result, the Company recorded a total of $3.2 million, $2.1 million and $2.1 million in share-based compensation expense for the difference between the price paid by these investors and the estimated fair value on the date of the transaction for the years ended January 31, 2015 and 2016 and the nine months ended

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Common Stock and Stockholders’ Deficit (Continued)

October 31, 2015, respectively. This expense was recorded as general and administrative expense in the consolidated statements of operations. There were no material secondary sales during the nine months ended October 31, 2016. In connection with these secondary sales of common stock, the Company either waived or assigned its rights of first refusal or other transfer restrictions applicable to such shares.

Stock Options

As of January 31, 2016 and October 31, 2016, the Company was authorized to grant up to 30,818,155 and 41,018,155 (unaudited) shares of common stock, respectively, to employees, directors and consultants pursuant to incentive and non-statutory stock options under the Company’s 2009 Stock Plan (the Plan). Options issued to new employees under the Plan generally are exercisable for periods not to exceed ten years and generally vest over four years with 25% vesting after one year and with the remainder vesting monthly thereafter in equal installments. Shares offered under the Plan may be: (i) authorized but unissued shares or (ii) treasury shares. As of January 31, 2016 and October 31, 2016, 800,886 and 196,107 shares (unaudited), respectively, are reserved and available for future issuance under the Plan.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 31, 2014	10,070,747	$0.96	9.05	$13,691
Granted	8,661,974	2.84
Exercised	(2,436,221)	1.17
Canceled	(1,538,958)	1.62

Outstanding as of January 31, 2015	14,757,542	$1.96	8.82	$28,940
Granted	10,758,837	6.59
Exercised	(1,291,099)	2.73
Canceled	(2,225,325)	3.33

Outstanding as of January 31, 2016	21,999,955	$4.04	8.55	$92,384
Granted (unaudited)	12,039,696	8.87
Exercised (unaudited)	(669,947)	2.58
Canceled (unaudited)	(1,210,180)	5.45

Outstanding as of October 31, 2016 (unaudited)	32,159,524	$5.83	8.46	$125,866
Vested and expected to vest as of January 31, 2016	18,989,045	$3.77	7.70	$84,826
Vested and exercisable as of January 31, 2016	7,211,707	$1.94	7.58	$45,396
Vested and expected to vest as of October 31, 2016 (unaudited)	29,017,646	$5.65	8.39	$118,616
Vested and exercisable as of October 31, 2016 (unaudited)	10,839,783	$2.90	7.22	$74,154

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Common Stock and Stockholders’ Deficit (Continued)

The weighted-average grant-date fair value of options granted was $1.80 and $3.14 during the years ended January 31, 2015 and 2016 and $3.00 (unaudited) and $3.93 (unaudited) during the nine months ended October 31, 2015 and 2016, respectively. The total grant-date fair value of stock options vested was $2.2 million and $7.7 million during the years ended January 31, 2015 and 2016, respectively and $5.2 million (unaudited) and $9.5 million (unaudited) during the nine months ended October 31, 2015 and 2016, respectively. The intrinsic value of the options exercised, which represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each option, was $4.9 million and $4.8 million for the years ended January 31, 2015 and 2016, respectively and $3.0 million (unaudited) and $4.5 million (unaudited) during the nine months ended October 31, 2015 and 2016, respectively.

As of January 31, 2016 and October 31, 2016, there was a total of $26.1 million and $58.4 million (unaudited), respectively, of unrecognized share-based compensation expense, which is expected to be recognized over a weighted-average period of 3.2 years for both periods.

Share-Based Compensation to Employees

The Company’s use of the Black-Scholes option-pricing model to estimate the fair value of stock options granted requires the input of highly subjective assumptions. These assumptions and estimates are as follows:

Fair value—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock options at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences and privileges of the Company’s Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions and (vii) precedent transactions involving the Company’s shares.

Expected volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate, Since the Company does not have sufficient trading history of its common stock, it estimates the expected volatility of its stock options at their grand date by taking the weighted-average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Expected term—The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free rate—The Company uses the U.S. Treasury yield for its risk-free interest rate that corresponds with the expected term.

Expected dividend yield—The Company utilizes a dividend yield of zero, as it does not currently issue dividends and does not expect to in the future.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Common Stock and Stockholders’ Deficit (Continued)

The estimated forfeiture rate is based on an analysis of actual forfeitures and will continue to be evaluated based on actual forfeiture experience, analysis of historical and expected future employee turnover behavior and other factors. Furthermore, to the extent the Company’s actual forfeiture rate is different from this estimate, share-based compensation is adjusted accordingly.

The following assumptions were used to calculate the fair value of employee stock option grants made during the following periods:

	Years Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
(unaudited)
Expected volatility	44% - 55%	42% - 46%	42% - 46%	41% - 44%
Expected term (in years)	5.4 - 6.1	5.0 - 6.1	5.0 - 6.1	5.8 - 6.4
Risk-free interest rate	1.45% - 1.95%	1.43% - 1.88%	1.43% - 1.88%	1.13% - 1.54%
Expected dividend yield	—	—	—	—

Awards Issued as Charitable Contribution

During the years ended January 31, 2015 and 2016, and the nine months ended October 31, 2015 and 2016 the Company granted 40,237, 17,433, 17,433 and 13,935 (unaudited) shares of common stock, respectively, as a charitable contribution. Related expenses of $0.2 million, $0.1 million, $0.1 million (unaudited) and $0.1 million (unaudited) are reported in general and administrative expenses in the consolidated of statements of operations for the years ended January 31, 2015 and 2016, and the nine months ended October 31, 2015 and 2016, respectively.

Share-Based Compensation Expense

Share-based compensation expense was recorded in the following cost and expense categories in the Company’s consolidated statements of operations (in thousands):

	Years Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
Cost of revenue:
Subscription	$323	$909	$600	$1,417
Professional services and other	273	553	397	890
Research and development	912	1,748	1,138	2,162
Sales and marketing	1,236	2,853	1,829	4,385
General and administrative	3,836	3,769	3,182	3,015

Total	$6,580	$9,832	$7,146	$11,869

Share-based compensation expense recorded to research and development in the consolidated statements of operations exclude amounts that were capitalized related to internal-use software for the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016. Refer to Note 6. Goodwill and Intangible Assets, Net, for additional details. In addition, share-based compensation expense recorded to general and administrative in the consolidated statements of operations includes expenses associated with secondary sales of common stock for the years ended

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Common Stock and Stockholders’ Deficit (Continued)

January 31, 2015 and 2016 and the nine months ended October 31, 2015 (there were no material secondary sales during the nine months ended October 31, 2016).

12. Income Taxes

The domestic and foreign components of pre-tax loss for the years ended January 31, 2015 and 2016 are as follows (in thousands):

	Years Ended January 31,
	2015	2016
Domestic	$(59,393)	$(76,953)
Foreign	412	946

Loss before income taxes	$(58,981)	$(76,007)

The components of the provision for income taxes for the years ended January 31, 2015 and 2016 are as follows (in thousands):

	Years Ended January 31,
	2015	2016
Current:
Federal	$—	$—
State	—	—
Foreign	65	295

Total current provision for income taxes	$65	$295

Deferred:
Federal	$60	$60
State	5	6
Foreign	—	(66)

Total deferred provision for income taxes	$65	$—

Total provision for income taxes	$130	$295

As a result of the Company’s history of net operating losses and full valuation allowance against its deferred tax assets, the income tax provision relates to foreign taxes and tax amortization of goodwill for the years ended January 31, 2015 and January 31, 2016.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

The following is a reconciliation of the statutory federal income tax rate to the  Company’s effective tax rate for the years ended January 31, 2015 and 2016:

	Years Ended January 31,
	2015	2016
Tax at federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	2.7	2.7
Change in valuation allowance	(32.4)	(33.8)
Share-based compensation	(3.4)	(3.1)
Other, net	(1.1)	(0.2)

Effective tax rate	(0.2)%	(0.4)%

The tax effects of temporary differences and related deferred tax assets and liabilities as of January 31, 2015 and 2016 are as follows (in thousands):

	As of January 31,
	2015	2016
Deferred tax assets:
Net operating loss carryforwards	$47,372	$72,022
Deferred revenue	1,638	3,691
Other reserves and accruals	746	3,499
Credits	433	548
Depreciation and amortization	151	—

Total deferred tax assets	$50,340	$79,760

Valuation allowance	(45,740)	(71,432)

Total deferred tax assets, net	$4,600	$8,328

Deferred tax liabilities:
Deferred commissions	$(4,010)	$(6,692)
Capitalized internal-use software costs	(590)	(1,326)
Goodwill	(65)	(131)
Depreciation and amortization	—	(244)

Total deferred tax liabilities	(4,665)	(8,393)

Net deferred tax liabilities	$(65)	$(65)

As a result of continuing losses, the Company has determined that it is more likely than not that it will not realize the benefits of the U.S. deferred tax assets and, therefore, the Company has recorded a valuation allowance to reduce the carrying value of the deferred tax assets, net of deferred tax liabilities, to approximately zero. The U.S. valuation allowance increased by $19.4 million and $25.7 million during the years ended January 31, 2015 and 2016, respectively.

As of January 31, 2015 and 2016, the Company had approximately $125.6 million and $192.8 million, respectively, of federal and $83.6 million and $121.7 million, respectively, of state net operating loss carryforwards available to offset future taxable income. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2029 and 2024, respectively.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

As of January 31, 2016, the Company had federal and California research and development tax credit carryforwards of $1.7 million and $1.8 million, respectively. The federal research and development credits will start to expire in 2030 while the California research and development credits do not expire. The Company has California Enterprise Zone credits of $0.8 million that begin to expire in 2023. Pursuant to authoritative guidance, the excess tax benefit from share-based compensation will only be recorded to stockholder’s equity when cash taxes payable are reduced. As of January 31, 2016, the portion of net operating loss carryforwards related to the excess tax benefit from share-based compensation was approximately $0.5 million, the benefit of which will be credited to additional-paid-in-capital when realized.

The Company’s ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws.

The Company attributes net revenue, costs and expenses to domestic and foreign components based on the terms of its agreements with its subsidiaries. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are to be reinvested offshore indefinitely. If the Company repatriated these earnings, the resulting income tax liability would be insignificant. The Company files tax returns in the United States for federal, California, and other states and foreign tax returns in the United Kingdom. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination for Federal and California, and fiscal year 2015 remains subject to examination for the United Kingdom.

As of January 31, 2016, the Company had unrecognized tax benefits which would not impact the effective tax rate because of the valuation allowance. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. As of January 31, 2016, the Company has not accrued any interest or penalties related to unrecognized tax benefits.

A reconciliation of beginning and ending amount of unrecognized tax benefit is as follows (in thousands):

	Year Ended January 31,
	2015	2016
Gross amount of unrecognized tax benefits as of the beginning of the year	$709	$1,544
Additions based on tax positions related to current year	835	1,351

Gross amount of unrecognized tax benefits as of the end of the year	$1,544	$2,895

13. Net Loss Per Share

The Company computes net loss per share of common stock in conformity with the two-class method required for participating securities. The Company considers all series of Preferred Stock to be participating securities as the holders of the Preferred Stock are entitled to receive a non-cumulative dividend on a pari passu basis in the event that a dividend is paid on the common stock. The holders of the Preferred Stock do not have a contractual obligation to share in the Company’s losses. As such, the Company’s net losses for the years ended January 31, 2015 and 2016 and the nine months ended October 31, 2015 and 2016 (unaudited), were not allocated to these participating securities.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Net Loss Per Share (Continued)

outstanding during the period. Options subject to early exercise that are exercised prior to vesting are excluded from the computation of weighted-average number of shares of common stock outstanding until such shares have vested. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including common stock issuable upon conversion of the Preferred Stock, outstanding stock options and outstanding warrants, to the extent they are dilutive.

The following table presents the calculation of basic and diluted net loss per share for periods presented (dollars in thousands, except per share data):

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
Numerator:
Net loss	$(59,111)	$(76,302)	$(54,874)	$(65,285)
Denominator:
Weighted-average shares used to compute net loss per share, basic and diluted	16,097	17,817	17,638	18,850
Net loss per share, basic and diluted	$(3.67)	$(4.28)	$(3.11)	$(3.46)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

	Year Ended January 31,		Nine Months Ended October 31,
	2015	2016	2015	2016
			(unaudited)
Redeemable convertible preferred stock	53,224	59,465	59,465	59,465
Shares subject to outstanding common stock options	14,758	22,000	20,780	32,160
Common stock warrant issued	188	188	188	188
Redeemable convertible Series B warrant issued	29	29	29	29

	68,199	81,682	80,462	91,842

Unaudited Consolidated Pro Forma Net Loss per Share

Subject to the satisfaction of certain conditions, immediately prior to the completion of the Company’s initial public offering, all of outstanding shares of redeemable convertible preferred stock will convert into 59,465,439 shares of common stock. Unaudited pro forma net loss per share for the year ended January 31, 2016 and the nine months ended October 31, 2016 has been computed to give effect to the automatic conversion of all outstanding redeemable convertible preferred stock (using the as-if-converted method) into common stock as of the beginning of the period. In addition, the numerator has been adjusted to reverse the fair value adjustments related to the Series B warrant outstanding, as it will become a warrant to purchase common shares and at such time will no longer require periodic revaluation.

OKTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Net Loss Per Share (Continued)

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2016	Nine Months Ended October 31, 2016
	(unaudited)
Net loss	$(76,302)	$(65,285)
Pro forma adjustment to reflect change in fair value of redeemable convertible preferred stock warrant liability	127	45

Pro forma net loss	$(76,175)	$(65,240)
Shares:
Weighted-average shares used in computing basic net loss per share	17,817	18,850
Pro forma adjustment to reflect conversion of redeemable convertible preferred stock to occur in connection with the Company’s expected IPO	59,465	59,465

Weighted-average shares used in computing basic and diluted pro forma net loss per share	77,282	78,315

Pro forma basic and diluted net loss per share	$(0.99)	$(0.83)

14. Related Party Transactions

Certain members of the Board of Directors serve on the Board of directors of and/or are executive officers of and, in some cases, are investors in, companies that are customers or vendors of the Company. Certain of the Company’s executive officers also serve on the Board of Directors of or serve in an advisory capacity to companies that are customers or vendors of the Company. Related party transactions were not material as of and for the years ended January 31, 2015 and 2016, or as of and for the nine months ended October 31, 2016 (unaudited).

15. Subsequent Events

In November 2016, the Company amended its Loan and Security Agreement with SVB to increase the revolving line of credit from $20.0 million to $40.0 million and extend the maturity to November 2018. In connection with this amendment, the Company is subject to restrictions on its ability to pay dividends and is subject to an upfront one-time commitment fee and annual anniversary fees. Amounts drawn on the line of credit will accrue interest monthly at the Wall Street Journal prime rate plus 0.75%.

On December 14, 2016, the Board of Directors approved an amendment to the Company’s 2009 Stock Plan to increase the number of shares of Common stock reserved for issuance by 2,150,000 shares, from 41,018,155 shares to 43,168,155 shares.

The Company has evaluated subsequent events through December 20, 2016, the date the consolidated financial statements as of and for the years ended January 31, 2015 and 2016 and as of October 31, 2016 and for the nine-month periods ended October 31, 2015 and 2016 (unaudited) were available for issuance.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.

SEC registration fee		*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

Since February 1, 2013, we made sales of the following unregistered securities:

Preferred Issuances

In August 2013, the Registrant sold an aggregate of 6,833,651 shares of its Series D redeemable convertible preferred stock to 7 accredited investors at a purchase price of $4.02 per share, for an aggregate purchase price of $27,499,988.

In May 2014, the Registrant sold an aggregate of 9,484,234 shares of its Series E redeemable convertible preferred stock to 13 accredited investors at a purchase price of $7.91 per share, for an aggregate purchase price of $75,000,086.

From July 2015 through September 2015, the Registrant sold an aggregate of 6,241,936 shares of its Series F redeemable convertible preferred stock to 12 accredited investors at a purchase price of $12.02 per share, for an aggregate purchase price of $74,999,982.

Option and Common Issuances

Since February 1, 2013, we granted to our employees, consultants and other service providers options to purchase an aggregate of 39,284,057 shares of common stock under our 2009 Plan at exercise prices ranging from $0.62 to $9.74 per share.

Since February 1, 2013, we issued and sold to our employees, consultants and other service providers an aggregate of 6,532,608 shares of common stock upon the exercise of options under our 2009 Plan at exercise prices ranging from $0.14 to $8.73 per share, for a weighted-average exercise price of $1.44.

Since February 1, 2013, we donated 71,605 shares of our common stock to Tipping Point Community, a charitable organization, for which we did not receive consideration.

Warrant Issuances

On March 10, 2014, we granted Silicon Valley Bank a warrant to purchase up to 300,000 shares of common stock at $1.40 per share, of which 187,500 were issued at inception of the agreement, with the remainder based upon advances drawn.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Okta.

ITEM 16. EXHIBITS	AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

ITEM 17.    UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on                     , 2017.

OKTA, INC.

By:
Todd McKinnon Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Todd McKinnon, William E. Losch and Jonathan T. Runyan, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Okta, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Todd McKinnon	Chief Executive Officer and Director (Principal Executive Officer)	, 2017

William E. Losch	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2017

J. Frederic Kerrest	Director	, 2017

Patrick Grady	Director	, 2017

Ben Horowitz	Director	, 2017

Michael Kourey	Director	, 2017

Michael Stankey	Director	, 2017

Michelle Wilson	Director	, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement, dated July 31, 2015, by and among the Registrant and certain of its stockholders.

4.3**	Warrant to Purchase Stock issued to Silicon Valley Bank by the Registrant, dated November 22, 2011.

4.4**	Warrant to Purchase Common Stock issued to Silicon Valley Bank by the Registrant, dated March 10, 2014.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	Amended and Restated 2009 Stock Plan, as amended, and forms of agreements thereunder.

10.3#*	2017 Equity Incentive Plan, and forms of agreements thereunder.

10.4#*	2017 Employee Stock Purchase Plan, and form of agreements thereunder.

10.5*	Sublease Agreement between the Registrant and StumbleUpon, Inc., dated February 2014, as amended.

10.6*	Agreement of Lease between the Registrant and Six Thirty-Four Second Street, LLC, dated December 11, 2014, as amended.

10.7#*	Form of Change of Control Agreement

10.8#*	Senior Executive Incentive Bonus Plan

10.9#*	Executive Severance Plan

10.10#*	Non-Employee Director Compensation Policy

10.11#*	Form of Offer Letter between the Registrant and each of its executive officers.

10.12**	Loan and Security Agreement, between Silicon Valley Bank and the Registrant, dated March 10, 2014, as last amended November 21, 2016.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be filed by amendment.

**	Previously filed.

#	Indicates management contract or compensatory plan, contract or agreement.